35 Years of Employee Ownership

NOTICE OF 2004 ANNUAL MEETING AND PROXY STATEMENT

2004 SUMMARY ANNUAL REPORT

SAIC®
An Employee-Owned Company
saic.com



SAIC AT 35


35 Years

"It is really our people who have made this company a success and who will continue to make the difference in the future."

– Dr. J. Robert Beyster
SAIC Founder

Thirty-five years of quality service to our customers. Hundreds of thousands of successful contract deliverables. And 43,000 employees who make a difference for our customers and our world.

On our 35th anniversary, it is appropriate to look back on our many proud accomplishments and look forward to our exciting future.

We won our first contract – helping analyze nuclear weapon effects – based on the expertise of our founder, Dr. J. Robert Beyster, a nationally recognized nuclear physicist. Our nuclear physicists quickly found other uses for their knowledge and expertise beyond national security work and undertook projects for the nuclear energy





industry (risk assessments and plant safeguards) and the health care community (radiation treatment for cancer).

In the years that followed, our commitment to help our customers took us in directions we never could have foreseen. We recruited specialists from a wide array of technical disciplines and brought them together in multi-disciplinary teams to solve customer problems. At the time, this was a novel approach. Our staff explored an astonishing number of new technologies. SAIC quickly gained a reputation for its willingness to try novel solutions and its ability to solve some of our customers' toughest problems.

Hearing of our reputation, customers from many other fields recruited SAIC to help solve their most difficult problems. Recovering from the nuclear accidents at Three Mile Island and Chernobyl. Remediating the Prince William Sound oil spill and the Love Canal hazardous waste site. Developing the nation's first high-level nuclear waste repository at Yucca Mountain. Working to create vaccines for AIDS, malaria, and SARS.

Our list of accomplishments is extraordinary. Integrating a worldwide medical information system for all Department of Defense medical facilities. Providing critical policy support and analysis for the Intermediate-Range Nuclear Forces (INF) treaty. Integrating the most realistic battlefield training center in the world at the U.S. Army's National Training Center. Providing critical technical support for the Space Shuttle, the International Space Station, the Mariner 9 mission to Mars, and the Voyager mission past Jupiter and Saturn. Integrating many of the most important command and control centers for the U.S. military. Developing breakthrough technologies for signals analysis and image exploitation. Creating innovative technologies for the 1987 America's Cup winner, *Stars & Stripes*. Providing crucial engineering support for the TRIDENT submarine, cruise missile program, and so many more critical programs.

"For 35 years, the company has not wavered from its initial commitment. Our employee owners are proud of what they have been able to accomplish through their hard work, steadfast dedication, and perseverance in our commitments to our customers," says SAIC CEO Ken Dahlberg.

"Employee ownership has been a major discriminator and reason for our success. Today, the same principles are governing and guiding our company as we embark upon our next 35 years in the company's evolution."

MESSAGE TO STOCKHOLDERS



Our senior management team from left to right:
Bill Roper, Duane Andrews, John Warner, Ken Dahlberg, Matt Desch, Tom Darcy, and Randy Walker

This is a time of transition both for SAIC and our country. The economic, business, and political landscapes have undergone dramatic change since September 11, 2001. SAIC and its customers face new challenges that require different ways of thinking.

At SAIC, we are responding with new strategies to support our current and future customers' needs. We are using our subject matter expertise, technology, innovation, systems integration skills, and strong program management to develop next generation systems to meet our customers' requirements. As SAIC's new Chief Executive Officer, I am proud to be the one chosen to lead SAIC.

SAIC has what it takes to succeed in these difficult times thanks to the vision and hard work of SAIC's founder, Dr. J. Robert Beyster. He built a company renowned for its creativity, innovation and entrepreneurship. He endowed SAIC with an extraordinarily talented team of employees. He created an employee ownership system to motivate and reward excellent performance that benefits our customers.

Our sights are set clearly on the future. Both our customers and employees look to SAIC to help them build a better future.

My job is to build upon the excellent resources we already have and focus us in ways that can best meet our customers' needs and drive continued SAIC growth. In other words, to direct SAIC's energy, passion, and commitment toward the future.

We have already taken important steps in these directions.

Create a more customer-focused SAIC. During my first months at SAIC, I asked our key customers how we could do better. They said: make it easier to do business with SAIC. We responded.

Three months after I joined SAIC and at the start of

Fiscal Year 2005, we reorganized the company into fewer, more capable groups and business units that are focused on and aligned with our customers and markets. This enables us to better serve our customers.

For example, the wide-ranging work we do for intelligence agencies – a top priority in fighting the global war on terrorism and a major growth area for SAIC – has been consolidated from several organizational units into one.

As an added benefit, our new business units now have the size, strength, and resources to compete better for major contracts and to collaborate appropriately with one another on larger systems integration opportunities.

Equally important, the realignment enabled our best and brightest leaders to expand their skills by running larger businesses that will accelerate career development.

Our new organization structure is customer-focused, growth-focused, and leadership-focused.

Reinvigorate SAIC's commitment to growth. On February 1, the start of our Fiscal Year 2005, we outlined a bold vision for SAIC's future: double our company's value in five years or less.

SAIC has always been a growth-oriented company. Through growth, we create better career opportunities for employees, create a dynamic and exciting work environment, and generate opportunities for stock price appreciation. Even with the challenging economic climate, we achieved more than 50% revenue growth over the last five years.

Today, it is important to reaffirm our commitment to growth as we have in place the strategies to enable stronger growth in the future.

Develop our next generation leaders. Having spent 10 years as a program manager, I acquired a deep appreciation of the importance of talking with customers to truly understand what their needs are and then building a team to deliver on-target solutions.

I believe this kind of program management experience is fundamental for those who will be our future company leaders. We will give promising employees more mobility, more rotation of assignments, and more program management experience to develop our next generation leaders.

Recommit to SAIC's traditional values. Our culture and employee ownership make SAIC unique. Employee ownership has been a primary factor in SAIC's outstanding success. It has enabled us to retain our objectivity and independence in developing innovative solutions for our customers.

Our broad, deep technical expertise is a formidable strength. It gives us an edge in winning hard-fought procurement competitions – and in performing outstanding work for our customers.

We have earned our customers' trust year after year through consistent high-quality performance and high ethical standards. Our reputation in these areas is an extraordinary legacy we must protect and strengthen.

To do so, we must retain the personal commitment of employees at every level of SAIC and their dedication to excellence and ethics.

Better serve federal government customers. By consolidating our capabilities into fewer, more capable organizational units, we strengthened our ability to offer more end-to-end, integrated solutions such as the ones we're providing for the Department of Homeland Security, the U.S. Army's Future Combat Systems program, and the DoD's Guardian Installation Protection Program. The latter contract, awarded shortly after our fiscal year end, aims to provide better protection from weapons of mass destruction for military installations worldwide.

By aligning our people and organizations with our federal customers, we become part of their world. We develop a deeper knowledge and understanding of their operational requirements, synchronize better with their operational tempo, and better anticipate new operational needs. With our strong systems engineering and large-scale integration skills, we develop new solutions, capabilities, and technologies that make a real difference for our customers.

Better serve commercial and telecommunications customers. Many of our prospective customers are experiencing crisis and change driven by the need to reduce costs, improve the return on their IT investment, and deliver value to their customers and stockholders. We responded by giving key clients – especially those in the oil and gas, utilities, and telecommunications industries – new solutions that produced major cost savings. By leveraging and applying our unique experience and capabilities in science and engineering, managing large-scale research and development efforts, complex supply chain processes, and data analytics, we can provide differentiation in the market and add business value for our customers. We believe this demonstration of our commitment to service and performance will help us maintain strong long-term relationships with these key clients as their industries improve.

Strengthen financial performance. I am proud of our performance for Fiscal Year 2004 (FY04), particularly as we celebrate the 35th anniversary of our company. Our revenue climbed 14% to $6.7 billion. Our net income jumped nearly 43% to $351 million, primarily due to increases in our operating income and decreases in non-operating expenses.

With a funded backlog of $4.2 billion, and cash and marketable securities of $2.4 billion, SAIC is well positioned to continue its record of outstanding customer service and successful growth into Fiscal Year 2005 and beyond.

To our customers worldwide, I deeply appreciate your business. We want to continue to earn your business by exceptional performance and innovation. To our 43,000 employee owners, I am deeply grateful for your tireless efforts and dedication to our customers. I am honored to lead this remarkable company and look forward to even greater success as we build our future together.

Ken Dahlberg
Chief Executive Officer and President

Revenues


Millions
2004 $6,720
2003 $5,903
2002 $5,771
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
'00
'04

Operating Income


Millions
2004 $540
2003 $499
2002 $432
$1,000
$800
$600
$400
$200
$0
Net gain on sale of business units and subsidiary common stock
'00
'04

Stockholders' Equity


Millions
2004 $2,190
2003 $2,007
2002 $2,524
$3,000
$2,000
$1,000
$0
'00
'04

Diluted Earnings per Share


2004 $1.86
2003 $1.21
2002 $0.08
$8
$6
$4
$2
$0
'00
'04
Includes net gain or loss after taxes on marketable securities and other investments, including impairment losses

Net Income


Millions
2004 $351
2003 $246
2002 $19
$2,000
$1,000
$0
'00
'04



PROXY STATEMENT

An Employee-Owned Company

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

10260 Campus Point Drive
San Diego, California 92121

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held July 16, 2004

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Science Applications International Corporation, a Delaware corporation (the "Company"), will be held in the Grand Ballroom of the Hilton La Jolla Torrey Pines Hotel, 10950 North Torrey Pines Road, San Diego, California, on Friday, July 16, 2004, at 10:00 A.M. (local time), for the following purposes:

1. To elect six Class II Directors, each for a term of three years;
2. To approve the 2004 Employee Stock Purchase Plan;
3. To vote on a stockholder proposal regarding the Company's classified Board; and
4. To transact such other business as may properly come before the meeting or any adjournments, postponements or continuations thereof.

Only stockholders of record at the close of business on May 19, 2004, are entitled to notice of and to vote at the Annual Meeting and at any and all adjournments, postponements or continuations thereof. A list of stockholders entitled to vote at the meeting will be available for inspection at the office of the Secretary of the Company at 10010 Campus Point Drive, San Diego, California for at least 10 days prior to the meeting and will also be available for inspection at the meeting.

By Order of the Board of Directors

D.E. Scott

D.E. SCOTT
Senior Vice President,
General Counsel and Secretary

San Diego, California
June 4, 2004

YOUR VOTE IS IMPORTANT

You are cordially invited to attend the Annual Meeting. However, to ensure that your shares are represented at the meeting, please submit your proxy (1) over the Internet, (2) by telephone or (3) by mail. For specific instructions, please refer to the questions and answers beginning on the first page of this proxy statement and the instructions on the enclosed proxy card. Submitting a proxy will not prevent you from attending the Annual Meeting and voting in person, if you so desire, but will help the Company secure a quorum and reduce the expense of additional proxy solicitation.

(This page has been left blank intentionally.)

An Employee-Owned Company

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

10260 Campus Point Drive
San Diego, California 92121

ANNUAL MEETING OF STOCKHOLDERS
To Be Held July 16, 2004

PROXY STATEMENT

This Proxy Statement is being furnished to the stockholders of Science Applications International Corporation, a Delaware corporation (the "Company"), in connection with the solicitation of proxies by its Board of Directors for use at the Annual Meeting of Stockholders of the Company (the "Annual Meeting") to be held in the Grand Ballroom of the Hilton La Jolla Torrey Pines Hotel, 10950 North Torrey Pines Road, San Diego, California, on Friday, July 16, 2004, at 10:00 A.M. (local time), and at any and all adjournments, postponements or continuations thereof. This Proxy Statement and the enclosed form of proxy are first being mailed to the stockholders of the Company on or about June 4, 2004.

INFORMATION ABOUT THE ANNUAL MEETING

What is the purpose of the Annual Meeting?

At the Annual Meeting, the stockholders of the Company are being asked to consider and vote upon:

1. the election of six Class II Directors, each for a term of three years;
2. the approval of the 2004 Employee Stock Purchase Plan;
3. a stockholder proposal regarding the Company's classified Board; and
4. such other business as may properly come before the meeting or any adjournments, postponements or continuations thereof.

When and where will the Annual Meeting be held?

The Annual Meeting will be held in the Grand Ballroom of the Hilton La Jolla Torrey Pines Hotel, 10950 North Torrey Pines Road, San Diego, California, on Friday, July 16, 2004, at 10:00 A.M. (local time).

Who can attend the Annual Meeting?

All stockholders or their duly appointed proxies may attend the meeting.

INFORMATION ABOUT VOTING RIGHTS AND SOLICITATION OF PROXIES

Who is entitled to vote at the Annual Meeting?

Only stockholders of record of the Company's Class A common stock, par value $.01 per share (the "Class A common stock"), and/or Class B common stock, par value $.05 per share (the "Class B common stock"), as of the close of business on May 19, 2004 (the "Record Date"), are entitled to notice of and to vote at the Annual Meeting. As of the Record Date, the Company had 182,909,109 shares of Class A common stock and 222,451 shares of Class B common stock outstanding. The Company has no other class of capital stock outstanding. The Class A common stock and the Class B common stock are collectively referred to herein as the "Common Stock" and vote together as a single class on all matters.

What constitutes a quorum?

The presence at the meeting, either in person or by proxy, of the holders of a majority of the total voting power of the shares of Common Stock outstanding on the Record Date is necessary to constitute a quorum and to conduct business at the Annual Meeting. Although abstentions may be specified on all proposals (other than the election of Directors), abstentions will only be counted as present for purposes of determining the presence of a quorum.

How many votes am I entitled to?

Each holder of Class A common stock will be entitled to one vote per share and each holder of Class B common stock will be entitled to 20 votes per share, in person or by proxy, for each share of Common Stock held in such stockholder's name as of the Record Date on any matter submitted to a vote of stockholders at the Annual Meeting. However, in the election of Directors, all shares are entitled to be voted cumulatively. Accordingly, in voting for Directors: (i) each share of Class A common stock is entitled to as many votes as there are Directors to be elected, (ii) each share of Class B common stock is entitled to 20 times as many votes as there are Directors to be elected and (iii) each stockholder may cast all of such votes for a single nominee or distribute them among any two or more nominees as such stockholder chooses. To apportion your votes among two or more nominees other than on a pro rata basis, you must submit your proxy using a proxy card or by voting in person at the Annual Meeting. You may not submit your proxy over the Internet or by telephone if you wish to distribute your votes unevenly among two or more nominees. Unless otherwise directed, shares represented by properly executed proxies will be voted at the discretion of the proxy holders so as to elect the maximum number of the Board of Directors' nominees that may be elected by cumulative voting.

How do I vote my shares?

Shares of Common Stock represented by properly executed proxies received in time for voting at the Annual Meeting will, unless such proxies have previously been revoked, be voted in accordance with the instructions indicated thereon. In the absence of specific instructions, the shares represented by properly executed proxies will be voted FOR the election of Directors so as to elect the maximum number of the Board of Directors' nominees that may be elected by cumulative voting, FOR the approval of the 2004 Employee Stock Purchase Plan and AGAINST the stockholder proposal regarding the Company's classified Board. No business other than that set forth in the accompanying Notice of Annual Meeting is expected to come before the Annual Meeting; however, should any other matter requiring a vote of stockholders properly come before the Annual Meeting, it is the intention of the proxy holders to vote such shares in accordance with their best judgment on such matter.

There are four different ways to vote your shares:

Vote by Internet: You may submit a proxy or voting instructions by the Internet by following the instructions at www.proxyvote.com.

Vote by Telephone: You may submit a proxy or voting instructions by calling 1-800-690-6903 and following the instructions.

Vote by Mail: If you received your proxy materials via the U.S. mail, you may complete, sign and return the accompanying proxy and voting instruction card.

Vote in Person: If you are a stockholder as of the record date and attend the meeting, you may vote in person at the meeting.

Submitting a proxy will not prevent a stockholder from attending the Annual Meeting and voting in person. Any proxy may be revoked at any time prior to the exercise thereof by delivering in a timely manner a written revocation or a new proxy bearing a later date to the Secretary of the Company as described below, or by attending the Annual Meeting and voting in person. The mailing address of the Corporate Secretary is 10260 Campus Point Drive, San Diego, California 92121. Attendance at the Annual Meeting will not, however, in and of itself constitute a revocation of a proxy.

How are the shares held by the Retirement Plans voted?

Each participant in the Employee Stock Retirement Plan ("ESRP"), 401(k) Profit Sharing Plan ("401(k) Profit Sharing Plan") of the Company, the Telcordia Technologies 401(k) Savings Plan of Telcordia Technologies, Inc., a wholly-owned subsidiary of the Company (the "Telcordia Plan"), and the AMSEC Employees 401(k) Profit Sharing Plan of AMSEC LLC, a joint venture in which the Company owns 55% (the "AMSEC Plan") (collectively, the "Retirement Plans") has the right to instruct Vanguard Fiduciary Trust Company (the "Trustee"), as trustee of the Retirement Plans, on a confidential basis how to vote his or her proportionate interests in all allocated shares of Common Stock held in the Retirement Plans. The Trustee will vote all allocated shares held in the Retirement Plans as to which no voting instructions are received, together with all unallocated shares held in the Retirement Plans, in the same proportion, on a plan-by-plan basis, as the allocated shares for which voting instructions have been received. The Trustee's duties with respect to voting the Common Stock in the Retirement Plans are governed by the fiduciary provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The fiduciary provisions of ERISA may require, in certain limited circumstances, that the Trustee override the votes of participants with respect to the Common Stock held by the Trustee and to determine, in the Trustee's best judgment, how to vote the shares.

How are the shares held by the Stock Plans voted?

Under the terms of the Company's Stock Compensation Plan, Management Stock Compensation Plan and Key Executive Stock Deferral Plan (collectively, the "Stock Plans"), Wachovia Bank, N.A. ("Wachovia"), as trustee of the Stock Plans, has the power to vote the shares of Class A common stock held by Wachovia in the Stock Plans. Wachovia will vote all such shares of Class A common stock in the same proportion that the other stockholders of the Company vote their shares of Common Stock.

Who is soliciting these proxies?

The Company is soliciting these proxies and the cost of the solicitation will be borne by the Company, including the charges and expenses of persons holding shares in their name as nominee for forwarding proxy materials to the beneficial owners of such shares. In addition to the use of the mails, proxies may be solicited by officers, Directors and employees of the Company in person, by telephone or by email. Such individuals will not be additionally compensated for such solicitation but may be reimbursed for reasonable out-of-pocket expenses incurred in connection with such solicitation.

PROPOSAL I—ELECTION OF DIRECTORS

The Company's Certificate of Incorporation provides for a "classified" Board of Directors consisting of three classes which shall be as equal in number as possible. The number of authorized Directors is currently fixed at 20 Directors, with six Directors in Class I and Class III and eight Directors in Class II. D.P. Andrews and J.P. Walkush were reclassified as Class II Directors to cause the Directors in each class to be as equal in number as possible after the annual election of Directors.

At the Annual Meeting, six Class II Directors are to be elected to serve three-year terms ending in 2007 or until their successors are elected and qualified or their earlier retirement, death, resignation or removal or disqualification from service as a Director pursuant to any current or future provision of the Bylaws. Currently, D.P. Andrews, J.R. Beyster, K.C. Dahlberg, M.J. Desch, M.E. Trout, J.P. Walkush, J.H. Warner, Jr. and A.T. Young serve as Class II Directors. All such Class II Directors will be standing for reelection, other than J.R. Beyster and M.E. Trout who are retiring from the Board at the end of their terms after 35 and 9 years of service, respectively. As a result, effective as of July 16, 2004, the Board of Directors reduced the number of authorized directors to 18. The six nominees who receive the most votes will be elected as Class II Directors. It is intended that, unless otherwise indicated, the persons named in the enclosed form of proxy will vote FOR the election of Directors so as to elect the maximum number of the Board of Directors' nominees that may be elected by cumulative voting. Each nominee has consented to be named in this proxy statement and to serve if elected. To the best knowledge of the Board of Directors, all of the nominees are, and will be, able and willing to serve. In the event that any of the six nominees listed below should become unable to stand for election at the Annual Meeting, the proxy holders intend to vote for such other person, if any, as may be designated by the Board of Directors, in the place and stead of any nominee unable to serve. Alternatively, the Board of Directors may elect, pursuant to Section 3.02 of the Company's Bylaws, to fix the authorized number of Directors at a lower number so as to give the Nominating Committee of the Board of Directors additional time to evaluate candidates.

The Board of Directors unanimously recommends a vote FOR each nominee. Set forth below is a brief biography of each nominee for election as a Class II Director and of all other members of the Board of Directors who will continue in office:

NOMINEES FOR ELECTION AS CLASS II DIRECTORS—TERM ENDING 2007

D.P. Andrews, age 59 **Director since 1996**
Corporate Executive Vice President, President and Chief Operating Officer of Federal Business and Director

Mr. Andrews joined the Company in 1993 and has served as a Corporate Executive Vice President since January 1998. In December 2003, he was appointed as President and Chief Operating Officer of Federal Business. Mr. Andrews served as Executive Vice President for Corporate Development from 1995 to 1998. Prior to joining the Company, Mr. Andrews served as Assistant Secretary of Defense from 1989 to 1993.

K.C. Dahlberg, age 59 **Director since 2003**
Chief Executive Officer, President and Director

Mr. Dahlberg has served as Chief Executive Officer and President since November 2003. Prior to joining the Company, Mr. Dahlberg was with General Dynamics Corp. from March 2001 to October 2003, where he served as Executive Vice President. Mr. Dahlberg was with Raytheon International from February 2000 to March 2001, where he served as President, and from 1997 to 2000 he served as President and Chief Operating Officer of Raytheon Systems Company. Mr. Dahlberg held various positions with Hughes Aircraft from 1967 to 1997.

M.J. Desch, age 46 **Director since 2002**
Director

Mr. Desch has been Chief Executive Officer of Telcordia Technologies, Inc., a wholly-owned subsidiary of the Company ("Telcordia"), since July 2002 and a Director since October 2002. Mr. Desch has also served as Chairman of Airspan Networks since 2000. Prior thereto, Mr. Desch was associated with Nortel Networks Corporation from 1987 to 2000 where he served as Executive Vice President and President.

J.P. Walkush, age 52 **Director since 1996**
Executive Vice President and Director

Mr. Walkush joined the Company in 1976 and has served as an Executive Vice President since 2000. Prior thereto, Mr. Walkush served as a Sector Vice President from 1994 to 2000.

J.H. Warner, Jr., age 63 **Director since 1988**
Corporate Executive Vice President, Chief Administrative Officer and Director

Dr. Warner joined the Company in 1973 and has served as a Corporate Executive Vice President since 1996 and Chief Administrative Officer since December 2003. Prior thereto, Dr. Warner served as an Executive Vice President from 1989 to 1996.

A.T. Young, age 66 **Director since 1995**
Director

Mr. Young served as an Executive Vice President of Lockheed Martin Corp. from March 1995 to July 1995. Prior to its merger with Lockheed Corporation, Mr. Young served as the President and Chief Operating Officer of Martin Marietta Corp. from 1990 to 1995. Mr. Young is also on the Board of Directors of the Goodrich Corporation and Potomac Electric Power Company.

CLASS III DIRECTORS—TERM ENDING 2005

W.A. Downing, age 64 **Director since 2002**
Director

General Downing, USA (Ret.) joined the Company as a consulting employee in March 1996 and advises the Company on a wide variety of matters, including its long-term strategy for domestic and international business development. General Downing has also served as Vice President of Downing & Associates, Inc., a consulting firm, since July 2002 and from 1996 to October 2001. From October 2001 to July 2002, General Downing served as Deputy National Security Advisor for Combating Terrorism on the National Security Council. General Downing retired from the United States Army in 1996. Prior to his retirement, General Downing served as the Commander in Chief of U.S. Special Operations Command. General Downing also served as a Director of the Company from 1996 to 2001. General Downing is also on the Board of Directors of Metal Storm Limited.

D.H. Foley, age 59 **Director since 2002**
Group President and Director

Dr. Foley joined the Company in 1992 and has served as a Group President since February 2004. From July 2000 to February 2004, he was an Executive Vice President. Prior thereto, Dr. Foley served as a Sector Vice President from 1992 to 2000.

A.K. Jones, age 62 **Director since 1998**
Director

Dr. Jones is the Quarles Professor of Engineering at the University of Virginia where she has taught since 1989. From 1993 to 1997, Dr. Jones was on leave of absence from the University to serve as Director of Defense Research and Engineering in the U.S. Department of Defense. Dr. Jones also served as a Director of the Company from 1987 to 1993.

S.D. Rockwood, age 61 **Director since 1996**
Executive Vice President, Chief Technology Officer and Director

Dr. Rockwood joined the Company in 1986 and has served as an Executive Vice President since 1997. In December 2003, he was appointed as Chief Technology Officer and in January 2004 commenced part-time employment. Prior thereto, Dr. Rockwood served as a Sector Vice President from 1987 to 1997.

E.J. Sanderson, Jr., age 55 **Director since 2002**
Director

Mr. Sanderson served as an Executive Vice President of Oracle Corporation from 1995 to 2001, and was responsible for Oracle Product Industries, Oracle Consulting, and the Latin American Division. Prior to that he held senior positions at Unisys, McKinsey & Company and Accenture (formerly Andersen Consulting). Mr. Sanderson is also a member of the Board of Directors of Quantum Corporation.

R. Snyderman, age 64 **Director since 2002**
Director

Dr. Snyderman has served as Chancellor for Health Affairs at Duke University since 1989, Executive Dean of the School of Medicine at Duke University since 1999 and the President and Chief Executive Officer of Duke University Health System since 1998. He also served as Dean of the School of Medicine at Duke University from 1989 to 1999. Dr. Snyderman is a member of the Board of Directors of Axonyx Inc., Cardiome Pharma Corporation and The Procter & Gamble Company.

CLASS I DIRECTORS—TERM ENDING 2006

W.H. Demisch, age 59 **Director since 1990**
Director

Mr. Demisch is a principal of Demisch Associates LLC. He was a Managing Director of Dresdner Kleinwort Wasserstein, formerly Wasserstein Perella Securities, Inc., from 1998 to 2002. From 1993 to 1998, he was Managing Director of BT Alex. Brown, and from 1988 to 1993, he was Managing Director of UBS Securities, Inc.

J.A. Drummond, age 64 **Director since 2003**
Director

Mr. Drummond was employed by BellSouth Corporation from 1962 until his retirement in December 2001. He served as Vice Chairman of BellSouth Corporation from January 2000 until his retirement. He was President and Chief Executive Officer of BellSouth Communications Group, a provider of traditional telephone operations and products, from January 1998 until December 1999. He was President and Chief Executive Officer of BellSouth Telecommunications, Inc. from January 1995 until December 1997. Mr. Drummond also serves on the boards of directors of Borg-Warner Automotive, AirTran Holdings, Inc. and Centillium Communications, Inc.

J.E. Glancy, age 58 **Director since 1994**
Director

Dr. Glancy joined the Company in 1976 and served as an Executive Vice President until January 2004 when he commenced part-time employment. Prior thereto, Dr. Glancy served as a Corporate Executive Vice President from 1994 to 2000.

H.M.J. Kraemer, Jr., age 49 **Director since 1997**
Director

Mr. Kraemer served as the Chairman of Baxter International, Inc. ("Baxter"), a health-care products, systems and services company, from January 2000 until April 2004, as Chief Executive Officer of Baxter from January 1999 until April 2004 and as President of Baxter from April 1997 until April 2004. Prior thereto, Mr. Kraemer served as the Senior Vice President and Chief Financial Officer of Baxter from November 1993 to April 1997.

C.B. Malone, age 68 **Director since 1993**
Director

Ms. Malone has served as the President of Financial & Management Consulting, Inc., a consulting company, since 1982. Ms. Malone is also a member of the Board of Directors of Hasbro, Inc., Lafarge North America, Lowe's Companies, Inc., and Novell, Inc.

R.I. Walker, age 39 **Director since 2002**
Corporate Executive Vice President and Director

Mr. Walker joined the Company in 2002 and has served as a Corporate Executive Vice President since July 2002. Prior to joining the Company, Mr. Walker served as Vice President/General Manager of IBM Global Services from 1996 to 2002, and Manager with Deloitte & Touche LLP from 1994 to 1996.

PROPOSAL II—APPROVAL OF THE 2004 EMPLOYEE STOCK PURCHASE PLAN

General

The Company currently maintains the 2001 Employee Stock Purchase Plan (the "2001 Stock Purchase Plan") which provides for the purchase of Class A Common Stock by participating employees through voluntary payroll deductions. The 2001 Stock Purchase Plan expires by its terms on July 31, 2004. On April 16, 2004, the Board of Directors of the Company approved, subject to stockholder approval, the 2004 Employee Stock Purchase Plan (the "2004 Stock Purchase Plan"), which will enable employees to continue to purchase shares of Class A Common Stock through payroll deductions for a three-year period. The maximum number of shares that may be purchased under the 2004 Stock Purchase Plan, if approved by the stockholders, is limited to the sum of the following (subject to adjustment under certain circumstances): (i) 6,000,000 shares of Class A Common Stock and (ii) the number of shares of Class A Common Stock that remain available for issuance under the 2001 Stock Purchase Plan as of the effective date of the 2004 Stock Purchase Plan, expected to be approximately 4,500,000 shares, following which date no further shares will be offered under the 2001 Stock Purchase Plan.

The following summary of the terms and provisions of the 2004 Stock Purchase Plan is qualified in its entirety by reference to the full text of the 2004 Stock Purchase Plan, a copy of which is attached to this Proxy Statement as Annex I and incorporated herein by reference. All capitalized or quoted terms have the meanings ascribed to them in the 2004 Stock Purchase Plan unless otherwise defined herein.

Eligibility

Generally, all of the Company's employees will be eligible to participate in the 2004 Stock Purchase Plan, except for employees of subsidiaries which have not been designated as eligible for participation. The Company's Employee Stock Purchase Committee (the "Stock Purchase Committee") may also impose eligibility requirements consistent with Section 423(b) of the Code. No employee, however, who owns capital stock of the Company having more than 5% of the voting power or value of such capital stock will be able to participate. An employee's eligibility to participate in the 2004 Stock Purchase Plan will terminate immediately upon the termination of his or her employment with the Company, upon a change in employment status to a leave of absence or upon transfer to an ineligible subsidiary. As of April 30, 2004, there were approximately 37,200 employees who would have been eligible to participate in the 2004 Stock Purchase Plan.

In addition, the Stock Purchase Committee has the authority to allow employees of any designated subsidiary as well as an entity in which the Company has an equity ownership interest of less than 50% to participate in a non-Code Section 423 component of the 2004 Stock Purchase Plan. The Stock Purchase Committee has the power and authority to modify the eligibility for and terms and conditions of participation in the 2004 Stock Purchase Plan by such employees. Shares purchased by employees of such entities will not be eligible for the favorable tax treatment under Section 423 of the Code.

Employees will be able to enroll in the 2004 Stock Purchase Plan by completing a payroll deduction authorization form and providing it to the designated officials of the Company. The minimum and maximum payroll deduction percentage will be determined by the Committee. Currently, the minimum payroll deduction allowed is 1% of compensation and the maximum allowable deduction is 10% of compensation unless and until a different maximum percentage is established by the Stock Purchase Committee. No employee is entitled to purchase an amount of Class A Common Stock having a fair market value (measured as of its purchase date) in excess of $25,000 in any calendar year pursuant to the 2004 Stock Purchase Plan and any other employee stock purchase plan which may be adopted by the Company.

Purchase of Shares

Shares of Class A Common Stock purchased under the 2004 Stock Purchase Plan may be acquired in the Company's Limited Market or purchased from the Company out of its authorized but unissued shares. At each of four predetermined purchase dates during the year, the agent under the 2004 Stock Purchase Plan (the "Agent") will purchase for the account of each participant in the 2004 Stock Purchase Plan the whole number of shares of Class A Common Stock which may be acquired with the funds available in the participant's account, together with the Company's contribution described below.

The Company will contribute a certain percent of the cost of each share of Class A Common Stock purchased under the 2004 Stock Purchase Plan. The percent to be contributed by the Company (the "Company Percent") will be determined by the Stock Purchase Committee and will be between zero percent (0%) and fifteen percent (15%). The Company Percent will be fifteen percent (15%) unless and until changed by the Stock Purchase Committee. On each purchase date, the Company will pay the Company Percent of the cost of each share purchased by the Agent whether purchased in the Limited Market or as a newly issued share.

The purchase price to be paid for the shares of Class A Common Stock acquired for the account of participants will be the Formula Price in effect as of the date of purchase. As of April 30, 2004, the Formula Price for the Class A Common Stock was $37.34 per share.

Plan Benefits

The amount of benefits to be provided to employees pursuant to the 2004 Stock Purchase Plan will depend upon such employee's level of participation, the Company's stock price performance and the Company Percent. Therefore, the benefits and amount of awards that will be received by each of the Named Executive Officers, the executive officers as a group and all other employees as a group under the 2004 Stock Purchase Plan are not presently determinable.

Distribution and Voting Rights

Participants shall have the right to vote the shares of Class A Common Stock purchased under the 2004 Stock Purchase Plan. Shares of Class A Common Stock acquired under the 2004 Stock Purchase Plan will be distributed to each participant prior to any record date established by the Company for any vote of its stockholders and in the interim will be held by the Agent for the account of such participant.

Restrictions on Shares Purchased

Pursuant to the Company's Restated Certificate of Incorporation, all shares of Class A Common Stock purchased pursuant to the 2004 Stock Purchase Plan will be subject to the Company's right of repurchase upon the participant's termination of employment or affiliation with the Company at the then prevailing Formula Price. All such shares will also be subject to the Company's right of first refusal in the event that the participant desires to sell such shares other than in the Company's Limited Market.

Withdrawals

Participants may withdraw from the 2004 Stock Purchase Plan, terminate their election to purchase shares and obtain repayment of the balance of any monies held in their accounts at any time prior to the acquisition of shares of Class A Common Stock therewith. No interest will be paid on the money held in the accounts of the participants, unless required by applicable law.

Amendment and Termination

The Board of Directors of the Company may suspend or amend the 2004 Stock Purchase Plan in any respect, except that no amendment may, without the approval of a majority of the voting power of the capital stock of the Company present or represented and entitled to vote at a duly constituted meeting of the stockholders, (i) increase the maximum number of shares authorized to be issued by the Company under the 2004 Stock Purchase Plan or (ii) deny to participating employees the right at any time to withdraw from the 2004 Stock Purchase Plan and thereupon obtain all amounts then due to their credit in their accounts.

The 2004 Stock Purchase Plan will terminate on July 31, 2007, unless earlier terminated by the Board of Directors.

Administration

The 2004 Stock Purchase Plan will be administered by the Stock Purchase Committee, whose members are appointed by the Company's Board of Directors to serve at the discretion of the Board. Members of the Stock Purchase Committee will not receive any compensation from the 2004 Stock Purchase Plan or the Company for services rendered in connection therewith.

Agent

The Company or its designee will be the Agent of the 2004 Stock Purchase Plan.

Federal Income Tax Consequences

For federal income tax purposes, no taxable income will be recognized by a participant in the 2004 Stock Purchase Plan until the taxable year of sale or other disposition of the shares of Class A Common Stock acquired under the part of the plan which qualifies under Code Section 423. When the shares are disposed of by a participant two years or more from the date such shares were purchased for the participant's account by the Agent, the participant must recognize ordinary income for the taxable year of disposition to the extent of the lesser of (i) the excess of the fair market value of the shares on the purchase date over the amount of the purchase price paid by the participant (the "Discount") or (ii) the excess of the fair market value of the shares at disposition or death over the purchase price. In the event of a participant's death while owning shares acquired under the 2004 Stock Purchase Plan, ordinary income must be recognized in the year of death in the amount specified in the foregoing sentence. When the shares are disposed of prior to the expiration of the two-year holding period specified above (a "disqualifying disposition"), the participant must recognize ordinary income in the amount of the Discount, even if the disposition is by gift or is at a loss. Additional gain, if any, will be short-term or long-term capital gain depending on whether the holding period is more than 12 months or 12 months or less.

In the cases discussed above (other than death), the amount of ordinary income recognized by a participant is added to the purchase price paid by the participant and this amount becomes the tax basis for determining the amount of the capital gain or loss from the disposition of the shares, assuming that the shares are a capital asset in the hands of the participant.

Net capital gains from the disposition of capital stock held more than 12 months are currently taxed at a maximum federal income tax rate of 15% and net capital gains from the disposition of stock held not more than 12 months is taxed as ordinary income (maximum rate of 35%). However, limitations on itemized deductions and the phase-out of personal exemptions may result in effective marginal tax rates higher than 15% for net capital gains and 35% for ordinary income.

The Company will not be entitled to a deduction at any time for the shares issued pursuant to the part of the 2004 Stock Purchase Plan which qualifies under Code Section 423 if a participant holding such shares continues to hold his or her shares or disposes of his or her shares after the required two-year holding period or dies while holding such shares. If, however, a participant disposes of such shares prior to the expiration of the two-year holding period, the Company is allowed a deduction to the extent of the amount of ordinary income includable in gross income by such participant for the taxable year as a result of the premature disposition of the shares, subject to the deduction limitation of Code Section 162(m).

A participant purchasing shares under the non-Code Section 423 component of the Plan will be taxed at ordinary income rates on the Discount at the time of purchase, and the Company will be entitled to a deduction of the same amount.

Section 162(m)

Section 162(m) of the Code generally disallows a federal income tax deduction to any publicly held corporation for compensation paid in excess of $1 million in any taxable year to the chief executive officer or any of the other four most highly compensated executive officers who are employed by the corporation on the last day of the taxable year. Compensation equal to the Discount recognized by the participant on the disqualifying disposition of shares purchased under the 2004 Stock Purchase Plan less than one year after the purchase of such shares will not qualify for any exception to Code Section 162(m).

Scope of Discussion

The foregoing discussion is intended only as a summary of certain relevant federal income tax consequences and does not purport to be a complete discussion of all of the tax consequences of participation in the 2004 Stock Purchase Plan. Accordingly, participants should consult their own tax advisors with respect to all federal, foreign, state and local tax effects of participation in the 2004 Stock Purchase Plan. Moreover, the Company does not represent that the foregoing tax consequences will apply to any participant's specific circumstances or will continue to apply in the future and makes no undertaking to maintain the tax-qualified status of the 2004 Stock Purchase Plan.

Recommendation of the Board of Directors; Vote Required

The Board of Directors believes that approval of the 2004 Stock Purchase Plan is in the best interest of the Company and its stockholders because it provides a means for employees to acquire or increase their stock ownership, thereby aligning their financial interest with the Company's. **The Board of Directors has approved the 2004 Stock Purchase Plan and recommends that stockholders vote FOR the approval and adoption of the 2004 Stock Purchase Plan.**

The affirmative vote of the holders of a majority of the voting power of Class A Common Stock and Class B Common Stock, voting together as a single class, present or represented and entitled to vote at the Annual Meeting is required to approve the 2004 Stock Purchase Plan. A stockholder who signs and submits a ballot or proxy is "present," so an abstention will have the same effect as a vote against those proposals. If the 2004 Stock Purchase Plan is not approved by the Company's stockholders, it will not be implemented.

PROPOSAL III—STOCKHOLDER PROPOSAL REGARDING THE COMPANY'S CLASSIFIED BOARD

This proposal was submitted by Christopher A. Smith, 3440 Hamlin Road, Lafayette, California 94549. As of April 30, 2004, Mr. Smith beneficially owned 28,935 shares of the Company's Class A Common Stock.

Resolved: That SAIC stockholders recommend that the Board of Directors take the necessary steps, in compliance with state law, to declassify the Board for the purpose of director elections and to implement annual director elections. The Board's declassification shall be completed in a manner that does not affect the unexpired terms of directors previously elected.

Stockholder's Supporting Statement

The Board of Directors is currently separated into three classes. Each year stockholders are requested to vote on directors comprising one of the classes for a three-year term. Because of the classified (or "staggered") board structure, stockholders have the opportunity to vote only on roughly one-third of the directors each year.

Election of corporate directors is a primary avenue for stockholders to influence corporate affairs and exert accountability on management. The proponent is of the opinion that the current classified board structure without annual elections reduces the accountability of directors to stockholders. The proponent urges you mark your proxy FOR this resolution.

Board of Directors' Statement in Opposition to the Stockholder Proposal

The Board of Directors recommends a vote *AGAINST* this proposal for the reasons set forth below.

The Board of Directors has carefully considered the arguments for and against a classified board. The Board of Directors has concluded that continuing SAIC's classified board is in the best interests of our stockholders and opposes the proposal to change it for the following reasons:

- ***Continuity and Stability.*** The Company's employee ownership philosophy and structure is unique and significantly different from other public companies. The classified board structure allows for a majority of directors to have the benefit of experience with our employee ownership, stock pricing and other policies and values that we believe differentiate the Company from most of its competitors. Further, the Company has recently completed a succession plan in which the Board of Directors selected a new Chief Executive Officer to succeed our founder after 35 years of his leadership. Continuity on the board, particularly during times of transition, is viewed by the Board of Directors as being beneficial to the Company's stockholders.
- ***Long-Term Focus.*** The Board of Directors is the governing body that has oversight responsibilities for the Company's strategic, long-term planning. The Board of Directors believes that a classified board with staggered, three-year terms for directors promotes a longer-term focus and better facilitates the Company's long-term planning process.
- ***Value Protection.*** For many companies, a classified board is viewed as one of the primary means to protect the company against the abuses that can result from a hostile takeover attempt. Although a classified board would not prevent an unsolicited takeover from being consummated, it could give the Board additional time to consider alternative proposals and act in the best interests of the Company and its stockholders. The Board of Directors believes that the continuation of our classified board structure would help protect against hostile takeover attempts not deemed to be in the best interests of stockholders.
- ***Director Accountability.*** The Board of Directors believes that electing directors to three-year terms does not reduce their accountability to our stockholders. Directors have the same legal duties and responsibilities to the Company, regardless of the length of their term. Directors who are elected to three-year terms are not insulated from legal responsibility and are just as accountable to stockholders as those who are elected annually.
- ***Director Recruitment and Retention.*** Three-year terms may be more attractive to highly qualified individuals who are likely to be in demand for other board positions. As a result, the Company's current three-year director term may make it easier for the Company to attract and retain highly qualified candidates who will provide valuable oversight of the Company, benefiting all stockholders.

Recommendation of the Board of Directors; Vote Required

The Board of Directors recommends a vote AGAINST the stockholder proposal. The affirmative vote of the holders of a majority of the voting power of Class A Common Stock and Class B Common Stock, voting together as a single class, present or represented and entitled to vote at the Annual Meeting is required to approve the proposal. Shares of Common Stock represented by properly executed, timely received and unrevoked proxies will be voted in accordance with the instructions indicated thereon. A stockholder who signs and submits a ballot or proxy is "present," so an abstention will have the same effect as a vote against the proposal. In the absence of specific instructions, properly executed, timely received and unrevoked proxies will be voted AGAINST the stockholder proposal.

CORPORATE GOVERNANCE

Board of Directors Meetings and Committees

During the year ended January 31, 2004 ("Fiscal 2004"), the Board of Directors held ten meetings. Average attendance at such meetings of the Board of Directors was 98%. During Fiscal 2004, all incumbent Directors attended at least 75% of the aggregate of the meetings of the Board of Directors and committees of the Board of Directors on which they served. In addition, all Directors other than M.E. Trout and A.T. Young attended the 2003 Annual Meeting of Stockholders. It is the Company's policy that all Directors attend the Company's annual meetings.

The Board of Directors has various standing committees, including an Audit Committee, a Compensation Committee, an Executive Committee and a Nominating and Corporate Governance Committee.

Audit Committee

The functions of the Audit Committee are described below under the heading "Audit Committee Report." The Audit Committee's charter is attached to this Proxy Statement as Annex II. The Audit Committee held ten meetings during Fiscal 2004. The Audit Committee is comprised of five independent directors as defined by the current listing standards of the National Association of Securities Dealers. The Board of Directors has determined that J.A. Drummond, H.M.J. Kraemer, Jr. and C.B. Malone qualify as Audit Committee financial experts as defined by the rules under the Securities Exchange Act of 1934, as amended. The current members of the Audit Committee are C.B. Malone (Chairperson), W.H. Demisch, J.A. Drummond, A.K. Jones and H.M.J. Kraemer, Jr.

Compensation Committee

The Compensation Committee's responsibilities include: (i) approving the salaries of the Chief Executive Officer and all executive officers named pursuant to Section 16 of the Securities Exchange Act of 1934 ("Executive Officers"); (ii) approving any compensation contracts or severance packages for Executive Officers; (iii) establishing objective performance goals for the Executive Officers under the Company's Bonus Compensation Plan and the amounts potentially payable if such goals are satisfied; (iv) administering such objective performance goals and determining the amounts to be paid; (v) issuing reports required by the Securities and Exchange Commission regarding the Company's compensation policies applicable to the Chief Executive Officer and the four other most highly compensated executive officers and (vi) approving and recommending to the full Board of Directors the compensation paid to outside Directors for their services as members of the Company's Board of Directors. The Compensation Committee held eight meetings during Fiscal 2004. The Compensation Committee consists of Directors who are "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended and "non-employee directors" within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934, as amended. The current members of the Compensation Committee are A.T. Young (Chairperson), W.H. Demisch, J.A. Drummond, A.K. Jones, H.M.J. Kraemer, Jr., C.B. Malone, E.J. Sanderson, Jr., R. Snyderman and M.E. Trout.

Executive Committee

The Executive Committee's charter provides that, to the extent permitted by Delaware law, it shall have and may exercise all powers and authorities of the Board of Directors with respect to the following: (i) taking action on behalf of the Board of Directors during intervals between regularly scheduled meetings of the Board of Directors if it is impractical to delay action on a matter until the next regularly scheduled meeting of the Board of Directors and (ii) overseeing and assisting in the formulation and implementation of human resource management, scientific research policies and financial matters. The Executive Committee held five meetings during Fiscal 2004. The current members of the Executive Committee are K.C. Dahlberg (Chairperson), D.P. Andrews, J.R. Beyster, M.J. Desch, J.E. Glancy, S.D. Rockwood, M.E. Trout, J.H. Warner, Jr. and A.T. Young.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee's responsibilities include: (i) establishing a procedure for identifying nominees for election as Directors to the Board of Directors; (ii) reviewing and recommending to the Board of Directors criteria for membership on the Board; (iii) proposing nominees to fill vacancies on the Board of Directors as they occur; (iv) evaluating and recommending candidates for the position of Chief Executive Officer in the event a vacancy arises or is anticipated to arise; (v) consulting with the Chief Executive Officer with respect to the evaluation and performance of the Company's executive officers and members of management considered capable of becoming executive officers of the Company; and (vi) addressing matters of corporate governance not otherwise delegated to other committees of the Board. The Nominating Committee and the Governance Committee were combined to form the Nominating and Corporate Governance Committee at the October 10, 2003 Board of Directors meeting. A copy of the Nominating and Corporate Governance Committee's charter is available at the Company's website at www.saic.com/corporategovernance/.

The Nominating and Corporate Governance Committee (including meetings of the Nominating Committee and the Governance Committee before the combination) held two meetings during Fiscal 2004. The current members of the Nominating and Corporate Governance Committee are A.T. Young (Chairperson), J.R. Beyster, W.H. Demisch, W.A. Downing, J.A. Drummond, A.K. Jones, H.M.J. Kraemer, Jr., C.B. Malone, S.D. Rockwood, E.J. Sanderson, Jr., R. Snyderman and M.E. Trout. W.H. Demisch, J.A. Drummond, A.K. Jones, H.M.J. Kraemer, Jr., C.B. Malone, E.J. Sanderson, Jr., R. Snyderman, M.E. Trout and A.T. Young are independent directors as defined by the current listing standards of the National Association of Securities Dealers.

The Nominating and Corporate Governance Committee considers recommendations for director nominees from a wide variety of sources, including members of our Board, business contacts, community leaders, members of our management. To date, the Company has not utilized the services of any third parties to which it paid a fee to assist in identifying or evaluating candidates. The Nominating and Corporate Governance Committee also would consider any stockholder recommendation for director nominees that is properly received in accordance with our Bylaws as discussed below and applicable rules and regulation of the SEC.

The Board believes that all of its directors should have the highest personal integrity and have a record of exceptional ability and judgment. Nominees for Director should possess the level of education, experience, sophistication and expertise required to perform the duties of a member of the Board of Directors of a public company of the Company's size and scope. The Nominating and Corporate Governance Committee evaluates all candidates on the basis of the above qualifications, the existing composition and mix of talent and expertise on the Board and other criteria that may vary from time to time. In evaluating a candidate, the Nominating and Corporate Governance Committee will consider all available information concerning the candidate, may solicit the views of management and other members of the Board and may conduct interviews of proposed candidates.

Any stockholder may nominate a person for election as a Director of the Company by complying with the procedure set forth in the Company's Bylaws. Pursuant to Section 3.03 of the Company's Bylaws, in order for a stockholder to nominate a person for election as a Director, such stockholder must give timely notice to the Secretary of the Company prior to the meeting at which Directors are to be elected. To be timely, notice must be received by the Secretary not less than 50 days nor more than 75 days prior to the meeting (or if fewer than 65 days' notice or prior public disclosure of the meeting date is given or made to stockholders, not later than the 15th day following the day on which the notice of the date of the meeting was mailed or such public disclosure was made). Such notice must contain certain information about the nominee, including his or her name, age, business and residence addresses and principal occupation during the past five years, the class and number of shares of Common Stock beneficially owned by such nominee and such other information as would be required to be included in a proxy statement soliciting proxies for the election of the proposed nominee. The notice must also contain certain information about the stockholder proposing to nominate that person. Pursuant to Section 3.03 of the Company's Bylaws, the Company may also require any proposed nominee to furnish other information reasonably required by the Company to determine the proposed nominee's eligibility to serve as a Director.

Retirement Policies

The recommended retirement age for an outside director, other than the former chief executive officer and founder of this Company, is 72 years of age. The recommended retirement age for an inside director, other than the former chief executive officer and founder of this Company, is 65 years of age.

The mandatory retirement date for officers designated under Section 16 of the Securities Exchange Act of 1934, as amended ("Section 16 Officers"), is the date of the first annual meeting of stockholders that occurs after the Section 16 Officer's 65th birthday. However, any Section 16 Officer that was age 65 or older at the time the retirement policy was adopted in October 2003 will be allowed to serve as a Section 16 Officer for up to an additional three-year transition period.

Communications with the Board

Stockholders may communicate with an individual Director, the independent Directors as a group or the Company's entire Board of Directors by contacting Douglas E. Scott, Senior Vice President, General Counsel and Secretary, at:

Science Applications International Corporation
10260 Campus Point Drive
San Diego, CA 92121
(858) 826-6000

All communications to an individual Director will be forwarded directly to the individual Director or, if sent to the Board of Directors, it will be forwarded to the Chairman of the Board of Directors and the Chairman of the Nominating and Corporate Governance Committee. Communications sent to the independent Directors as a group will be forwarded to all independent Directors.

EXECUTIVE AND DIRECTORS COMPENSATION

Summary Compensation

The following table (the "Summary Compensation Table") sets forth information regarding the annual and long-term compensation for services in all capacities to the Company for the fiscal years ended January 31, 2004, 2003 and 2002, of those persons who were, at January 31, 2004 (i) the Chief Executive Officer, (ii) the former Chief Executive Officer and (iii) the other four most highly compensated executive officers of the Company (collectively, the "Named Executive Officers"). The Summary Compensation Table sets forth the annual and long-term compensation earned by the Named Executive Officers for the relevant fiscal year, whether or not paid in such fiscal year.

Summary Compensation Table

		Annual Compensation		Long-Term Compensation		
Name and Principal Position	Fiscal Year	Salary(1)	Bonus(2)	Restricted Stock Awards(3)	Number of Securities Underlying Options	All Other Compensation(4)
K.C. Dahlberg .... Chief Executive Officer and President	2004	$ 250,000(5)	$1,010,000(6)	0	225,000(7)	$ 0
J.R. Beyster(8)	2004	$1,047,116	$1,000,000	$ 0	0	$13,445
	2003	$ 988,898	$1,000,000	$ 0	0	$13,308
	2002	$ 969,231	$1,000,000	$ 0	0	$12,981
D.P. Andrews	2004	$ 504,519	$ 699,992	$199,984	100,000	$13,445
	2003	$ 467,308	$ 600,014	$200,000	75,000	$13,308
	2002	$ 442,207	$ 500,003	$200,007	100,000	$12,981
T.E. Darcy	2004	$ 470,000	$ 599,992	$ 99,992	75,000	$10,945
	2003	$ 425,001	$ 500,014	$100,014	75,000	$10,958
	2002	$ 415,385	$ 490,003	$100,003	100,000	$ 0
M.J. Desch	2004	$ 515,000	$ 599,984	$ 99,992	106,070	$ 9,056
	2003	$ 285,675(9)	$ 500,000	$100,014	204,070	$ 9,408
J.H. Warner, Jr.	2004	$ 475,962	$ 510,015	$ 99,992	50,000	$13,445
	2003	$ 428,365	$ 449,994	$125,011	45,000	$13,308
	2002	$ 427,289	$ 345,010	$149,988	60,000	$12,981

(1) Includes amounts paid in lieu of unused comprehensive leave.

(2) Includes the award of the following number of shares of Class A common stock with a market value as of the date of grant (calculated by multiplying the Formula Price of the Class A common stock on the date of grant by the number of shares awarded) for Fiscal Years 2004, 2003 and 2002, respectively, as follows: D.P. Andrews: 2,738 shares, with a market value of $99,992, 3,497 shares, with a market value of $100,014, 3,035 shares, with a market value of $100,003; T.E. Darcy: 2,738 shares, with a market value of $99,992, 3,497 shares, with a market value of $100,014, 3,035 shares, with a market value of $100,003; M.J. Desch: 5,476 shares, with a market value of $199,984, 6,993 shares, with a market value of $200,000 and 0 shares; J.H. Warner, Jr.: 2,191 shares, with a market value of $80,015, 2,797 shares, with a market value of $79,994 and 1,366 shares, with a market value of $45,010.

(3) The amount reported represents the market value on the date of grant (calculated by multiplying the Formula Price of the Class A common stock on the date of grant by the number of shares awarded), without giving effect to the diminution in value attributable to the restrictions on such

stock. Restricted stock vests as to 20%, 20%, 20%, and 40% on the first, second, third, and fourth year anniversaries of the date of grant, respectively. See "Continued Vesting on Vesting Stock and Options for Retirees" for rights to continued vesting after retirement for certain holders. The amount reported represents the following number of restricted shares of Class A common stock awarded for Fiscal Years 2004, 2003 and 2002, respectively: D.P. Andrews: 5,476 shares, 6,993 shares and 6,070 shares; T.E. Darcy: 2,738 shares, 3,497 shares and 3,035 shares; M.J. Desch: 2,738 shares, 3,497 shares and 0 shares; and J.H. Warner, Jr.: 2,738 shares, 4,371 shares and 4,552 shares. As of January 31, 2004, the aggregate restricted stock holdings (other than restricted stock which has been deferred into the Key Executive Stock Deferral Plan) for the Named Executive Officers were as follows: K.C. Dahlberg: 0 shares; J.R. Beyster: 0 shares; D.P. Andrews: 4,856 shares, with a market value as of such date of $177,341; T.E. Darcy: 5,319 shares, with a market value as of such date of $194,250; M.J. Desch: 0 shares; and J.H. Warner, Jr.: 6,627 shares, with a market value as of such date of $242,018. Dividends are payable on such restricted stock if and when declared. However, the Company has never declared or paid a dividend on its capital stock and no dividends on its capital stock are contemplated in the foreseeable future.

(4) Represents amounts contributed or accrued by the Company for the Named Executive Officers under the Company's 401(k) Profit Sharing Plan, ESRP and/or the Telcordia Plan.

(5) Mr. Dahlberg joined the Company as Chief Executive Officer in November 2003. Mr. Dahlberg's annual salary for Fiscal 2004 would have been $1,000,000.

(6) Includes $660,000 paid as a cash sign on bonus. See "Employment Agreements."

(7) Issued pursuant to K.C. Dahlberg's Letter Agreements. See "Employment Agreements."

(8) Dr. Beyster served as Chief Executive Officer until November 2003.

(9) Mr. Desch joined the Company in July 2002. Mr. Desch's annual salary for Fiscal 2003 would have been $500,000.

Option Grants

The following table sets forth information regarding grants of options to purchase shares of Class A common stock pursuant to the Company's 1999 Stock Incentive Plan made during Fiscal 2004 to the Named Executive Officers.

Option Grants In Last Fiscal Year

Name	Number of Securities Underlying Options Granted(1)	% of Total Options Granted to Employees in Fiscal 2004	Exercise Price (Per Share)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)	
					5%	10%
K.C. Dahlberg	225,000(3)	2.2%	$31.79	11/2/08	$1,976,173	$4,366,825
J.R. Beyster	0	N/A	N/A	N/A	N/A	N/A
D.P. Andrews	75,000(4)	*	$28.60	4/9/08	$ 592,624	$1,309,544
T.E. Darcy	75,000(4)	*	$28.60	4/9/08	$ 592,624	$1,309,544
M.J. Desch	2,000	*	$28.60	2/25/08	$ 15,803	$ 34,921
	100,000(4)	1.0%	$28.60	4/9/08	$ 790,165	$1,746,059
	4,070	*	$29.02	5/8/08	$ 32,632	$ 72,108
J.H. Warner, Jr.	45,000(4)	*	$28.60	4/9/08	$ 355,574	$ 785,726

* Less than 1% of the total options granted to employees in Fiscal 2004.

(1) All such options become exercisable one year after the date of grant and vest as to 20%, 20%, 20% and 40% on the first, second, third and fourth year anniversaries of the date of grant,

respectively. See "Continued Vesting on Vesting Stock and Options for Retirees" for rights to continued vesting after retirement for certain holders.

(2) The potential realizable value is based on an assumption that the Formula Price of the Class A common stock will appreciate at the annual rate shown (compounded annually) from the date of grant until the end of the 5-year option term. These values are calculated based on the regulations promulgated by the Securities and Exchange Commission and should not be viewed in any way as an estimate or forecast of the future performance of the Class A common stock. There can be no assurance that (i) the values realized upon the exercise of the stock options will be at or near the potential realizable values listed in this table, (ii) the Class A common stock will in the future provide returns comparable to historical returns or (iii) the Formula Price will not decline.

(3) Represents a sign-on bonus. See "Employment Agreements."

(4) Although the listed grants of options were made during Fiscal 2004, such grants relate to the individual's service for the fiscal year ended January 31, 2003.

Option Exercises and Fiscal Year-End Values

The following table sets forth information regarding the exercise of options during Fiscal 2004 and unexercised options to purchase Class A common stock granted during Fiscal 2004 and prior years under the Company's 1998 Stock Option Plan and 1999 Stock Incentive Plan to the Named Executive Officers and held by them at January 31, 2004.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Value

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at January 31, 2004		Value of Unexercised In-the-Money Options at January 31, 2004(1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
K.C. Dahlberg	0	N/A	0	225,000	N/A	$1,064,250
J.R. Beyster	0	N/A	0	0	N/A	N/A
D.P. Andrews	0	N/A	180,000	255,000	$2,078,900	$1,645,000
T.E. Darcy	0	N/A	118,389	225,970	$ 698,624	$1,328,259
M.J. Desch	0	N/A	20,814	189,326	$ 158,839	$1,473,720
J.H. Warner, Jr.	80,000	$1,525,200	70,000	150,000	$ 549,620	$ 969,930

(1) Based on the Formula Price of the Class A common stock as of such date less the exercise price of such options.

Employment Agreements

The Company and K. C. Dahlberg are parties to two letter agreements both of which are dated October 3, 2003 ("Dahlberg Letter Agreements") pursuant to which Mr. Dahlberg serves as Chief Executive Officer of the Company. The Dahlberg Letter Agreements provide that Mr. Dahlberg will receive (i) a base salary of $1,000,000 per year, (ii) a short-term performance bonus for Fiscal Year 2004 of $1,000,000 with the potential for up to $1,500,000 for extraordinary performance, which bonus will be payable in cash and fully vested SAIC Class A Common Stock, (iii) a cash sign-on bonus of $660,000, (iv) an award of 104,919 shares of SAIC's vesting Class A Common Stock, (v) an award of a vesting option to purchase up to 225,000 shares of SAIC Class A Common Stock, (vi) reimbursement of expenses incurred in connection with the relocation of Mr. Dahlberg and his family to the Company's principal place of business and (vi) a gross up to Mr. Dahlberg's salary to cover the federal, state and local income and employment tax liability on the relocation benefits provided by the Company. The number of vesting shares actually issued to Mr. Dahlberg was reduced by mutual agreement because of an adjustment to the benefits Mr. Dahlberg forfeited upon his resignation from his former employer. In addition, the Dahlberg Letter Agreements provide that Mr. Dahlberg's long-term bonus for Fiscal Year 2005 will be awarded in the form of a vesting option to purchase shares and that the number of option shares granted at target for Fiscal Year 2005 would be equal to $5,300,000 divided by the Formula Price in effect when the option is granted. The Dahlberg Letter Agreements provide that in the event Mr. Dahlberg's employment is involuntarily terminated by the Company during the first three years for reasons other than cause, the Company would continue Mr. Dahlberg's base salary, target short-term bonus and benefits for the balance of that period. In order to receive these severance benefits, Mr. Dahlberg would be required to sign a release and a non-compete/non-solicitation agreement. At the end of the period, Mr. Dahlberg would be provided with at least two years of non-paid consulting status. For purposes of the Dahlberg Letter Agreements, "cause" is defined as "(i) a willful failure to substantially perform your duties, (ii) gross misconduct or (iii) conviction of a felony."

The Company and M.J. Desch are parties to two letter agreements both of which are dated June 13, 2002 ("Desch Letter Agreements") pursuant to which Mr. Desch serves as Chief Executive Officer of Telcordia Technologies, Inc., a subsidiary of the Company ("Telcordia"). The Desch Letter Agreements provide that Mr. Desch will receive (i) an initial base salary of $500,000 per year, (ii) a short-term performance bonus for Fiscal Year 2003 of $500,000 with the potential for up to $750,000 for extraordinary performance, which bonus will be payable in cash and fully vested SAIC Class A Common Stock, (iii) an award of 30,250 shares of SAIC's vesting Class A Common Stock, (iv) an award of a vesting option to purchase up to 100,000 shares of SAIC Class A Common Stock, (v) reimbursement of expenses incurred in connection with the relocation of Mr. Desch and his family to Telcordia's principal place of business, (vi) a no interest "bridge loan" if needed, until Mr. Desch's former home is sold and (vii) a gross up to Mr. Desch's salary to cover the federal, state and local income and employment tax liability on the relocation benefits provided by Telcordia. The offer of a no interest bridge loan was later withdrawn based on mutual agreement. In addition, the Desch Letter Agreements provide that Mr. Desch's long-term bonus for Fiscal Year 2003 will be awarded in the form of a vesting option to purchase shares and that the number of option shares granted at target for Fiscal Year 2003 would be equal to $3,300,000 divided by the Formula Price in effect when the option is granted. The Desch Letter Agreements also provide Mr. Desch the opportunity to subscribe to purchase up to 10,000 shares of SAIC's Class A Common Stock in the Limited Market and, contingent upon such purchase, to receive one vesting option for every share purchased. The Desch Letter Agreements provide that in the event Mr. Desch's employment is terminated by Telcordia for reasons other than cause, Telcordia would pay to Mr. Desch 18 months of his base salary and his relocation benefits and provide Mr. Desch with two years of consulting status. In order to receive these severance benefits, Mr. Desch would be required to sign a release and a non-compete/non-solicitation agreement. For purposes of the Desch Letter Agreements, "cause" is defined as "(i) a willful failure to substantially perform your duties, (ii) gross misconduct or (iii) conviction of a felony."

Directors' Compensation

All non-employee directors are paid an annual retainer of $25,000 or $35,000 if they chair a committee of the Board and also serve on another committee. Non-employee directors also receive $1,000 for each meeting of the Board of Directors or of the committees on which they serve and are reimbursed for expenses incurred while attending meetings or otherwise performing services for the Company. In addition, a stock bonus of approximately 1,000 shares of Class A common stock will be offered to non-employee director nominees as an inducement to join the Board. Because W.A. Downing is a consulting employee, Mr. Downing receives the annual retainer and meeting fees in addition to the compensation received as a consulting employee.

Directors are eligible to receive stock options under the Company's 1999 Stock Incentive Plan. For services rendered as a Director during Fiscal 2004, W.H. Demisch, W.A. Downing, J.A. Drummond, A.K. Jones, H.M.J. Kraemer, Jr., C.B. Malone, E.J. Sanderson, Jr., R. Snyderman, M.E. Trout and A.T. Young each received options to purchase 12,000 shares of Class A common stock at $36.52 per share. All such options were granted at a price equal to the market value of the Class A common stock (as reflected by the Formula Price) on the date of grant, become exercisable one year after the date of grant and vest as to 20%, 20%, 20% and 40% on the first, second, third and fourth year anniversaries of the date of grant, respectively. See "Continued Vesting on Vesting Stock and Options for Retirees" for rights to continued vesting after retirement for certain holders.

W.A. Downing, a Director of the Company, is a consulting employee of the Company and receives compensation at a fixed hourly rate. B.R. Inman, a former Director of the Company was an unscheduled professional employee of the Company until December 31, 2003. In Fiscal 2004, W.A. Downing and B.R. Inman received $387,813 and $132,715, respectively, of compensation pursuant to these arrangements, but neither was eligible for or received the benefits generally available to full-time employees of the Company. In addition, B.R. Inman received the use of an office and administrative support for his activities related to the Company as well as his personal business and charitable activities, which personal business and charitable use and support was valued at $996 for Fiscal 2004. J.A. Welch, a former Director of the Company, was an unscheduled professional employee of the Company until January 2004 when he changed his status to a consulting employee. In Fiscal, 2004, J.A. Welch received compensation of $88,425 plus the benefits generally available to all full-time employees of the Company.

See "Certain Relationships and Related Transactions" for information with respect to transactions between the Company and certain entities in which certain Directors of the Company may be deemed to have an interest.

Continued Vesting on Vesting Stock and Options for Retirees

The Compensation Committee of the Board recently approved changes which would allow certain retirees to continue holding and vesting in their vesting stock and stock options after retirement, if they have held such securities for at least 12 months prior to retirement. Retirement is defined as terminating service with the Company (i) after age 59½ with at least ten years of service with the Company, (ii) when age at termination plus years of service with the Company equals at least 70 or (iii) after reaching the applicable mandatory retirement age regardless of their length of service with the Company for Section 16 Officers and Directors. The Company will have the right to terminate this continued vesting in certain circumstances. The Company will have the right to repurchase shares held by retirees after their options are exercised and/or their shares are fully vested. If a retiree is a participant in the Company's Alumni Program (a program which allows eligible retirees the ability to defer the repurchase of their shares for up to five years after termination), the Company will have the right to repurchase shares held by the retiree upon the termination of the retiree's participation in the Alumni Program. This policy change will be implemented for all unvested stock and options awarded after July 1, 2004. However, for Section 16 Officers and Directors retiring after reaching mandatory retirement age, this policy change will apply to all unvested stock and options held by them, regardless of when the vesting stock and options were awarded. See "Retirement Policies." The Compensation Committee of the Board will have oversight over the treatment of any unvested stock and options granted to retiring Section 16 Officers prior to this policy change.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

Since its inception, the Company has been an employee-owned corporation based upon the philosophy that "those who contribute to the Company should own it, and ownership should be commensurate with that contribution and performance as much as feasible." The Company's compensation policies, plans and programs seek to implement this employee ownership philosophy by closely aligning the financial interest of the Company's employees, including executive officers, with the financial interest of its stockholders.

As members of the Compensation Committee, it is our responsibility to approve the salaries paid to the Company's Chief Executive Officer and all executive officers named pursuant to Section 16 of the Securities Exchange Act of 1934, which includes the four other most highly paid executive officers of the Company ("Executive Officers"), and to recommend to the Stock Plans Committee of the Board of Directors the amount of grants to be made to the Chief Executive Officer and the Executive Officers under the Company's Bonus Compensation Plan. These determinations are made in light of individual, corporate and business unit performance, the performance of our competitors and other similar businesses and relevant market compensation data. To assist the Compensation Committee in carrying out these responsibilities, Mellon Human Resources & Investor Solutions (formerly iQuantic Buck), an executive compensation consulting firm ("Mellon"), was retained by the Compensation Committee to review the compensation paid to the Company's Chief Executive Officer and the four other highest paid executive officers of the Company during the fiscal year ended January 31, 2004 ("Fiscal 2004") and to provide a competitive assessment of the various components of such compensation.

The compensation policy of the Company, which is endorsed by the Compensation Committee, is that a substantial portion of the total compensation of executive officers be related to and contingent upon their individual contribution and performance, the performance of business units under their management and the performance of the Company as a whole. In this way, the Company seeks to encourage continuing focus on increasing the Company's revenue, profitability and stockholder value, while at the same time motivating its executive officers to perform to the fullest extent of their abilities.

The Company has continued to set the annual base salaries of its executive officers at competitive levels and continues to cause a significant portion of an executive officer's compensation to consist of annual and longer-term incentive compensation which are variable and closely tied to corporate, business unit and individual performance. For Fiscal 2004, more than half of the executive officers' total compensation was paid as incentive compensation. As a result, much of an executive officer's total compensation was "at risk" and dependent on performance during the prior fiscal year.

An executive officer's incentive compensation may consist of cash, fully vested stock, vesting stock, options, stock units or a combination of these components. Generally, an annual bonus is given after the end of the fiscal year based on individual, corporate and business unit performance for such fiscal year and an executive officer's respective responsibilities, strategic and operational goals and levels of historic and anticipated performance. By awarding bonuses of vesting stock and vesting stock options, the Company seeks to encourage individuals to remain with the Company and continue to focus on the long-term technical and financial performance of the Company and on increasing stockholder value. Further, the exercise price of all stock options granted is equal to the stock price of the Class A common stock on the date of grant. Therefore, such options only have value to the extent that the stock price of the Company's Class A common stock increases during the term of the stock option.

The Company's general philosophy is to encourage employees to have significant stockholdings in the Company so that they have sufficient economic incentive to maximize the Company's long-term performance and stock value. In 2003, the Company formalized this philosophy and adopted stock ownership guidelines for its officers, including the Chief Executive Officer and Named Executive

Officers. Under these guidelines, all officers are expected to acquire and maintain stockholdings in the Company in amounts expressed as a multiple of base salary. The guidelines provide for various window periods within which the stock ownership levels are to be achieved. These guidelines establish a clear link between stock ownership, long-term strategic thinking and compensation programs that are tied to corporate performance and the interests of the stockholders.

In evaluating the performance and establishing the incentive compensation of the Chief Executive Officer and the Company's other executive officers, the Compensation Committee recognized that the Company exceeded the performance objectives in all four key performance objectives. During the past fiscal year, it continued to sustain and grow its revenue and profitability and also exceeded its planned objectives in the areas of cash flow and contract awards.

Dr. Beyster served as Chief Executive Officer until November 2003 and continues to serve as the Chairman of the Board. During the past fiscal year, Dr. Beyster was paid a base salary of $990,000[1] which represented a 4.2% increase over his base salary for the prior year. Dr. Beyster was also paid a cash bonus of $1,000,000 for Fiscal 2004. Considering the Company's successful performance during the past fiscal year, the continued diversification of the Company's business base and the continued availability of Dr. Beyster's knowledge of the Company's business and industry, the Compensation Committee believes that Dr. Beyster's bonus was well warranted.

Mr. Dahlberg joined the Company as Chief Executive Officer in November 2003 and receives an annual base salary of $1,000,000. Mellon has concluded that Mr. Dahlberg's base salary is competitive with the market median in its compensation survey database for chief executive officers for general industry, high technology, aerospace/defense and communications companies.

As part of Mr. Dahlberg's negotiated employment offer, Mr. Dahlberg received a cash sign-on bonus of $660,000 and was awarded 84,545 shares of vesting Class A Common Stock having a value as of the grant date of $2,687,686 and a vesting option to purchase up to 225,000 shares of SAIC Class A Common Stock. In approving the terms of Mr. Dahlberg's employment offer, the Compensation Committee consulted with Mellon and considered the compensation packages available for comparable positions, the need to hire an executive with proven experience in the industry and proven strategic, financial and leadership skills. The Compensation Committee also considered the compensation and benefits Mr. Dahlberg forfeited upon his resignation from his former employer.

In accordance with his employment offer, Mr. Dahlberg received a pro-rated bonus of $350,000 for Fiscal Year 2004. The Compensation Committee believes that Mr. Dahlberg's bonus was well warranted in light of the successful and smooth transition in leadership that occurred.

Mellon has reviewed the compensation for each of the other four highest paid executive officers of the Company during its last fiscal year and has reported to the Compensation Committee that, based on industry survey data collected by Mellon, the compensation of these executive officers was within an acceptable range of competitive market levels for individuals with comparable duties and responsibilities.

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally limits the deductibility of certain compensation in excess of $1 million paid in any one year to the chief executive officer and the other four highest paid executive officers. In order to maintain maximum tax deductibility of executive compensation, the Company obtained stockholder approval of the 1999 Stock Incentive Plan and the amendment and restatement of the 1984 Bonus Compensation Plan. The Compensation Committee will continue to monitor compensation programs in light of Section 162(m);

---

1 The variance between this amount and Dr. Beyster's base salary reported in the Summary Compensation Table is attributable to payment for his unused comprehensive leave.

however, the Compensation Committee considers it important to retain the flexibility to design compensation programs that are in the best long-term interests of the Company and its stockholders.

The Compensation Committee believes that the compensation policies, plans and programs the Company has implemented, and which the Compensation Committee endorses, have encouraged management's focus on the long-term financial performance of the Company and have contributed to achieving the Company's technical and financial success.

A.T. Young (Chairperson)
W.H. Demisch
J.A. Drummond
A.K. Jones
H.M.J. Kraemer, Jr.
C.B. Malone
E.J. Sanderson, Jr.
R. Snyderman
M.E. Trout

March 31, 2004

Stockholder Return Performance Presentation

Set forth below is a line graph comparing the yearly percentage change in the cumulative total return on the Class A common stock against the cumulative total return of the Standard & Poor's 500 Composite Stock Index and the cumulative total return of the Goldman Sachs Technology Services Index for the five (5) fiscal years ending January 31, 2004. The comparison of total return shows the change in year-end stock price, assuming the immediate reinvestment of all dividends for each of the periods.

Comparison Of Five-Year Cumulative Total Return—SAIC Class A Common Stock vs. S&P 500 and Goldman Sachs Technology Services Index

SAIC Stock Price Growth vs. S&P 500 and Goldman Sachs Technology Services Index



250
200
150
100
50
0
Index Value
1/99
1/00
1/01
1/02
1/03
1/04

	1/31/99	1/31/00	1/31/01	1/31/02	1/31/03	1/31/04
SAIC Stock Price	100	148	177	189	164	209
S&P 500 Composite Index	100	110	109	92	71	95
Goldman Sachs Tech Svcs Index	100	110	111	111	68	92

AUDIT COMMITTEE REPORT

The Audit Committee assists the Board of Directors in fulfilling its oversight responsibilities relating to (i) the integrity of the Company's financial statements, (ii) compliance by the Company with legal and regulatory requirements, (iii) the independent auditor's qualifications and independence and (iv) the performance of the Company's internal audit function and independent auditors. The Audit Committee recognizes that the Company's management is responsible for the preparation and certification of the Company's financial statements and the Company's independent auditors are responsible for auditing those financial statements. The Audit Committee's responsibility is to monitor and oversee these processes. We rely on the information provided to us and on the representations made by management and the independent auditors as to the consolidated financial statements being prepared in accordance with generally accepted accounting principles.

The duties and responsibilities of the Audit Committee have been set forth in a written charter since 1975. As set forth in more detail in the Audit Committee Charter, the Audit Committee's primary responsibilities fall into the following categories.

- *Internal Controls and Disclosure Controls*—review and make recommendations concerning the quality, adequacy and effectiveness of the Company's internal control structure and procedures for financial reporting based on input from the independent auditors and internal auditors, review with management the disclosure controls and procedures of the Company designed to ensure timely collection and evaluation of information required to be disclosed in the Company's filings with the Securities and Exchange Commission and review the independent accountant's procedures and management of the audit related to internal control.
- *Independent Audit*—retain the independent auditors to audit the Company's consolidated financial statements, pre-approve the compensation and fees to be paid to the independent auditors, review the nature of services to be performed and pre-approve all audit and non-audit services to be performed by the independent auditors in advance, evaluate the qualifications, performance and independence of the independent auditor, review the proposed audit scope and procedures to be utilized and obtain a post-audit report from the independent auditors.
- *Internal Audit*—evaluate the qualifications, organizational structure, resources and performance of the internal audit function, review the proposed audit plan, receive periodic summaries of findings from completed audits, the status of major audits in process and the completion of the current year's internal audit plan and receive timely notification of any issues or concerns identified during the course of internal audits.
- *Financial Reporting*—review with management and the independent auditors the Company's annual and quarterly consolidated financial statements, including the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations," that will be contained in the Company's Annual Report on Form 10-K and quarterly reports on Form 10-Q to be filed with the Securities and Exchange Commission, discuss with the independent auditors its judgments about the quality and not just the acceptability of the accounting principles used by the Company and discuss earnings press releases with management and information provided to analysts and rating agencies.
- *Ethical and Legal Compliance*—review the effectiveness of the Company's system for monitoring compliance with laws and regulations, establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, review and monitor compliance with the code of ethics for senior financial officers and the chief executive officer, review the code of ethical conduct and reporting applicable to the Company's in-house and outside attorneys and receive, evaluate and handle any complaints submitted to or reported to the Audit Committee.

- *Other Responsibilities*—discuss and evaluate the Company's policies regarding risk assessment and mitigation and conduct an annual self-evaluation of the performance of the Audit Committee.

In the course of fulfilling its responsibilities, the Audit Committee has:

- met with the Company's internal auditors and independent auditors, with and without management present, and discussed the plans for their respective audits, the results of their audits, their evaluations of the Company's internal controls and the quality of the Company's financial reporting;
- met with the Company's management to discuss any matter management or the Audit Committee believes should be discussed privately without the internal auditor and/or independent auditors present;
- reviewed and discussed with management and Deloitte & Touche LLP, the Company's independent auditors, the audited consolidated financial statements for the fiscal year ended January 31, 2004, including the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements;
- discussed with Deloitte & Touche LLP the matters required to be discussed by Statement of Accounting Standards No. 61 (Communication with Audit Committees);
- received the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees);
- discussed with Deloitte & Touche LLP their independence from the Company and management; and
- considered whether the provision of non-audit services by Deloitte & Touche LLP is compatible with maintaining their independence and pre-approved all audit and non-audit services and fees.

Based on the reviews and discussions summarized in this Report and subject to the limitations on our role and responsibilities referred to above and contained in the Audit Committee Charter, the Audit Committee recommended to the Board of Directors that the Company's audited consolidated financial statements referred to above be included in the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2004 for filing with the Securities and Exchange Commission.

C.B. Malone (Chairperson)
W.H. Demisch
J.A. Drummond
A.K. Jones
H.M.J. Kraemer, Jr.

March 31, 2004

AUDIT MATTERS

Independent Auditors

The Audit Committee of the Board of Directors has selected Deloitte & Touche LLP to serve as its independent auditors for the audit of the Company's financial statements for the fiscal year ending January 31, 2005. Representatives of Deloitte & Touche LLP will be at the Annual Meeting to respond to appropriate questions and will have the opportunity to make a statement if they desire to do so.

Audit And Non-Audit Fees

Aggregate fees billed to the Company for the fiscal years ended January 31, 2004 and January 31, 2003 by the Company's principal accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively, "Deloitte & Touche"):

	2004	2003
Audit Fees (a)	$2,643,756	$2,655,751
Audit-Related Fees (b)	320,175	365,529
Tax Fees (c)	651,913	1,269,417
All Other Fees	—	—
Total Fees	$3,615,844	$4,290,697

(a) Audit fees include audit of consolidated financial statements, required statutory audits, quarterly reviews, review of Annual Report on Form 10-K, consents, review of registration statements, comfort letters, attendance at audit committee and stockholder meetings and review of the proxy statement for the annual meeting.

(b) Includes fees for consultation and planning related to Sarbanes-Oxley 404-readiness projects of $91,770 for the year ended January 31, 2004, audits of employee benefit plans of $127,100 and $180,500, for the fiscal years ended January 31, 2004 and 2003, respectively, accounting consultation of $13,805 and $81,464, for the years ended January 31, 2004 and 2003, respectively and stand alone audits as part of other statutory and contractual requirements of $87,500 and $103,565 for the year ended January 31, 2004 and 2003, respectively.

(c) Represents fees for tax services related to preparation of foreign subsidiary tax returns, planning matters and other tax related projects.

The Audit Committee has considered whether the above services provided by Deloitte & Touche are compatible to maintaining the independence of Deloitte & Touche. The Chairman of the Audit Committee has the authority to preapprove audit and non-audit services as necessary between regular meetings of the Audit Committee; provided that any such services so preapproved shall be disclosed to the full Audit Committee at its next scheduled meeting. 100% of Audit, Audit-Related, Tax, and All Other Fees were preapproved by the Audit Committee.

BENEFICIAL OWNERSHIP OF THE COMPANY'S SECURITIES

Class A Common Stock

To the best of the Company's knowledge, as of the Record Date, no person (other than Vanguard Fiduciary Trust Company ("Vanguard") in its capacity as trustee of the Retirement Plans) beneficially owned more than 5% of the outstanding shares of Class A common stock. The following table sets forth, as of the Record Date, to the best of the Company's knowledge, the number of shares of Class A common stock beneficially owned by each Director, each nominee for Director, the Named Executive Officers and all executive officers and Directors as a group:

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
D.P. Andrews	395,479(3)	*
J.R. Beyster	1,041,214	*
K.C. Dahlberg	20,000(3)	*
T.E. Darcy	177,805(3)	*
W.H. Demisch	121,109(3)	*
M.J. Desch	66,377(3)	*
W.A. Downing	59,425	*
J.A. Drummond	1,000(3)	*
D.H. Foley	142,980(3)	*
J.E. Glancy	533,666(3)	*
A.K. Jones	58,272	*
H.M.J. Kraemer, Jr.	69,109(3)	*
C.B. Malone	106,300	*
S.D. Rockwood	250,506(3)	*
E.J. Sanderson, Jr.	2,800	*
R. Snyderman	5,200(3)	*
M.E. Trout	139,083(3)	*
R.I. Walker	34,184(3)	*
J.P. Walkush	257,477(3)	*
J.H. Warner, Jr.	437,767(3)	*
A.T. Young	49,469(3)	*
Vanguard Fiduciary Trust Company, as trustee 400 Vanguard Boulevard Malvern, PA 19355	80,616,535	44.1%(4)
All executive officers and Directors as a group (29 persons)	5,394,601(3)	2.9%(5)

* Less than 1% of the outstanding shares of Class A common stock and less than 1% of the voting power of the Common Stock.

(1) The beneficial ownership depicted in the table includes: (i) the approximate number of shares allocated to the account of the individual by the Trustee of the Company's ESRP, 401(k) Profit Sharing Plan and/or the Telcordia Plan as follows: D.P. Andrews (14,852 shares), J.R. Beyster (3,005 shares), T.E. Darcy (480 shares), M.J. Desch (409 shares), W.A. Downing (2,878 shares), D.H. Foley (9,471 shares), J.E. Glancy (83,569 shares), S.D. Rockwood (11,789 shares), R.I. Walker (154 shares), J.P. Walkush (23,536 shares), J.H. Warner, Jr. (110,567 shares) and all executive officers and Directors as a group (395,735 shares); (ii) shares subject to options exercisable within 60 days following the Record Date, as follows: D.P. Andrews (215,000 shares), T.E. Darcy (156,601 shares), W.H. Demisch (27,800 shares), M.J. Desch (42,028 shares), W.A. Downing (4,200 shares), D.H. Foley (97,000 shares), J.E. Glancy (98,000 shares), A.K. Jones (27,800 shares),

H.M.J. Kraemer, Jr. (27,800 shares), C.B. Malone (27,800 shares), S.D. Rockwood (110,000 shares), E.J. Sanderson, Jr. (1,800 shares), R. Snyderman (4,200 shares), M.E. Trout (19,400 shares), R.I. Walker (20,000 shares), J.P. Walkush (66,000 shares), J.H. Warner, Jr. (126,000 shares), A.T. Young (27,800 shares) and all executive officers and Directors as a group (1,698,429 shares); (iii) shares held by spouses, minor children or other relatives sharing a household with the individual, as follows: all executive officers and Directors as a group (9,264 shares); and (iv) shares held by certain trusts or foundations established by the individual, as follows: J.R. Beyster (1,038,209 shares), W.A. Downing (49,889 shares), J.E. Glancy (254,588 shares), C.B. Malone (78,500 shares), S.D. Rockwood (104,606 shares), M.E. Trout (119,683 shares), J.H. Warner, Jr. (129,606 shares) and all executive officers and Directors as a group (1,995,898 shares).

(2) Based on 182,909,109 shares of Class A common stock outstanding as of the Record Date.

(3) Does not include the following shares held for the account of the individual in the Key Executive Stock Deferral Plan or the Management Stock Compensation, which shares are not deemed to be beneficially owned by the insider: D.P. Andrews (34,159 shares), K.C. Dahlberg (84,545 shares), T.E. Darcy (16,458 shares), W.H. Demisch (18,266 shares), M.J. Desch (36,485 shares), J.A. Drummond (622 shares), D.H. Foley (11,058 shares), J.E. Glancy (63,330 shares), H.M.J. Kraemer, Jr. (14,971 shares), S.D. Rockwood (7,574 shares), R. Snyderman (2,486 shares), M.E. Trout (36,010 shares), R.I. Walker (14,461 shares), J.P Walkush (44,273 shares), J.H. Warner, Jr. (41,371 shares), A.T Young (25,423 shares) and all executive officers and Directors as a group (719,414 shares).

(4) At the Record Date, Vanguard, as Trustee for the Retirement Plans, beneficially owned the following percentage of the outstanding shares of Class A common stock and Class B common stock and voting power of the Common Stock under the following plans for the benefit of plan participants: ESRP: 26.9% Class A common stock, 7.3% Class B common stock and 26.5% of the voting power of the Common Stock; 401(k) Profit Sharing Plan: 13.4% Class A common stock and 13.0% of the voting power of the Common Stock; Telcordia Plan: 3.4% Class A common stock and 3.3% of the voting power of the Common Stock; and AMSEC Plan: 0.4% Class A common stock and 0.4% of the voting power of the Common Stock. The shares beneficially owned by Vanguard are also included in the amounts held by individuals and the group set forth in this table.

(5) Represents 2.9% of the voting power of the Common Stock.

Class B Common Stock

The following table sets forth, as of the Record Date, to the best of the Company's knowledge, those persons who were beneficial owners of 5% or more of the outstanding shares of Class B common stock. None of the Directors, nominees for Director, the Named Executive Officers or executive officers of the Company own any shares of Class B common stock.

Name and Address of Beneficial Ownership	Amount and Nature of Beneficial Ownership	Percent of Class(1)
J.L. Griggs, Jr. 1516 Sagebrush Trail, S.E. Albuquerque, NM 87123	20,267(2)	9.1%(3)
Vanguard Fiduciary Trust Company, as trustee 400 Vanguard Boulevard Malvern, PA 19355	16,126(4)	7.3%(3)

(1) Based on 222,451 shares of Class B common stock outstanding as of the Record Date.

(2) Includes 803 shares held for the account of the individual by the Trustee of the Company's ESRP.

(3) Less than 1% of the voting power of the Common Stock.

(4) Represents shares of Class B common stock beneficially owned by Vanguard in its capacity as Trustee for the ESRP. Vanguard's total ownership of Common Stock is set forth in Note (4) to the previous table above.

EQUITY COMPENSATION PLANS

Information with respect to our equity compensation plans is set forth below:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders(1)	42,155,940(2)	$28.50	32,513,137(3)(4)
Equity compensation plans not approved by security holders(5)	0	N/A	0(5)
Total	42,155,940	$28.50	32,513,137

(1) The following equity compensation plans approved by security holders are included in this plan category: the 1999 Stock Incentive Plan, the 1998 Stock Option Plan, the 1995 Stock Option Plan, the Restated Bonus Compensation Plan and the 2001 Employee Stock Purchase Plan.

(2) Represents shares reserved for issuance upon the exercise of outstanding options awarded under the 1999 Stock Incentive Plan, the 1998 Stock Option Plan and the 1995 Stock Option Plan. Does not include shares to be issued pursuant to purchase rights under the 2001 Employee Stock Purchase Plan.

(3) Represents 5,329,964 shares under the 2001 Employee Stock Purchase Plan and 27,183,173 shares under the 1999 Stock Incentive Plan. The maximum number of shares that may be awarded under the 1999 Stock Incentive Plan is limited to the sum of (i) 24 million shares, (ii) the number of shares available for awards under the 1998 Stock Option Plan as of September 30, 1999 and (iii) the number of shares which become available under the 1998 Stock Option Plan after September 30, 1999 as a result of forfeitures, expirations, cancellations or sales of shares acquired through the exercise of options to us to satisfy tax withholding obligations. In addition, the 1999 Stock Incentive Plan provides for an automatic share reserve increase on the first day of each calendar year after 1999 by an amount equal to 5% of outstanding shares of stock on such day. However, shares reserved for future awards under the 1999 Stock Incentive Plan is limited to 15% of total outstanding shares. The 27,183,173 shares under the 1999 Stock Incentive Plan represent 15% of total outstanding shares as of January 31, 2004. The 1998 Stock Option Plan and the 1995 Stock Option Plan have terminated and no additional options may be granted under these plans.

(4) The Restated Bonus Compensation Plan provides for bonus awards that may be paid in cash, restricted stock or vested stock. The Restated Bonus Compensation Plan does not provide for a maximum number of shares available for future issuance; however, the bonus pool for each fiscal year cannot exceed 7.5% of our revenue for the fiscal year.

(5) The following equity compensation plans not approved by security holders are included in this plan category: the Stock Compensation Plan and the Management Stock Compensation Plan. These plans do not provide for a maximum number of shares available for future issuance.

Some of the principal features of the Stock Compensation Plan and the Management Stock Compensation Plan (collectively, the "Stock Compensation Plans") are summarized below, but the summary is qualified in its entirety by the full text of the Stock Compensation Plans. Stockholder approval of the Stock Compensation Plans was not required.

Summary of the Stock Compensation Plans

The Stock Compensation Plans have been adopted to provide a long-term incentive to key employees by making deferred awards of shares of our Class A common stock. All officers and employees are eligible to receive awards under the Stock Compensation Plan. However only a select group of management and highly compensated senior employees are eligible to receive awards under the Management Stock Compensation Plan. We intend to limit participants of the Management Stock Compensation Plan to individuals that would permit the plan to be treated as a "top hat" plan under applicable Internal Revenue Service and Department of Labor Regulations.

The awarding authority (appointed by our board of directors) designates those key employees who will receive an award and the number of share units to be awarded. The number of share units awarded represents an interest in a trust maintained by Wachovia Bank, N.A. as trustee under a trust agreement between the trustee and us. The trust is a special type of trust known as a "rabbi trust." In order to avoid current taxation of awards under the Stock Compensation Plans, the trust must permit our creditors to reach the assets of the trust in the event of our bankruptcy or insolvency. Each share unit generally corresponds to one share of Class A common stock, but the employee receiving an award of share units will not have an ownership interest in the shares of Class A common stock represented by the share units.

The awarding authority will establish a vesting schedule of not more than seven years for each account in the trust. The accounts will generally vest at the rate of one-third at the end of each of the fifth, sixth and seventh year following the date of award. The death of a participant or a change in control of us will result in full vesting of an award. A participant will forfeit any unvested portions of the account if the participant's employment terminates for any reason other than death. We receive the benefit of forfeited amounts either by return of shares to us or use of the forfeitures to satisfy future awards under the Stock Compensation Plans.

Vested account balances will be distributed at the earlier of the end of the seven-year vesting period or upon termination of employment. However, the participant may elect, within 90 days from the date of the award, to receive distribution of the account as it vests. In the case of the Management Stock Compensation Plan, the employee may defer distribution until termination of employment.

Benefits will be distributed in the form of shares of Class A common stock unless a distribution in stock is impossible or would create an adverse impact on us. Any shares distributed will be subject to our right of first refusal and right of repurchase on termination of employment as set forth in our certificate of incorporation. In addition, with respect to the Management Compensation Plan, any shares distributed upon termination of employment will also be subject to the right of repurchase six months after distribution, as set forth in a Stock Restriction Agreement between the participant and us. Participants will be taxed on the value of any amounts distributed from the Stock Compensation Plans at the time of the distribution.

The day-to-day administration of the Stock Compensation Plans is provided by the nonqualified plans committee appointed by our board of directors. We have the right to amend or terminate the Stock Compensation Plans at any time and for any reason.

OTHER INFORMATION

Certain Relationships And Related Transactions

The Foundation for Enterprise Development, a non-profit organization (the "Foundation"), was established in 1986 by J.R. Beyster, Chairman of the Board and former Chief Executive Officer and President of the Company, to promote employee ownership. The Foundation also does business as The Beyster Institute for Entrepreneurial Employee Ownership. Dr. Beyster is the President and a member of the Board of Trustees of the Foundation, T.E. Darcy, a Corporate Executive Vice President and

Chief Financial Officer of the Company, is a member of the Board of Trustees of the Foundation and until April 20, 2004, J.P. Walkush, an Executive Vice President and a Director of the Company, was a member of the Board of Trustees of the Foundation. In addition, M.A. Walkush, sister of J.P. Walkush and a consulting employee of the Company, is an unpaid Senior Fellow for the Foundation. In Fiscal 2004, the Company made a total contribution of $700,000 to the Foundation. This contribution was made in the form of cash, rent-free occupancy in the Company's facilities and donated services from the Company.

M.A. Beyster, daughter of J.R. Beyster, Chairman of the Board and former Chief Executive Officer and President of the Company, is an employee of the Company. For services rendered during Fiscal 2004, M.A. Beyster received $133,535 in cash compensation, 82 shares of Class A common stock which had a market value on the date of grant of $2,995, 55 shares of vesting Class A common stock which had a market value on the date of grant of $2,009 and options to acquire 300 shares at $36.52 per share, which was the market value of the Class A common stock (as reflected by the Formula Price) on the date of grant. Such shares of vesting Class A common stock and options both vest as to 20%, 20%, 20% and 40% on the first, second, third and fourth year anniversaries of the date of grant, respectively. M.A. Beyster is a Business Development Manager for the Company's Pfizer Bio Sciences Division developing business in the areas of environmental, health and safety information and management systems.

J.F. Beyster, son of J.R. Beyster, Chairman of the Board of the Company, is an employee of the Company. For services rendered during Fiscal 2004, J.F. Beyster received $70,692 in cash compensation. J.F. Beyster is a Mechanical Engineer.

D.M. Albero, son of C.M. Albero, Group President and CEO of AMSEC LLC, is an employee of AMSEC LLC. For services rendered during Fiscal 2004, D.M. Albero received $109,463 in cash compensation. D.M. Albero is a Senior Consulting Analyst.

B.D. Rockwood, son of Stephen D. Rockwood, Executive Vice President and Chief Technology Officer and Director of the Company is an employee of the Company. For services rendered during Fiscal 2004, B.D. Rockwood received $181,279 in cash compensation, 55 shares of Class A common stock which had a market value on the date of grant of $2,009, 41 shares of vesting Class A common stock which had a market value on the date of grant of $1,497 and options to acquire 500 shares at $36.52 per share, which was the market value of the Class A common stock (as reflected by the Formula Price) on the date of grant. Such shares of vesting Class A common stock and options both vest as to 20%, 20%, 20% and 40% on the first, second, third and fourth year anniversaries of the date of grant, respectively. B.D. Rockwood is a Business Developer in the Security and Transportation Technology business unit.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules of the Securities and Exchange Commission (the "Commission") thereunder require the Company's Directors and executive officers to file reports of their ownership and changes in ownership of Class A common stock with the Commission. Personnel of the Company generally prepare and file these reports on the basis of information obtained from each Director and officer and pursuant to a Power of Attorney. Based on such information provided to the Company, the Company believes that all reports required by Section 16(a) of the Exchange Act to be filed by its Directors and executive officers during the last fiscal year were filed on time, except that reports covering one transaction each for W.H. Demisch, H.M.J. Kraemer, R. Snyderman and A. Thomas Young were filed four days late as a result of an administrative error by the Company.

Stockholder Proposals For The 2005 Annual Meeting

Any stockholder proposals intended to be presented at the 2005 Annual Meeting of Stockholders must be received by the Company no later than February 4, 2005 in order to be considered for inclusion in the Company's Proxy Statement and form of proxy relating to that meeting. In addition, Section 2.07 of the Company's Bylaws provides that in order for a stockholder to propose any matter for consideration at an annual meeting of the Company (other than by inclusion in the Company's Proxy Statement), such stockholder must have given timely prior written notice to the Secretary of the Company of his or her intention to bring such business before the meeting. To be timely, notice must be received by the Company not less than 50 days nor more than 75 days prior to the meeting (or if fewer than 65 days' notice or prior public disclosure of the meeting date is given or made to stockholders, not later than the 15th day following the day on which the notice of the date of the meeting was mailed or such public disclosure was made). Such notice must contain certain information, including a brief description of the business the stockholder proposes to bring before the meeting, the reasons for conducting such business at the annual meeting, the name and record address of the stockholder proposing such business, the class and number of shares of Common Stock beneficially owned by such stockholder and any material interest of such stockholder in the business so proposed.

Annual Report On Form 10-K

The Company will provide without charge to any stockholder, upon written or oral request, a copy of its Annual Report on Form 10-K for the year ended January 31, 2004 (without exhibits) as filed with the Securities and Exchange Commission, within one business day of such request. Requests should be directed to Science Applications International Corporation, 10260 Campus Point Drive, San Diego, California 92121, Attention: Secretary, 1-858-826-6000.

By Order of the Board of Directors

D.E. Scott

D.E. Scott
Senior Vice President,
General Counsel and Secretary

June 4, 2004

ANNEX I

2004 EMPLOYEE STOCK PURCHASE PLAN

1. Purpose.

Science Applications International Corporation (the "Company") hereby establishes the Science Applications International Corporation 2004 Employee Stock Purchase Plan (the "Plan"). The purpose of the Plan is to secure for the Company and its stockholders the benefits inherent in the ownership of capital stock of the Company by employees of the Company and its subsidiaries. The Plan is intended to provide to all eligible employees of the Company and designated subsidiaries an opportunity to purchase shares of Class A Common Stock through payroll deductions. The Plan encompasses two components. One component constitutes a plan designed to comply with Section 423(b) of the Code ("423 Component"), such that the shares purchased thereunder will qualify for the favorable tax treatment under Sections 423(a) and 421(a) of the Code, although the Company makes no representation or undertaking to achieve or maintain such status. The second component, which shall apply to employees of Subsidiaries which do not fall within the definition of "subsidiary corporation" in Section 424(f) of the Code or to which the Company determines not to include in the 423 Component, constitutes a plan ("non-423 Component") which provides for the purchase of shares which do not qualify for the favorable tax treatment under Sections 423(a) and 421(a) of the Code.

2. Definitions.

(a) "Agent" shall mean the Agent for the Plan and shall be either the Company or its designee.

(b) "Board" shall mean the Board of Directors of the Company.

(c) "Code" shall mean the Internal Revenue Code of 1986, as amended.

(d) "Committee" shall mean the Company's Employee Stock Purchase Committee responsible for administering the Plan.

(e) "Company Percent" shall mean the percent of the purchase price contributed by the Company pursuant to the provisions of Section 11. The Company Percent shall be from zero percent (0%) to fifteen percent (15%) and shall be fifteen percent (15%) until changed by the Committee.

(f) "Formula Price" shall mean the formula price as defined in the Company's Restated Certificate of Incorporation.

(g) "Limited Market" shall mean the limited secondary market maintained by Bull, Inc., a wholly-owned subsidiary of the Company.

(h) "Participant Percent" shall mean the difference between one hundred percent and the Company Percent.

(i) "Plan Year" shall mean February 1 through January 31 of each year.

(j) "Subsidiary" as used in the non-423 Component of the Plan means any entity in which the Company has an equity ownership interest. For purposes of the 423 Component of the Plan, Subsidiary means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if each of the corporations, other than the last corporation in such chain, owns at least fifty percent (50%) of the total voting power in one of the other corporations in such chain.

3. Stock Subject to the Plan.

The capital stock which may be purchased under the Plan is the Class A Common Stock, par value $.01 per share (the "Common Stock"), of the Company, which may be either authorized and unissued shares or issued shares. The Common Stock purchased by the Agent for employee stock purchase accounts under the Plan shall be subject to the terms, conditions and restrictions as set forth in the Plan, as well as restrictions set forth in the Company's Restated Certificate of Incorporation. The number of shares of Common Stock available for purchase under the Plan shall be equal to the sum of the following: (a) 6,000,000 shares of Common Stock and (b) the number of shares of Common Stock available for issuance under the 2001 Employee Stock Purchase Plan as of the Effective Date, following which date no further shares will be offered or sold under the 2001 Employee Stock Purchase Plan.

4. Administration.

(a) The Plan shall be administered by the Committee. The Committee shall have the number of members as determined by the Board with a minimum of two members. The members of the Committee shall be appointed by and serve at the discretion of the Board. Each such Committee member shall be a stockholder of the Company and may be a director. Vacancies occurring in the membership of the Committee shall be filled by appointment of the Board.

(b) Subject to the provisions of the Plan, the Committee shall have the authority, in its discretion and on behalf of the Company:

(i) to determine and change from time to time the Company Percent;

(ii) to prescribe, amend and rescind rules and regulations relating to the Plan;

(iii) to prescribe forms for carrying out the provisions and purposes of the Plan;

(iv) to interpret the Plan; and

(v) to make all other determinations deemed necessary or advisable for the administration of the Plan, including factual determinations.

(c) In exercising its authority, the Committee shall have the broadest possible discretion and the Committee's determinations under the Plan made in good faith shall be binding and conclusive on participating employees and other persons claiming entitlements under the Plan. In no event shall a Committee determination with respect to a particular employee or provision of the Plan be binding with respect to any other employee (even if similarly situated) nor with respect to any future determinations regarding the same or other provisions of the Plan. No member of the Committee shall be liable for any action or determination in respect thereto, if made in good faith.

(d) A majority of the Committee shall constitute a quorum. The acts of the majority of the members present at any meeting at which a quorum is present, or acts approved in writing by all of the members, shall be the acts of the Committee.

5. Eligibility.

(a) Subject to the terms, provisions and conditions of the Plan, each employee of the Company or of a participating Subsidiary of the Company shall be eligible to participate in the Plan except for an employee who owns capital stock having five percent (5%) or more of the total combined voting power or value of all classes of capital stock of the Company or its Subsidiaries. The Subsidiaries whose employees may participate in the 423 Component of the Plan shall be designated from time to time by the Committee. The Committee may also impose additional eligibility requirements consistent with Section 423(b) of the Code. The

Committee's determination of the status of an individual as an employee eligible to participate in the Plan for a particular purchase date or period shall be final, binding and conclusive, regardless of a subsequent reclassification or change in status.

(b) The Subsidiaries whose employees may participate in the non-423 Component of the Plan shall be designated from time to time by the Committee. The Committee, in its sole discretion, shall have the power and authority to modify the eligibility for, and terms and conditions of, participation in the Plan by employees of such Subsidiaries and to establish subplans, which need not qualify under Section 423 of the Code, modified Plan procedures and other terms and procedures to the extent such actions are deemed necessary or desirable by the Committee. Participation in the Plan by employees of such Subsidiaries and the offer and purchase of Common Stock by such employees shall not be considered part of, or pursuant to, a Code Section 423 plan.

(c) An employee shall cease to be eligible to participate in the Plan (i) upon termination of employment with the Company or a Subsidiary thereof, whether by death, total disability, retirement or otherwise, (ii) upon a change in employment status to Leave of Absence pursuant to the terms of the Company's Administrative Policy No. B-11 "Unpaid Personal Leave of Absence," unless the participant is on Medical Leave (as hereinafter defined), or (iii) upon transfer to a Subsidiary of the Company which has not been designated by the Committee as eligible for participation. An employee shall again become eligible to participate in the Plan as of the date of such person's re-employment by the Company or by a participating Subsidiary. For purposes of this Section 5(c), "Medical Leave" shall be defined as a leave of absence for medical reasons which shall begin after ninety-one (91) consecutive calendar days of total disability leave and shall remain in effect until the earlier of a release by the attending physician for the employee to return to work or until the termination of employment.

(d) No employee shall be entitled to purchase shares of Common Stock with a fair market value (measured as of its purchase date) of more than twenty-five thousand dollars ($25,000.00) in any calendar year pursuant to the Plan and any other "employee stock purchase plan" (as such term is defined in Section 423(b) of the Code and regulations issued thereunder) of the Company or any of its Subsidiaries, or at any other rate of purchase that exceeds the rate allowed for plans qualifying under Section 423(b) of the Code.

6. Participation in the Plan.

(a) An eligible employee may enter the Plan at any time prior to its termination by completing a payroll deduction authorization form and delivering such form in the manner prescribed by the Committee. Alternatively, the Committee may prescribe or permit electronic enrollment procedures. The employee's payroll deduction authorization shall authorize regular payroll deductions from the employee's compensation.

(b) The participating employee's payroll deduction authorization shall also designate the Company or the Company's designee to be Agent for participating employees with respect to all stock certificates for shares purchased under the Plan. All such stock certificates representing shares purchased for such participating employees shall be delivered to and held by the Agent. Prior to any record date established by the Company for any vote of its stockholders, the Agent shall distribute to each participant a stock certificate representing all shares purchased under the Plan and not yet distributed to the participant. Alternatively, the Committee may prescribe or authorize bookkeeping entry or electronic recording of share ownership.

(c) A participating employee suffering from financial hardship shall be eligible to apply to the Committee for an early distribution of such employee's interest in the Plan. The decision for an early distribution based upon financial hardship shall be at the sole discretion of the Committee. As soon as practicable after the approval of an early distribution to an employee based upon financial hardship, the Agent shall distribute to the employee all cash credited to his or her stock purchase account and shall release all shares credited to his or her stock purchase account.

(d) The Committee may, from time to time, also establish additional requirements for participation in the Plan, including, but not limited to, additional requirements necessary to comply with any broker-dealer or securities law requirements.

7. Payroll Deductions.

(a) Payroll deductions for employees shall be in an amount specified by the employee in his or her payroll deduction authorization, expressed as a whole percentage of the employee's compensation. The minimum and maximum payroll deduction percentage shall be established by the Committee and shall be not less than one percent (1%) nor more than ten percent (10%) of an employee's compensation until changed by the Committee. Compensation as used herein shall be as defined by the Committee; provided, however, it shall include the regular wages, salary or commissions paid to the employee. Payroll deductions shall be credited to the stock purchase account to be maintained for each participating employee.

(b) A participating employee may at any time increase or decrease the amount of his or her payroll deduction (within the minimum and maximum limits provided for in Section 7(a) above) by delivering or providing a new payroll deduction authorization in the manner prescribed by the Committee. The change shall become effective as soon as practicable after delivery or provision of the payroll deduction authorization. A decrease in an employee's payroll deduction to 0% shall result in a termination of an employee's participation in the Plan pursuant to Section 12(a) below.

8. Stock Purchase Accounts.

(a) Amounts credited to a participating employee's stock purchase account may not be assigned, transferred, pledged, hypothecated or otherwise disposed of in any way by a participating employee other than by will or the laws of descent and distribution and any attempt to do so shall be null and void and without effect.

(b) No interest will be paid on the amounts credited to a participating employee's stock purchase account, unless required by applicable law.

9. Purchase Price of Shares.

Unless otherwise determined by the Board of Directors, the purchase price of each share of Common Stock purchased under the Plan shall be the "Formula Price" in effect as of the date of purchase.

10. Purchase of Shares.

(a) Shares will be purchased by the Agent in the Limited Market or shares will be issued by the Company.

(b) Stock purchases shall be made on predetermined purchase dates established by the Committee which may coincide with the dates that trades are conducted for the Limited Market by Bull, Inc. If on any purchase date an eligible participating employee has sufficient funds credited to his or her stock purchase account to pay the Participant Percent of the purchase price of one or more whole shares of Common Stock, the Agent shall then purchase such number of shares at the applicable price per share. The employee's stock purchase account thereupon shall be charged with the Participant Percent of the purchase price of such shares. Only whole shares may be purchased. Any balance remaining in the participating employee's stock purchase account will remain in such stock purchase account and be treated as part of the accumulations for the succeeding purchase date.

(c) With respect to both newly issued shares of Common Stock which are purchased for the account of participating employees under the Plan and shares so purchased on the Limited Market, a stock certificate will be issued in the name of the Agent and held by the Agent in accordance with Section 6 of the Plan. Notwithstanding that such stock certificates are held by the Agent for participating employees, each participant shall have all the rights and privileges of a stockholder with respect to the shares purchased for the participating employee's account, subject to the provisions of Sections 6 and 10(d). Alternatively, the Committee may prescribe or authorize bookkeeping entry or electronic recording of share ownership.

(d) Shares purchased pursuant to the Plan may not be sold, transferred, pledged as collateral or in any way encumbered for so long as the stock certificates are held by the Agent or a bookkeeping entry or electronic recording of share ownership is maintained with the Agent.

11. Company Contributions.

The Company shall contribute the Company Percent of the purchase price of each share of Common Stock purchased under the Plan. On each purchase date, the Company will, through the Agent and under the direction of the Committee, pay the Company Percent of the purchase price of each share purchased by the Agent, whether purchased in the Limited Market or as a newly issued share. No contribution shall be made by the Company into an employee's stock purchase account.

12. Termination of Participation and Re-entry.

(a) An employee may terminate participation in the Plan at any time by completing a payroll deduction authorization form and delivering such form in the manner prescribed by the Committee. Alternatively, the Committee may prescribe or permit electronic procedures for such changes. Such employee's participation in the Plan shall terminate as soon as practicable upon receipt of the payroll deduction authorization by the Company. An employee who terminates participation in the Plan pursuant to this Section 12(a) shall not be eligible to reenter the Plan until the first business day of the following Plan Year.

(b) In the event that a participating employee ceases to be eligible to participate in the Plan as described in Section 5(c) or terminates participation in the Plan or the Plan terminates or is terminated without the adoption by the Company of a comparable employee stock purchase plan, any cash credited to such employee's stock purchase account will be distributed to the participating employee, or in the event of the death of the participating employee, to his or her estate. Any shares held by the Agent for an employee whose employment with the Company or a Subsidiary thereof is terminated will be released by the Agent to the employee for repurchase by the Company pursuant to the provisions of Article Fourth of the Company's Restated Certificate of Incorporation or pursuant to the provisions of any applicable agreement.

(c) In the event the Plan terminates or is terminated but a comparable employee stock purchase plan is adopted by the Company, any cash credited to such employee's stock purchase account will be transferred to such new plan for the benefit of the employee unless such employee provides a written notice prior to such transfer of funds.

13. Government and Stock Exchange Regulations.

The Company shall not be required to sell or deliver any shares of Common Stock under the Plan unless and until the Company has fully complied with any then applicable requirements of the Securities and Exchange Commission, state securities commissions, or other regulatory agencies having jurisdiction, and of any exchanges upon which Common Stock of the Company may be listed. The Company shall not be obligated to obtain any required licenses or to register any Common Stock to permit purchases of Common Stock under the Plan.

14. Application of Funds.

All funds received by the Company under the Plan as a result of the sale of newly issued shares of Common Stock under the Plan may be used for any corporate purpose.

15. Recapitalization.

In the event any change, such as a stock split, reverse stock split or stock dividend, is made in the Company's capitalization which results in an adjustment in the number of shares of capital stock outstanding without receipt of consideration by the Company, appropriate adjustment, as determined by the Committee in its discretion, shall be made in the number of shares reserved for issuance as provided in Section 3 of the Plan and in the number of shares allocated to an employee under the Plan.

16. Withholding.

The Company shall be entitled to make appropriate arrangements to comply with any withholding requirements imposed by federal, state, foreign or local law with respect to the purchase or disposition of shares of Common Stock under the Plan, including, without limitation, payroll withholding or withholding from proceeds of a disposition of shares of Common Stock acquired under the Plan.

17. No Employment Obligation.

An employee's employment with the Company or a Subsidiary is not for any specified term and may be terminated by such employee or by the Company or a Subsidiary at any time, for any reason, with or without cause. Nothing in this Plan shall confer upon any employee any right to continue in the employ of, or affiliation with, the Company or a Subsidiary nor constitute any promise or commitment by the Company or a Subsidiary regarding future positions, future work assignments, future compensation or any other term or condition of employment or affiliation.

18. Amendment of the Plan.

The Board or the Operating Committee of the Board may at any time suspend or terminate the Plan and may at any time or from time to time amend the Plan in such respects as the Board or the Operating Committee may deem advisable in order that the Plan shall conform to any change in the law, or in any other respect which the Board or the Operating Committee may deem to be in the best interest of the Company; provided, however, no such amendment of the Plan shall, without the approval of a majority of the voting power of the capital stock of the Company present or represented and entitled to vote at a duly constituted meeting of stockholders, (a) increase the maximum number of shares available for purchase under the Plan, except as provided in Section 15, or (b) deny a participating employee the right to withdraw from the Plan and obtain the balance of any monies held in the participating employee's stock purchase account.

19. No Implied Rights or Obligations.

The Company, in establishing and maintaining this Plan as a voluntary and unilateral undertaking, expressly disavows the creation of any rights in participating employees or others claiming entitlements under the Plan or any obligations on the part of the Company, any Subsidiary, the Agent or the Committee, except as expressly provided herein.

20. Employees Based Outside of the United States.

Notwithstanding any provisions of the Plan to the contrary, in order to foster and promote achievement of the purposes of the Plan or to comply with provisions of laws or regulations in other countries in which the Company or a participating Subsidiary operates or has employees, the Committee, in its sole discretion, shall have the power and authority to modify the eligibility for, and terms and conditions of, participation in the Plan by employees employed outside the United States and to establish subplans, modified Plan procedures and other terms and procedures to the extent such actions are deemed necessary or desirable.

21. Effective Date and Termination of the Plan.

(a) The Effective Date of the Plan shall be July 31, 2004.

(b) Unless the Plan shall have been previously terminated by the Board, the Plan shall terminate on July 31, 2007. In any case, termination shall be deemed to be effective as of the close of business on the day of termination.

22. Governing Law.

The Plan shall be construed in accordance with and governed by the laws of the State of Delaware.

AUDIT COMMITTEE CHARTER

Statement of Purpose

The purpose of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of Science Applications International Corporation ("SAIC" or the "Corporation") is to assist the Board in providing oversight of: (i) the integrity of the Corporation's financial statements, including the financial reporting process, system of internal control and audit process; (ii) compliance by the Corporation with legal and regulatory requirements; (iii) the independent auditor's qualifications and independence; and (iv) the performance of the Corporation's internal audit function and independent auditors. In performing its duties, the Committee will maintain effective working relationships with and open communication between the Board, management, and the internal and independent auditors.

Organization and Meetings

The Committee will be composed of three or more directors, none of whom may (i) as determined by the Board of Directors, have any relationship to SAIC that may interfere with the exercise of his or her "independence" from management and the Corporation, as such term is defined in the Corporate Governance Standards of National Association of Security Dealers; (ii) accept any consulting, advisory or other compensatory fee from the Corporation other than in his or her capacity as a director or member of the Audit or other Board committee; or (iii) be an affiliated person of the Corporation other than in his or her capacity as a director or member of the Audit or other Board committee. All members of the Committee will be financially literate, or will become financially literate within a reasonable period of time after appointment to the Committee, and at least one member of the Committee will be a "financial expert", as such term is interpreted under the rules of the Securities and Exchange Commission. Members of the Committee, including its Chairperson, shall be elected by the Board at the annual organizational meeting of the Board and shall serve until their successors have been duly elected and qualified. The Chairperson shall be responsible for leadership of the Committee, including preparation of meeting agendas.

The Committee will have regularly scheduled meetings each year, with additional meetings to be held as circumstances require. The Committee will keep minutes of its meetings, and its Chairperson will regularly report to the Board on its activities, making recommendations as appropriate.

Key Responsibilities

The Committee's job is one of oversight and it recognizes that the Corporation's management is responsible for the preparation and certification of the Corporation's financial statements and that the independent auditors are responsible for auditing those financial statements. Additionally, the Committee recognizes that financial management, including the internal audit staff, and the independent auditors, have more time, knowledge, and detailed information on the Corporation than do Committee members. Consequently, in carrying out its oversight responsibilities, the Committee is not providing any expert or special assurance as to the Corporation's financial statements or any professional certification as to the independent auditor's work.

The following functions shall be the common recurring activities of the Committee in carrying out its oversight function. These functions are set forth as a guide with the understanding that the Committee may diverge from this guide as appropriate given the circumstances.

Internal Controls and Disclosure Controls

- Review and provide feedback as deemed appropriate on (i) the internal control assessment performed by management for inclusion in the Corporation's annual report with respect to quality, adequacy, and effectiveness of the Corporation's internal control structure and procedures for financial reporting; and (ii) the report and attestation of the independent auditors on management's assessment of internal controls.

- Review the internal control assessment with the independent auditor, the internal auditor, and management, including all significant deficiencies and material weaknesses in the design or operation of internal controls and any fraud involving management or others with a significant role in the internal controls; receive recommendations for the improvement of such controls, review whether any such previously approved recommendations have been implemented and any other significant changes in internal controls made since the last evaluation.
- Review the disclosure controls and procedures of the Corporation designed to ensure timely collection and evaluation of information required to be disclosed in the Corporation's filings with the Securities and Exchange Commission or posted on the Corporation's website.
- Review the independent auditor's procedures and management of the audit relating to internal control.

Independent Audit

- Retain the independent auditor to audit the Corporation's consolidated financial statements, preapprove the compensation and fees to be paid to the independent auditor, preapprove all audit and non-audit services to be performed by the independent auditor in advance and evaluate the qualifications, performance and independence of the independent auditor. The Committee shall have sole authority and responsibility to select, evaluate, and, where appropriate, replace the independent auditor and/or the lead audit partner, and the independent auditor shall be ultimately accountable to the Audit Committee. The Chairman of the Audit Committee shall have authority to preapprove audit and non-audit services as necessary between regular meetings of the Committee; provided that any such services so preapproved shall be disclosed to the full Committee at its next scheduled meeting.
- Ensure the objectivity of the independent auditor by reviewing and discussing with the independent auditor all significant relationships which the auditor has with the Corporation and its affiliates, including: (i) requesting, receiving, and reviewing, on an annual basis, a formal written statement from the independent auditor under Independence Standards Board Standard No. 1 that (a) delineates all relationships which may reasonably be thought to bear on the independence of the independent auditor with respect to the Corporation in accordance with professional standards governing such independence; (b) any material issues raised by the most recent internal quality-control procedures, (c) any material issues raised by the most recent internal or peer quality control review of the independent auditor, and (d) any inquiry or investigation by governmental or professional authorities within the last five years respecting one or more independent audits carried out by the firm, and any actions taken to address such issues; (ii) discussing with the independent auditor any disclosed relationships or services that may impact the objectivity and independence of the independent auditor; (iii) taking appropriate action in response to the independent auditor's report; and (iv) establishing clear policies regarding the employment of current or former employees of the independent auditor.
- Meet separately and on a periodic basis with the independent auditor and management to review the proposed audit scope and procedures to be utilized.
- At the conclusion of each annual audit, (i) review with the independent auditor any audit problems or difficulties and management's response, (ii) review such matters related to the conduct of the audit that are to be communicated to the Committee under generally accepted auditing standards, and (iii) other comments or recommendations made by the independent auditor.

- The independent auditor's post-audit report to the audit committee should contain discussion of (i) all critical accounting policies and practices to be used; (ii) each alternative treatment of financial information within generally accepted accounting principles that has been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and (iii) other material written communications between the independent auditor and management.

Internal Audit

- Review the qualifications, organizational structure and performance of the internal audit function and give prior approval to any decision to appoint, replace, reassign, or dismiss the Director of the Company's Internal Audit Department. The Committee, through its Chairperson, shall also be required to concur in the total compensation being provided to the Director of the Internal Audit Department and sign off on his/her annual performance appraisal.
- Review and approve the three year audit plan of the Internal Audit Department (the "internal audit plan"), which plan should be designed to systematically focus on the Corporation's risks and vulnerabilities.
- Review and update on an annual basis the internal audit plan, including the independence and authority of the internal auditor's reporting obligations, the adequacy of internal audit resources, and the coordination and completeness of coverage between the internal and independent auditors.
- Receive periodic summaries of findings from completed internal audits and, as appropriate, the status of major audits in process. Receive progress reports on the completion of the current year's internal audit plan, including explanations for any significant deviations from the plan.
- Receive timely notification of any issues or concerns identified during the course of internal audits.
- Meet separately and on a periodic basis with the Corporation's internal auditors.

Financial Reporting

- Review with management and the independent auditor the Corporation's consolidated financial statements that will be contained in its Annual Report to Shareholders and Form 10-K, including the disclosures under "Managements Discussion and Analysis of Financial Condition and Results of Operations," and whether the independent auditor has opined on the disclosure and content of the financial statements. Based on such review, recommend to the Board, in a written report to be included in the Corporation's proxy statement, whether the consolidated financial statements of the Corporation be included in its Annual Report on Form 10-K.
- Review with management, the independent auditor, and the internal auditor the quarterly consolidated financial statements of the Corporation, including the disclosures under "Managements Discussion and Analysis of Financial Condition and Results of Operations," and the results of the independent auditor's review of those statements. This review shall occur prior to the Corporation's filing of each Form 10-Q with the Securities and Exchange Commission and may be performed by the Committee Chairperson with as many other members as are able to participate.
- Discuss with the independent auditor the auditor's judgments about the quality and not just the acceptability of accounting principles used to prepare the Corporation's consolidated financial statements. Review the impact on the annual financial statements of any significant accounting and reporting issues, including recent professional and regulatory pronouncements and any

newly adopted or proposed changes in accounting principles that would significantly affect the Corporation or its consolidated financial statements.

- Discuss earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies.

Ethical and Legal Compliance

- Review the effectiveness of the Corporation's system for monitoring compliance with laws and regulations, including receiving reports from management on the results of management's review of compliance with the Corporation's policies and any investigations by management related to fraudulent acts or irregularities.
- Review with the Chairperson of the Litigation Committee of the Board any concerns he or she may have with respect to the effectiveness of the Corporation's preventative law program and activities, as well as any legal and regulatory matters that the Litigation Committee believes may have a material impact on the Corporation.
- Review with the Chairpersons of the Ethics and Corporate Responsibility Committee of the Board and the Corporation's Employee Ethics Committee, any concerns they may have with respect to management's having adequately communicated to the Corporation's employees the importance of the Corporation's ethical and business practices standards, including the importance of internal accounting controls.
- Establish procedures for the receipt, retention and treatment of complaints (including procedures for receiving and handling complaints on a confidential and anonymous basis) regarding accounting, internal accounting controls or auditing matters, including employee concerns regarding questionable accounting or auditing matters.
- Review the code of ethics for senior financial officers and the chief executive officer, any changes to or waivers from it, and the compliance of the Corporation's senior financial officers and the chief executive officer with such code of ethics.
- Review the code of ethical conduct and reporting applicable to the Corporation's in-house and outside attorneys and receive, evaluate and handle any complaints submitted to or reported to the Committee.

Other Responsibilities

- Meet with the internal auditor and/or the independent auditor as necessary but no less frequently than required to discuss any matters that the auditors or the Committee believe should be discussed privately without members of management present.
- Meet with management of the Corporation to discuss any matters management or the Committee believe should be discussed privately without the internal auditor and/or the independent auditor present.
- Review and discuss the adequacy of the Audit Committee Charter on an annual basis or more frequently upon changes to the membership of the Committee or as otherwise needed.
- Discuss and evaluate the Corporation's policies regarding financial risk assessment and mitigation.
- As appropriate, obtain advice and assistance from outside legal, accounting and other advisors. The Committee shall have the authority to retain and pay such advisors without seeking Board or management approval and the fees and expenses of such advisors shall be an obligation of the Corporation.
- Conduct an annual self-evaluation of the performance of the Committee.



FINANCIALS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Science Applications International Corporation:

We have audited the accompanying consolidated balance sheets of Science Applications International Corporation and its subsidiaries (the "Company") as of January 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended January 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective February 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142. Effective February 1, 2001, the Company changed its method of accounting for derivative instruments and hedging activities to conform with Statement of Financial Accounting Standards No. 133, as amended.

/s/ Deloitte & Touche LLP

San Diego, California
March 31, 2004

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

	Year ended January 31		
	2004	2003	2002
	(In millions, except per share amounts)		
Revenues	$6,720	$5,903	$5,771
Costs and expenses:			
Cost of revenues	5,584	4,815	4,611
Selling, general and administrative expenses	589	581	735
Goodwill impairment	7	13	3
Gain on sale of business units, net		(5)	(10)
Operating income	540	499	432
Non-operating income (expense):			
Net gain (loss) on marketable securities and other investments, including impairment losses	6	(134)	(456)
Interest income	49	37	50
Interest expense	(80)	(45)	(14)
Other income, net	5	7	8
Minority interest in income of consolidated subsidiaries	(10)	(7)	(5)
Income from continuing operations before income taxes	510	357	15
Provision for income taxes	159	111	4
Income from continuing operations	351	246	11
Discontinued operations (Note 21):			
Gain from discontinued operations of INTESA joint venture, net of income tax expense of $5 million in 2002			7
Income before cumulative effect of accounting change	351	246	18
Cumulative effect of accounting change, net of tax (Note 1)			1
Net income	$ 351	$ 246	$ 19
Earnings per share:			
Basic:			
Income from continuing operations	$ 1.90	$ 1.26	$ .05
Discontinued operations, net of tax			.03
Cumulative effect of accounting change, net of tax			.01
	$ 1.90	$ 1.26	$ .09
Diluted:			
Income from continuing operations	$ 1.86	$ 1.21	$ .05
Discontinued operations, net of tax			.03
Before and after cumulative effect of accounting change	$ 1.86	$ 1.21	$ .08
Common equivalent shares:			
Basic	185	196	215
Diluted	189	203	228

See accompanying notes to consolidated financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
CONSOLIDATED BALANCE SHEETS

	January 31 2004	January 31 2003
	(In millions)	
ASSETS		
Current assets:		
Cash and cash equivalents	$1,100	$1,095
Investments in marketable securities	1,265	1,093
Receivables, net	1,367	1,128
Prepaid expenses and other current assets	162	98
Deferred income taxes	34	90
Total current assets	3,928	3,504
Property, plant and equipment	472	406
Intangible assets	60	28
Goodwill	347	137
Prepaid pension assets	556	558
Other assets	130	171
	$5,493	$4,804
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$1,013	$ 939
Accrued payroll and employee benefits	457	382
Income taxes payable	193	214
Notes payable and current portion of long-term debt	50	17
Total current liabilities	1,713	1,552
Long-term debt, net of current portion	1,232	897
Deferred income taxes	49	47
Other long-term liabilities	271	269
Commitments and contingencies (Note 22)		
Minority interest in consolidated subsidiaries	38	32
Stockholders' equity:		
Common stock (Note 1)	2	2
Additional paid-in capital	1,962	1,691
Retained earnings	348	401
Other stockholders' equity	(92)	(73)
Accumulated other comprehensive loss	(30)	(14)
Total stockholders' equity	2,190	2,007
	$5,493	$4,804

See accompanying notes to consolidated financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

	Common Stock		Additional paid-in capital	Retained earnings	Other stock-holders' equity	Accumulated other comprehensive income(loss)	Comprehensive income
	Shares	Amount					
				(In millions)			
Balance at February 1, 2001	226	$2	$1,394	$1,918	$(42)	$ 72	
Net income				19			$ 19
Other comprehensive loss						(1)	(1)
Issuances of common stock	16		193				
Repurchases of common stock	(37)		(172)	(981)			
Income tax benefit from employee stock transactions			121				
Stock compensation			2				
Unearned stock compensation, net of amortization					(15)		
Issuance of subsidiary stock			13				
Net payments on notes receivable for sales of common stock					1		
Balance at January 31, 2002	205	2	1,551	956	(56)	71	$ 18
Net income				246			$246
Other comprehensive loss						(85)	(85)
Issuances of common stock	16		237				
Repurchases of common stock	(34)		(205)	(801)			
Income tax benefit from employee stock transactions			108				
Unearned stock compensation, net of amortization					(17)		
Balance at January 31, 2003	187	2	1,691	401	(73)	(14)	$161
Net income				351			$351
Other comprehensive loss						(16)	(16)
Issuances of common stock	15		322				
Repurchases of common stock	(16)		(108)	(404)			
Income tax benefit from employee stock transactions			56				
Stock compensation			1				
Unearned stock compensation, net of amortization					(19)		
Balance at January 31, 2004	186	$2	$1,962	$ 348	$(92)	$(30)	$335

See accompanying notes to consolidated financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended January 31		
	2004	2003	2002
	(In millions)		
Cash flows from operating activities:			
Net income	$ 351	$ 246	$ 19
Income from discontinued operations, net of tax			(7)
Adjustments to reconcile net income to net cash provided by continuing operating activities:			
Depreciation and amortization	81	96	132
Non-cash compensation	112	93	72
Non-cash restructuring charge	5	13	62
Other postretirement benefit and pension curtailment gain	(16)		(10)
Impairment losses on marketable securities	19	108	467
Impairment loss on property, plant and equipment	5		
Loss (gain) on derivative instruments		48	(29)
Goodwill impairment	7	13	3
Other non-cash items	9	8	(1)
(Gain) loss on sale of marketable securities and other investments	(25)	(22)	18
(Decrease) increase in cash, excluding effects of acquisitions and divestitures, resulting from changes in:			
Receivables	(164)	28	141
Prepaid expenses and other current assets	(52)	(14)	3
Deferred income taxes	67	(192)	(256)
Other assets	20	1	(58)
Accounts payable and accrued liabilities	38	(6)	(119)
Accrued payroll and employee benefits	53	22	(20)
Income taxes payable	34	111	158
Other long-term liabilities	(36)	(4)	(1)
	508	549	574
Cash flows from investing activities:			
Expenditures for property, plant and equipment	(131)	(43)	(89)
Acquisitions of business units, net of cash acquired	(194)	(9)	(15)
Purchases of debt and equity securities available-for-sale	(175)	(720)	(32)
Proceeds from sale of investments in marketable securities and other investments	32	985	465
Investments in affiliates	(9)	(13)	(65)
Other			17
	(477)	200	281
Cash flows from financing activities:			
Proceeds from notes payable and issuance of long-term debt	351	794	1
Payments on settlement of treasury lock contracts	(5)	(8)	
Payments on notes payable, long-term debt and capital lease obligations	(3)	(2)	(2)
Net proceeds from subsidiary issuance of stock			16
Dividends paid to minority interest stockholders	(3)	(3)	(2)
Sales of common stock	40	26	35
Repurchases of common stock	(406)	(911)	(1,077)
	(26)	(104)	(1,029)
Increase (decrease) in cash and cash equivalents from continuing operations	5	645	(174)
Cash from discontinued operations		5	5
Cash and cash equivalents at beginning of year	1,095	445	614
Cash and cash equivalents at end of year	$1,100	$ 1,095	$ 445
Supplemental schedule of non-cash investing and financing activities:			
Common stock exchanged upon exercise of stock options	$ 106	$ 95	$ 76
Capital lease obligations for property and equipment	$ 9	$ 1	
Fair value of assets acquired in acquisitions	$ 346	$ 23	$ 20
Cash paid in acquisitions	(194)	(9)	(15)
Issuance of common stock in acquisitions and other consideration of $2 million in 2004	(49)	(6)	
Liabilities assumed in acquisitions	$ 103	$ 8	$ 5

See accompanying notes to consolidated financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Summary of Significant Accounting Policies:

Consolidation

The consolidated financial statements include the accounts of Science Applications International Corporation and all majority-owned and wholly-owned U.S. and international subsidiaries (collectively referred to as "the Company"). Unless otherwise noted, references to the years are for fiscal years ended January 31, not calendar years. All significant intercompany transactions and accounts have been eliminated in consolidation. Outside investors' interests in the majority-owned subsidiaries are reflected as minority interest.

Certain majority-owned and wholly-owned subsidiaries have fiscal years ended December 31. The financial position and results of operations of these subsidiaries are included in the Company's consolidated financial statements for the years ended January 31. There were no material intervening events for these subsidiaries from December 31 through January 31 and for each of the years presented that would materially affect the consolidated financial position or results of operations. The operations of the Company's joint venture, Informática, Negocios y Tecnología, S.A. ("INTESA") were classified as discontinued operations in the consolidated balance sheets, statements of income and cash flows and the notes to consolidated financial statements. The consolidated financial statements for 2002 have been reclassified to conform to the 2003 presentation of INTESA as discontinued operations (Note 21).

Investments in affiliates and corporate joint ventures where the Company has an ownership interest representing between 20% and 50%, or over which the Company exercises significant influence, are accounted for under the equity method whereby the Company recognizes its proportionate share of net income or loss and does not consolidate the affiliates' individual assets and liabilities. Equity investments in affiliates over which the Company does not exercise significant influence and whose securities do not have a readily determinable fair market value as defined in Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," are generally carried at cost.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America ("GAAP"), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Estimates have been prepared on the basis of the most current information and actual results could differ from those estimates.

Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties and is determined based on quoted market prices, if available, or management's best estimate. It is management's belief that the carrying amounts shown for the Company's financial instruments, which include cash and cash equivalents, short-term investments in marketable securities, long-term receivables, long-term investments in marketable securities and long term investments in private equity securities, are reasonable estimates of their related fair values. The carrying amount of cash and cash equivalents and short-term investments in marketable securities approximates fair value because of the short maturity of those instruments. The fair value of short-term and long-term investments in marketable securities is based upon quoted market prices. The fair value of long-term receivables is estimated by discounting the expected future cash flows at interest rates commensurate with the creditworthiness of customers and other third parties. The fair value of long term investments in private equity securities is estimated using various valuation techniques and factors, such as discounted cash flow models, market prices of comparable companies and recent capital transactions of portfolio companies. The fair value of long-term debt (Note 13) is estimated based on quoted market prices for similar instruments and current rates offered to the Company for similar debt with the same remaining maturities.

Revenue Recognition

The Company's revenues result primarily from contracts with commercial customers, the U.S. Government, and various international, state and local governments or from subcontracts with other contractors engaged in work with such customers. The Company performs under a variety of contracts, some of which provide for reimbursement of cost plus fees, or target cost and fee with risk sharing, and others which are fixed-price or time-and-materials type contracts. Revenues and fees on these contracts are recognized using the percentage-of-completion method of accounting, primarily based on contract costs incurred to date compared with total estimated costs at completion ("cost-to-cost method"). The Company also uses efforts-expended methods of percentage of completion (using measures such as labor dollars) for measuring progress towards completion in situations in which this approach is more representative of the progress on the contract than the cost-to-cost method. The efforts-expended method is utilized when there are significant amounts of materials or hardware on a contract for which procurement of materials does not represent significant progress on the contract. Additionally, the Company utilizes the units-of-delivery method under percentage-of-completion on contracts where separate units of output are produced. Under the units-of-delivery method, revenue is recognized when the units are delivered to the customer, providing that all other requirements for revenue recognition have been met. On contracts that provide for incentive or award fees, the Company includes an estimate of the ultimate incentive or award fee to be received on the contract in the estimated contract revenues for purposes of applying the percentage-of-completion method of accounting.

The Company also derives revenues from maintenance contracts and from the sale of manufactured products. Revenues from maintenance contracts are recognized over the term of the respective contracts as maintenance services are provided. Amounts billed but not yet recognized as revenue under certain types of contracts are deferred in the accompanying consolidated balance sheets. Revenues from the sale of manufactured products are recorded when the products have been delivered to the customer.

The Company provides for anticipated losses on contracts by a charge to income during the period in which the losses are first identified. Unbilled receivables are stated at estimated realizable value. Contract costs on U.S. Government contracts, including indirect costs, are subject to audit and adjustment by negotiations between the Company and government representatives. Substantially all of the Company's indirect contract costs have been agreed upon through 2002. Contract revenues on U.S. Government contracts have been recorded in amounts that are expected to be realized upon final settlement.

Cash and Cash Equivalents

Cash equivalents are highly liquid investments purchased with an original maturity of three months or less. Cash and cash equivalents at January 31, 2004 and 2003 include $1 billion invested in commercial paper and institutional money market funds.

Investments in Marketable and Private Equity Securities

Marketable debt and equity securities are classified as either available-for-sale or held-to-maturity at the time of purchase. Available-for-sale securities are carried at fair market value and held-to-maturity debt securities are carried at amortized cost. Unrealized gains and losses on available-for-sale securities are carried net of related tax effects in accumulated other comprehensive income in stockholders' equity. Realized gains and losses on the sale of available-for-sale securities are determined using the adjusted cost of the specific securities sold.

At each balance sheet date, management assesses whether an impairment loss on its marketable and private equity securities has occurred due to declines in fair value and other market conditions. If management determines that a decline in the fair value has occurred and is deemed to be other-than-temporary in nature, an impairment loss is recognized to reduce the marketable security to its estimated fair value (Note 19).

Inventories

Inventories are valued at the lower of cost or market. Cost is determined using the average cost and first-in, first-out methods.

Property, Plant and Equipment

Depreciation and amortization of buildings and related improvements are provided using the straight-line method over estimated useful lives of ten to forty years and the shorter of the lease term or ten years, respectively. Depreciation of equipment is provided using the straight-line method or the declining-balance method over their estimated useful lives of three to ten years.

Additions to property and equipment together with major renewals and betterments are capitalized. Maintenance, repairs and minor renewals and betterments are charged to expense. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is recognized.

The Company assesses potential impairments to its long-lived assets when there is evidence that events or changes in circumstances have made recovery of the asset's carrying value unlikely and the carrying amount of the asset exceeds the estimated future undiscounted cash flows. When the carrying amount of the asset exceeds the estimated future undiscounted cash flows, an impairment loss is recognized to reduce the asset's carrying amount to its estimated fair value based on the present value of the estimated future cash flows. During 2004, the Company's Telcordia subsidiary recognized an impairment loss of $5 million, primarily related to leasehold improvements and equipment at an under-utilized training facility for telecommunications customers. The impairment loss is reflected in cost of revenues and in the Non-Regulated Telecommunications segment.

Goodwill and Intangible Assets

Goodwill, which represents the excess of the cost of an acquired entity over the net amounts assigned to assets acquired and liabilities assumed, is assessed for impairment under SFAS No. 142, "Goodwill and Other Intangible Assets" (Note 7). Intangible assets with finite lives are amortized on a straight-line basis over their useful lives of three to fifteen years and are evaluated for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable under SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets."

Warranty Obligations

The majority of the Company's warranty costs are incurred in connection with warranty provisions included in Telcordia's software development contracts. The Company generally offers a twelve-month warranty for software defects. The liability is estimated based primarily on prior claims experience and current software license revenue subject to warranty obligations. The obligation is accrued as development contracts are performed. The Company assesses the adequacy of the reserve on a periodic basis to determine if any adjustments are necessary due to changes in actual spending by product or other factors. During 2004, Telcordia experienced lower actual warranty costs primarily due to improved cost controls resulting in a $13 million reduction in accrued warranty obligations and cost of revenues, which is reflected in total adjustments of $14 million. The changes in accrued warranty obligations are as follows:

	January 31	
	2004	2003
	(In millions)	
Beginning of the year	$ 49	$ 60
New warranties	21	30
Adjustments	(14)	9
Payments	(25)	(50)
End of the year	$ 31	$ 49

Income Taxes

Income taxes are provided utilizing the liability method. The liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. Additionally, under the liability method, changes in tax rates and laws will be reflected in income in the period such changes are enacted.

Stock-Based Compensation

The Company has a number of stock-based employee compensation plans, including stock options, stock purchase and restricted stock plans, which are described in Note 10. The Company accounts for employee stock-based compensation using the intrinsic value method for each period presented under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Under the intrinsic value method, no compensation expense is reflected in net income for options granted to employees, as all options granted under those plans had an exercise price equal to the fair market value of the underlying common stock on the date of grant, and no compensation expense is recognized for the employee stock purchase plan. The Company accounts for stock options granted to non-employees using the fair value method under SFAS No. 123, "Accounting for Stock-Based Compensation." The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to the employee stock options and employee stock purchase plan:

	Year ended January 31		
	2004	2003	2002
	(In millions, except per share amounts)		
Net income, as reported	$ 351	$ 246	$ 19
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effect	(36)	(39)	(37)
Pro forma net income (loss)	$ 315	$ 207	$ (18)
Earnings (loss) per share:			
Basic—as reported	$1.90	$1.26	$ .09
Basic—pro forma	$1.70	$1.06	$(.08)
Diluted—as reported	$1.86	$1.21	$ .08
Diluted—pro forma	$1.67	$1.02	$(.08)

The pro forma compensation costs were determined using weighted-average per share fair values of options granted in 2004, 2003 and 2002 of $4.12, $6.61 and $6.31, respectively. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions for 2004, 2003 and 2002: no dividend yield, no volatility, risk-free interest rates ranging from 2.5% to 5.1% and expected lives of five years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The Company meets the definition of a non-public company for the purposes of calculating fair value and, therefore, assumes no volatility in the fair value calculation. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in subjective input assumptions can materially affect the fair value estimates, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock-based compensation plans.

Common Stock and Earnings Per Share

The Company is authorized to issue 1 billion shares of Class A common stock, par value $.01 and 5 million shares of Class B common stock, par value $.05. As of January 31, 2004, 181,221,000 shares of Class A common stock and 226,000 shares of Class B common stock were issued and outstanding. Each share of Class B common stock is convertible into 20 shares of Class A common stock. Class A and Class B common stock are collectively referred to as common stock in the Consolidated Financial Statements and Notes to Consolidated Financial Statements and are shown assuming that the Class B was converted into Class A common stock.

Although there has never been a general public market for the Company's common stock, the Company has maintained a limited market through its wholly-owned broker-dealer subsidiary, Bull, Inc. Quarterly determinations of the price of the common stock are made by the Board of Directors pursuant to a valuation process that includes valuation input from an independent appraiser and a stock price formula. The Board of Directors believes that the valuation process results in a value which represents a fair market value for the Class A common stock within a broad range of financial criteria. The Board of Directors reserves the right to alter the formula and valuation process.

Basic earnings per share ("EPS") is computed by dividing income available to common stockholders by the weighted average number of shares of common stock outstanding. Diluted EPS is computed similar to basic EPS, except the weighted average number of shares of common stock outstanding is increased to include the effect of dilutive common stock equivalents, which is comprised of stock options and other stock awards granted to employees under stock-based compensation plans that were outstanding during the period.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, accounts receivable, short-term investments in marketable securities, foreign currency forward exchange contracts and long-term receivables.

The Company invests its available cash principally in U.S. Government and agency securities, corporate obligations, asset-backed and mortgage-backed securities, municipal debt and commercial paper and has established guidelines relative to diversification and maturities in an effort to maintain safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates.

Concentrations of credit risk with respect to receivables have been limited because the Company's principal customers are the various agencies of the U.S. Government and commercial customers engaged in work for the U.S. Government. Due to continuing economic challenges in the telecommunications market, the Company has concentration of credit risk on certain receivables from the regional Bell operating companies ("RBOCs") and other telecommunications customers.

Foreign Currency

Financial statements of international subsidiaries, for which the functional currency is the local currency, are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and a weighted average exchange rate for revenues, expenses, gains and losses. Translation adjustments are recorded as accumulated other comprehensive income in stockholders' equity.

Accumulated Other Comprehensive Loss and Other Comprehensive Loss

The Company's accumulated other comprehensive loss is comprised of foreign currency translation adjustments, unrealized gains or losses on the Company's available-for-sale marketable securities, unrealized gains and losses on derivative instruments and minimum pension liability adjustments as follows:

	January 31	
	2004	2003
	(In millions)	
Accumulated other comprehensive loss:		
Foreign currency translation adjustments	$ (2)	$ (3)
Unrealized net gain on marketable securities	2	9
Unrealized net loss on derivative instruments	(16)	(10)
Minimum pension liability adjustments	(14)	(10)
	$(30)	$(14)

As of January 31, 2004, approximately $2 million of the unrealized net loss on derivative instruments is expected to be reclassified into income within the next twelve months.

Comprehensive income consists of net income and other comprehensive loss. Other comprehensive loss refers to revenues, expenses, gains and losses that under GAAP are included in comprehensive income but are excluded from net income as these amounts are recorded directly as an adjustment to stockholders' equity, net of tax and are as follows:

	Year ended January 31		
	2004	2003	2002
	(In millions)		
Other comprehensive loss:			
Foreign currency translation adjustments	$ 2	$ 7	$ (1)
Deferred taxes	(1)	(3)	
Net foreign currency translation adjustments	1	4	(1)
Unrealized gain (loss) on marketable securities	7	(431)	(687)
Reclassification of net realized (gain) loss	(19)	324	686
Deferred taxes	5	39	
Net unrealized loss on marketable securities	(7)	(68)	(1)
Unrealized (loss) gain on derivative instruments	(12)	(18)	2
Reclassification of net realized gain (loss) on derivative instruments	2		(1)
Deferred taxes	4	7	
Net unrealized (loss) gain on derivatives	(6)	(11)	1
Minimum pension liability adjustments, net of tax	(4)	(10)	
Other comprehensive loss	$(16)	$ (85)	$ (1)

Recently Issued Accounting Pronouncements

In December 2003, the Financial Accounting Standards Board ("FASB") issued a revision to FASB Interpretation No. 46 ("FIN 46R") "Consolidation of Variable Interest Entities," which was originally issued in January 2003. FIN 46R defines variable interest entities and establishes standards for determining under what circumstances variable interest entities should be consolidated by their primary beneficiary. The provisions of FIN 46R are effective immediately for all arrangements entered into after December 31, 2003. The Company has not entered into any arrangements it believes are variable interest entities since December 31, 2003. For those arrangements that existed prior to December 31, 2003, the Company is required to adopt the provisions of FIN 46R effective February 1, 2005. The Company is in the process of determining whether any of its unconsolidated joint ventures meet the definition of a variable interest entity and possess the characteristics for consolidation. Therefore, the Company has not yet determined the effect, if any, the adoption of FIN 46R will have on its consolidated financial position or results of operations.

In December 2003, the FASB revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which is effective for the Company's year ended January 31, 2004. This revised statement requires certain quarterly disclosures and additional annual disclosures about plan assets, the benefits expected to be paid and the contributions expected to be made in future years. The Company has adopted SFAS No. 132 and provided the required disclosures in Note 11. SFAS No. 132 was related to disclosures only, consequently, adoption of the revised SFAS No. 132 did not have an effect on the Company's consolidated financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," which was effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective for the Company's quarter beginning August 1, 2003. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and requires an issuer to classify a financial instrument as a liability or an asset under certain circumstances as defined in SFAS No. 150. The adoption of SFAS No. 150 did not have a material impact on the Company's consolidated financial position or results of operations.

Gains on Issuance of Stock by Subsidiary

Gains on issuances of shares of stock by a subsidiary are reflected as equity transactions and recorded directly to additional paid-in capital.

Reclassifications

Certain amounts from previous years have been reclassified in the accompanying consolidated financial statements to conform to the 2004 presentation.

Accounting Change

Effective February 1, 2002, the Company adopted SFAS No. 142, which changed the accounting for goodwill from an amortization approach to an impairment-only approach. Upon adoption, the Company did not have a transitional goodwill impairment charge and, therefore, the Company did not have a cumulative effect of an accounting change.

Effective February 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS No. 133 establishes accounting and reporting standards requiring that derivative instruments, including derivative instruments embedded in other contracts, be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 also requires that changes in the fair value of derivative instruments be recognized currently in results of operations unless specific hedge accounting criteria are met. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item attributable to the hedged risk are recognized in earnings. The adoption of SFAS No. 133 on February 1, 2001, resulted in a cumulative effect of an accounting change in 2002, net of tax, which increased net income by $1 million.

Note 2—Business Segment Information:

The Company provides diversified professional and technical services involving the application of scientific, engineering and management expertise to solve complex technical problems for a broad range of government and commercial customers in the U.S. and abroad and is also a provider of software, engineering and consulting services, advanced research and development, technical training and other services to the telecommunications industry. These services frequently involve computer and systems technology. The Company also designs and develops high-technology products. These products include customized and standard hardware and software, such as automatic equipment identification technology, sensors and nondestructive imaging and security instruments. Product revenues represented 2%, 2% and 1% of consolidated revenues in 2004, 2003 and 2002, respectively.

The Company defines its reporting segments using the management approach, which is based on the way the chief operating decision maker ("CODM") manages the operations within the Company for allocation of resources, decision making and performance assessment.

Using the management approach, the Company has three reportable segments: Regulated, Non-Regulated Telecommunications and Non-Regulated Other. The Company's operating business units ("BU"), on which performance is assessed, are aggregated into the Regulated, Non-Regulated Telecommunications or Non-Regulated Other segments, depending on the nature of the customers, the contractual requirements and the regulatory environment governing the BUs' services.

BUs in the Regulated segment provide technical services and products through contractual arrangements as either a prime contractor or subcontractor to other contractors, primarily for departments and agencies of the U.S. Government. Operations in the Regulated segment are subject to specific regulatory accounting and contracting guidelines such as Cost Accounting Standards and Federal Acquisition Regulations. BUs in the Non-Regulated Telecommunications and the Non-Regulated Other segments provide technical services and products primarily to customers in commercial markets. Generally, operations in the Non-Regulated Telecommunications and Non-Regulated Other segments are not subject to specific regulatory accounting or contracting guidelines. For 2004, 2003 and 2002, the Company's Telcordia subsidiary made up the Non-Regulated Telecommunications segment.

The accounting policies of the reportable segments are the same as those described in Note 1, except that the internal measure of operating income before income taxes ("segment operating income") excludes losses on impaired intangible assets, non-recurring gains or losses on sales of business units, subsidiary common stock and similar items, and includes equity in the income or loss of unconsolidated affiliates and the minority interest in income or loss of consolidated subsidiaries. Certain corporate expenses are reflected in segment operating income based on agreed-upon allocations to the segments or as required by Government Cost Accounting Standards. Corporate expense variances to these allocations and an internal interest charge or credit ("Cost of Capital") are retained in the corporate line item. In certain circumstances, for management purposes as determined by the CODM, certain revenue and expense items are excluded from the evaluation of a BU's operating performance. Those revenue and expense items excluded from the BU's performance reporting are reflected in the corporate line item. Elimination of intersegment revenues is also reflected in the corporate line item. Sales between segments were $29 million, $37 million and $47 million in 2004, 2003 and 2002, respectively, and were recorded at cost. Asset information by segment is not a key measure of performance. However, the Company does use asset information to calculate an internal interest charge or credit and allocates this Cost of Capital to the BUs, which is included in segment operating income. The Company also monitors capital expenditures by BUs. Interest expense, as reported in the consolidated financial statements, is primarily recorded at the corporate level.

The Company formed SAIC Venture Capital Corporation and Telcordia Venture Capital Corporation to manage its investments in publicly traded and private technology companies. The Company may also spin off technologies that are considered non-strategic but may bring future value from an investment perspective. These activities are of an investment nature and are not reported to the CODM as part of the core operating segments of the Company and, therefore are shown as "Investment activities" in the reconciliation of segment financial information to the accompanying consolidated financial statements.

As discussed in Note 21, prior year segment information has been conformed to the 2003 presentation of INTESA as discontinued operations. Therefore, 2002 segment information no longer reflects operating results of INTESA.

The following table summarizes segment information:

	Year ended January 31		
	2004	2003	2002
	(In millions)		
Revenues:			
Regulated	$5,426	$4,382	$3,920
Non-Regulated Telecommunications	892	1,084	1,436
Non-Regulated Other	419	449	461
Corporate	(17)	(12)	(46)
Total reportable segment revenues	$6,720	$5,903	$5,771
Segment operating income (loss):			
Regulated	$ 457	$ 329	$ 259
Non-Regulated Telecommunications	163	200	189
Non-Regulated Other	30	35	50
Corporate	(104)	(57)	(67)
Total reportable segment operating income	$ 546	$ 507	$ 431
Capital expenditures:			
Regulated	$ 18	$ 16	$ 30
Non-Regulated Telecommunications	16	14	50
Non-Regulated Other	2	4	7
Corporate	95	9	2
Total reportable segment and consolidated capital expenditures	$ 131	$ 43	$ 89

The following table is a summary of depreciation and amortization included in the calculation of reportable segment operating income:

	Year ended January 31		
	2004	2003	2002
	(In millions)		
Depreciation and amortization:			
Regulated	$25	$21	$ 37
Non-Regulated Telecommunications	44	65	82
Non-Regulated Other	4	4	7
Corporate	8	6	6
Total reportable segment and consolidated depreciation and amortization	$81	$96	$132

The following table reconciles total reportable segment operating income to the Company's consolidated operating income:

	Year ended January 31		
	2004	2003	2002
	(In millions)		
Total reportable segment operating income	$546	$507	$431
Investment activities	(4)	(5)	(8)
Loss on impaired goodwill	(7)	(13)	(3)
Net gain on sale of business units		5	10
Equity in income of unconsolidated affiliates	(5)	(2)	(3)
Minority interest in income of consolidated subsidiaries	10	7	5
Total consolidated operating income	$540	$499	$432

The following tables summarize revenues and long-lived assets, which includes property, plant and equipment, intangible assets, goodwill, long-term investments in marketable securities, prepaid pension assets and other assets, by geographic location of the entity that is performing the services:

	Year ended January 31		
	2004	2003	2002
	(In millions)		
Revenues:			
United States	$6,565	$5,739	$5,594
United Kingdom	142	150	155
Other international	13	14	22
Total consolidated revenues	$6,720	$5,903	$5,771

	January 31	
	2004	2003
	(In millions)	
Long-lived assets:		
United States	$1,523	$1,278
United Kingdom	19	10
Other international	23	12
Total consolidated long-lived assets	$1,565	$1,300

During 2004, 2003 and 2002, approximately 74%, 69% and 61%, respectively, of the Company's consolidated revenues were attributable to prime contracts with the U.S. Government or to subcontracts with other contractors engaged in work for the U.S. Government and are reflected in the Regulated segment revenues. Revenues from the U.S. Army represent 12% and 11% of consolidated revenues in 2004 and 2003, respectively, while revenues from the U.S. Navy represent 11% and 10% of consolidated revenues in 2004 and 2003, respectively. No other customer or single contract accounted for revenues greater than 10% of the Company's consolidated revenues in 2004, 2003 and 2002.

Note 3—Composition of Certain Financial Statement Captions:

	January 31	
	2004	2003
	(In millions)	
Prepaid expenses and other current assets:		
Prepaid expenses	$ 78	$ 43
Inventories	33	19
Income taxes receivable	20	1
Other	31	35
	$ 162	$ 98
Property, plant and equipment at cost:		
Computers and other equipment	$ 429	$392
Buildings and improvements	336	252
Leasehold improvements	66	131
Office furniture and fixtures	55	55
Land	78	68
	964	898
Less accumulated depreciation and amortization	492	492
	$ 472	$406
Other assets:		
Investments in affiliates (Note 6)	$ 101	$108
Other	29	63
	$ 130	$171
Accounts payable and accrued liabilities:		
Accounts payable	$ 247	$192
Other accrued liabilities	457	338
Deferred revenue	207	308
Collections in excess of revenues on uncompleted contracts	102	101
	$1,013	$939
Accrued payroll and employee benefits:		
Salaries, bonuses and amounts withheld from employees' compensation	$ 259	$210
Accrued vacation	159	134
Accrued contributions to employee benefit plans	39	38
	$ 457	$382
Other long-term liabilities:		
Other postretirement benefits	$ 145	$163
Accrued pension liabilities	29	28
Deferred compensation	44	40
Other	53	38
	$ 271	$269

Note 4—Short-term and Long-term Investments in Marketable Securities:

The aggregate cost basis and market value of short-term and long-term available-for-sale investments by major security type are as follows:

	January 31, 2004		January 31, 2003	
	Cost basis	Market Value	Cost basis	Market value
	(In millions)			
U.S. Government and agency securities	$ 296	$ 297	$ 199	$ 201
Corporate obligations	340	341	267	269
Equity securities	1	2	6	16
Municipal debt	253	253	219	219
Asset-backed and mortgage-backed securities	256	256	212	213
Other	120	120	195	195
	$1,266	$1,269	$1,098	$1,113

At January 31, 2004, aggregate gross unrealized losses were $1 million and gross unrealized gains were $4 million. At January 31, 2003, aggregate gross unrealized losses were $1 million and gross unrealized gains were $16 million, of which $11 million was attributable to equity securities. No other investment category had significant gross unrealized gains. Substantially all of the unrealized losses at January 31, 2004 have been in a loss position for less than twelve months.

At January 31, 2004, $660 million of investments in debt securities have maturities of one year or less, and $605 million of investments in debt securities have maturities of two to five years. Actual maturities may differ from contractual maturities as a result of the Company's intent to sell these securities prior to maturity date and as a result of features of the securities that enable either the Company, the issuer, or both to redeem these securities in part or in full at an earlier date.

Gross realized gains and losses from sales of marketable securities are included in "Net gain (loss) on marketable securities and other investments, including impairment losses" (Note 19), and are as follows:

	Year ended January 31		
	2004	2003	2002
	(In millions)		
Gross realized gains on sale of marketable securities	$22	$ 27	$ 11
Gross realized losses on sale of marketable securities	(2)	(11)	(52)
Gain on sale of other investments	5	6	2
	$25	$ 22	$(39)

Note 5—Receivables, Net:

Receivables consist of the following:

	January 31 2004	January 31 2003
	(In millions)	
Receivables less allowance for doubtful accounts of $10 million and $28 million at January 31, 2004 and 2003, respectively:		
Billed	$ 957	$ 832
Unbilled	392	272
Contract retentions	18	24
	$1,367	$1,128

Provision expense for allowance for doubtful accounts was $5 million, $3 million and $19 million in 2004, 2003, and 2002, respectively. Unbilled receivables at January 31, 2004 and 2003 include $46 million and $50 million, respectively, related to costs incurred on projects for which the Company has been requested by the customer to begin work under a new contract or extend work under an existing contract, and for which formal contracts or contract modifications have not been executed at the end of the year. The balance of unbilled receivables consists of costs and fees billable on contract completion or other specified events, the majority of which is expected to be billed and collected within one year. Contract retentions are billed when the Company has negotiated final indirect rates with the U.S. Government and, once billed, are subject to audit and approval by outside third parties. Consequently, the timing of collection of retention balances is outside the Company's control. Based on the Company's historical experience, the majority of the retention balance is expected to be collected beyond one year.

Note 6—Acquisitions and Investments in Affiliates:

At January 31, 2004, the Company has seven equity investments, accounted for under the equity method as described in Note 1, with the Company's ownership ranging from 30% to 50%. The carrying value of the Company's equity method investments was $28 million and $25 million at January 31, 2004 and 2003, respectively, which includes the excess of the Company's equity investments over its equity in the underlying net assets of $4 million and $3 million, respectively. The Company also has cost method investments of $73 million and $83 million at January 31, 2004 and 2003, respectively.

The Company completed acquisitions of certain business assets and companies in 2004, 2003 and 2002, which individually were not considered significant business combinations in the year acquired. In some cases, the Company acquired all the issued and outstanding common stock of certain companies while in other cases, the Company acquired certain specific assets and liabilities. All of these acquisitions have been accounted for under the purchase method of accounting and the operations of the companies acquired have been included in the accompanying consolidated financial statements from their respective dates of acquisition. The aggregate purchase price was allocated to the assets acquired and liabilities assumed based upon their estimated fair values. The aggregate excess of the purchase price over the fair value of tangible assets acquired has been allocated to other identifiable intangible assets and goodwill.

In 2004, the Company completed eleven acquisitions for an aggregate purchase price of approximately $280 million, which consisted of approximately $194 million in cash (net of cash received), approximately 1 million shares of the Company's common stock which had a fair value of approximately $47 million on the dates of issuance, other consideration of $2 million and future acquisition payments of $37 million. The amount of purchase price assigned to identifiable intangible assets and goodwill was $43 million and $215 million, respectively. Additional potential contingent payments related to these acquisitions were approximately $11 million, payable through 2006, of which $7 million will be treated as incremental purchase price. These acquisitions have been recorded based on preliminary financial information. Other than potential contingent payments, the Company does not anticipate a material change to the aggregate purchase price or assets acquired and liabilities assumed. These acquisitions in the aggregate are not considered material business combinations for financial reporting; therefore, pro forma financial information is not presented. The weighted average amortization period for the acquired intangible assets is approximately three years, and approximately $57 million of the acquired goodwill is tax deductible.

In 2003, the Company completed four acquisitions for an aggregate purchase price of approximately $16 million, which consisted of approximately $9 million in cash, $6 million in shares of the Company's common stock and future acquisition payments of $1 million. The amount of purchase price assigned to identifiable intangible assets and goodwill was $1 million and $14 million, respectively. Potential contingent payments related to these acquisitions were approximately $3 million, of which $1 million was paid in 2004. The remaining payment of $2 million is payable through 2005 and will be treated as incremental purchase price.

In 2002, the Company completed five acquisitions for an aggregate purchase price of approximately $17 million, which consisted of approximately $15 million in cash and future acquisition payments of $2 million. Approximately $10 million of the purchase price was assigned to goodwill. At January 31, 2004, potential contingent payments related to these acquisitions were approximately $4 million, payable in 2005, of which none will be treated as incremental purchase price.

Note 7—Goodwill and Intangible Assets:

Effective February 1, 2002, the Company implemented SFAS No. 142 and reclassified one intangible asset for assembled workforce of $2 million to goodwill. Under SFAS No. 142, the goodwill impairment test is a two-step process. The first step consists of estimating the fair values of each of the reporting units based on a discounted cash flow model using revenue and profit forecasts and comparing those estimated fair values with the carrying values, which includes the allocated goodwill. If the fair value is less than the carrying value, a second step is performed to compute the amount of the impairment by determining an implied fair value of goodwill. The implied fair value of goodwill is the residual fair value derived by deducting the fair value of a reporting unit's assets and liabilities from its estimated fair value calculated in step one. The impairment charge represents the excess of the carrying amount of the reporting units' goodwill over the implied fair value of their goodwill. SFAS No. 142 requires goodwill to be tested annually at the same time every year and when an event occurs or circumstances change such that it is reasonably possible that an impairment may exist. The Company selected January 31 as its annual testing date. The Company's annual assessment as of January 31, 2004 resulted in no impairment of goodwill.

During 2004, the Company determined that a portion of the goodwill assigned to a reporting unit in the Regulated segment had become impaired as a result of the loss of certain significant contracts and proposals related to that reporting unit. During 2003, the Company determined that goodwill assigned to three reporting units in the Regulated segment had become impaired as a result of the loss of certain significant contracts and proposals related to those reporting units. The impairment charges, representing the excess of the reporting units' carrying amount over their fair value, were based on a discounted cash flow model using revenue and profit forecasts for the next five years. Total goodwill impairment charges were $7 million, $13 million and $3 million in 2004, 2003 and 2002, respectively.

The changes in the carrying amount of goodwill by segment as of January 31, 2004 are as follows:

	Regulated	Non-Regulated Telecommunications	Non-Regulated Other	Total
		(In millions)		
Goodwill at February 1, 2003	$ 81	$46	$10	$137
Acquisitions	203		12	215
Impairments	(7)			(7)
Foreign currency translation			2	2
Goodwill at January 31, 2004	$277	$46	$24	$347

Intangible assets consist of the following:

	January 31, 2004			January 31, 2003		
	Gross carrying value	Accumulated amortization	Net	Gross carrying value	Accumulated amortization	Net
			(In millions)			
Amortizable intangible assets:						
Software and technology	$44	$27	$17	$61	$42	$19
Patents	12	5	7	12	4	8
Customer contracts	14	3	11	5	4	1
Non-compete agreements	27	3	24			
Other	2	1	1	1	1	
Total amortizable intangible assets	$99	$39	$60	$79	$51	$28

Software and technology with a gross carrying value of $19 million and other intangible assets with a gross carrying value of $4 million became fully amortized at January 31, 2003 and, therefore, are no longer reflected in the gross carrying value at January 31, 2004. Amortization expense related to amortizable intangible assets was $11 million, $7 million and $10 million for 2004, 2003 and 2002, respectively. Based on the intangible assets as of January 31, 2004, the estimated annual amortization expense of intangible assets for the years ending January 31 is as follows:

Year ending January 31	(In millions)
2005	$23
2006	17
2007	11
2008	4
2009	1
Thereafter	4
	$60

Actual amortization expense to be reported in future periods could differ from these estimates as a result of acquisitions, divestitures, impairments and other factors.

In 2004, 2003 and 2002, the Company did not recognize an impairment loss on intangible assets since there were no circumstances or events that indicated a possible impairment.

The following information presents adjusted net income and earnings per share as if the Company adopted SFAS No. 142 effective February 1, 2001 and, accordingly, did not amortize goodwill and the assembled workforce intangible asset during 2002.

	Year ended January 31		
	2004	2003	2002
	(In millions)		
Net income:			
Income from continuing operations, as reported	$ 351	$ 246	$ 11
Amortization of goodwill, net of tax			18
Adjusted income from continuing operations	351	246	29
Income from discontinued operations, net of tax			7
Cumulative effect of accounting change, net of tax (Note 1)			1
Adjusted net income	$ 351	$ 246	$ 37
Basic earnings per share:			
Income from continuing operations, as reported	$1.90	$1.26	$.05
Amortization of goodwill, net of tax			.08
Adjusted income from continuing operations	$1.90	1.26	.13
Income from discontinued operations, net of tax			.03
Cumulative effect of accounting change, net of tax			.01
Adjusted net income	$1.90	$1.26	$.17
Diluted earnings per share:			
Income from continuing operations, as reported	$1.86	$1.21	$.05
Amortization of goodwill, net of tax			.08
Adjusted income from continuing operations	1.86	1.21	.13
Income from discontinued operations, net of tax			.03
Adjusted net income	$1.86	$1.21	$.16

Note 8—Derivative Instruments:

The Company is exposed to certain market risks which are inherent in certain transactions entered into in the normal course of business. They include sales contracts denominated in foreign currencies, investments in equity securities and exposure to changing interest rates. The Company has a risk management policy in place which is used to assess and manage cash flow and fair value exposures. The policy permits the use of derivative instruments with certain restrictions and appropriate authorization. The Company presently uses derivative instruments to manage exposures to foreign currency and interest rate risks and uses natural hedges to minimize exposure for net investments in foreign subsidiaries. The Company does not hold derivative instruments for trading or speculative purposes.

Interest Rate Risk

In June 2003, the Company modified its prior plan for financing the $91 million purchase of land and buildings under two operating leases (Note 16) and issued $300 million of fixed rate debt (Note 13). In anticipation of this debt issuance, the Company entered into interest rate lock agreements on May 29, 2003 to lock in the effective borrowing rate on portions of the anticipated debt financing. Due to declines in interest rates from the dates of entering into the treasury lock contracts to the date of the debt issuance, the Company was required to pay $5 million to settle the treasury lock contracts upon the debt issuance. This loss of $5 million before income taxes is being amortized to interest expense over the term of the related debt. The treasury lock contracts were designated as cash flow hedges that were fully effective, therefore, the net of tax loss of $3 million was recorded as a component of accumulated other comprehensive loss in stockholders' equity.

The Company entered into four forward starting interest rate swap agreements in January 2002 ("2002 swap agreements") pursuant to its previous plan to use five-year variable interest rate mortgage to finance the purchase of the land and buildings noted above. The mortgage financing would have required payments to a third party lender based on a variable interest rate. Under the terms of the 2002 swap agreements, the Company will either pay to or receive from the swap agreements' counterparty an amount which would effectively have made the net cash outflow a fixed amount. The 2002 swap agreements were designated as cash flow hedges and were fully effective through May 29, 2003 with cumulative net of tax losses of $9 million recorded as a component of accumulated other comprehensive loss in stockholders' equity. As of May 29, 2003, the 2002 swap agreements were no longer designated in a cash flow hedging relationship and, therefore, all future changes in fair value are recorded directly into income through August 2008. The cumulative loss before income taxes of $14 million on the 2002 swap agreements is being amortized as additional interest expense over the five-year period from August 2003 through August 2008.

In conjunction with the modified financing plan which resulted in the issuance of fixed rate debt in June 2003, on May 29, 2003, the Company entered into additional interest rate swap agreements ("2003 swap agreements") to offset the effects of the 2002 swap agreements. The net change in the fair values of the 2002 and 2003 swap agreements since May 29, 2003 was not material and has been recorded as additional interest expense for 2004. At January 31, 2004, the combined fair value of the 2003 and 2002 swap agreements was $13 million, of which $3 million and $10 million are reflected in other accrued liabilities and other long-term liabilities, respectively. At January 31, 2003, the fair value of the 2002 swap agreements of $10 million was reflected in other long-term liabilities.

In June 2002, the Company entered into a series of treasury lock contracts to economically lock in the effective borrowing rate on portions of the $800 million of fixed rate debt (Note 13). Due to declines in interest rates from the dates of entering into the treasury lock contracts to the date of the debt issuance, the Company was required to pay $8 million in 2003 to settle the treasury lock contracts upon the debt issuance. Since the treasury lock contracts were designated as cash flow hedges that were fully effective, the net of tax loss of $5 million was recorded in 2003 as a component of accumulated other comprehensive income in stockholders' equity and is being amortized to interest expense over the terms of the related debt.

In February 2004, the Company entered into new interest rate swap agreements ("2004 swap agreements") to convert the fixed interest payments on the $95 million 6.75% notes (Note 13) to a floating rate to better balance the fixed and floating rate debt obligations.

Foreign Currency Risk

Although the majority of the Company's transactions are in U.S. dollars, some transactions are denominated in foreign currencies. The Company's objective in managing its exposure to foreign currency rate fluctuations is to mitigate adverse fluctuations in earnings and cash flows associated with foreign currency exchange rate fluctuations. The Company currently manages cash flow exposure of receivables, payables and anticipated transactions through the use of natural hedges and foreign currency forward exchange contracts. Foreign currency forward exchange contracts are contracts requiring the Company to exchange a stated quantity of foreign currency for a fixed amount of a second currency, typically U.S. dollars. At January 31, 2004, currencies hedged were the British pound, Canadian dollar, the Euro, the Swedish krona and the U.S. dollar. The Company has designated certain of its foreign currency forward exchange contracts as cash flow hedges of transactions forecasted to occur by December 2005, primarily related to sales contracts and receivables. The effective portion of the change in the fair value of these derivatives is recorded in comprehensive income and recognized in the income statement when the related hedged item affects earnings. Other foreign currency forward exchange contracts manage similar exposures but do not qualify for hedge accounting due to changes in terms of the anticipated transactions. In 2004, those contracts designated as cash flow hedges were fully effective and a net of tax loss of $1 million was recognized as a component of accumulated other comprehensive income in stockholders' equity. Net loss on contracts designated as cash flow hedges in 2003 was not material.

Equity Securities Price Risk

The Company's portfolio of publicly-traded equity securities is subject to market price risk and there are instances where the Company will use derivative instruments such as equity collars to manage this risk of potential loss in fair value resulting from decreases in market prices. At January 31, 2004 and 2003, the Company did not hold any derivative instruments related to its portfolio of publicly-traded equity securities. The equity collars previously held to mitigate the risk of significant price fluctuations of the Company's investment in VeriSign, Inc. ("VeriSign") and Amdocs Limited ("Amdocs") were liquidated at various dates throughout 2003 and 2002. In 2003 and 2002, these derivative instruments were designated as fair value hedges of the underlying marketable equity securities and, therefore, the changes in fair value of the derivative instruments and the hedged items attributable to the hedged risk were recorded in the statement of income. The Company recorded a net loss before income taxes of $45 million in 2003 and a net gain before income taxes of $31 million in 2002 for the ineffective portion of changes in the fair value of equity collars (Note 19).

Other Derivatives

Through its venture capital subsidiaries, the Company holds investments in equity securities of private and publicly-held companies. Certain of these investments include warrants to purchase equity securities of these companies. Warrants that can be net settled at the time of exercise, which means the Company would receive the difference between the exercise price and fair value of the additional shares, are deemed derivative financial instruments and are not designated as hedging instruments. Changes in the value of these derivatives are reflected in income. In 2004, net loss before income taxes was not material compared to $3 million and $2 million in 2003 and 2002, respectively. The changes in fair value are reflected in "Net gain (loss) on marketable securities and other investments, including impairment losses" (Note 19). The fair value of these instruments was not material at January 31, 2004 or 2003.

Note 9—Revolving Credit Facilities:

The Company has two revolving credit facilities ("credit facilities") totaling $750 million with a group of financial institutions that provide for (i) a five-year revolving credit facility of up to $500 million, which allows borrowings until July 2007 and (ii) a 364-day revolving credit facility of up to $250 million, which expires on July 28, 2004. Borrowings under the credit facilities are unsecured and bear interest at a rate determined, at the Company's option, based on either LIBOR plus a margin or a defined base rate. The Company pays a facility fee on the total commitment amount and a fee if utilization exceeds 50% of the total commitment amount. During 2004 and 2003, the Company did not borrow under either of its credit facilities. During 2002, the maximum and average amounts outstanding under the credit facility were $120 million and $31 million, respectively, and the weighted average interest rate was 4.3% based upon average daily balances.

During 2004, the Company entered into a foreign customer contract with bonding requirements, some of which have been met through the issuance of standby letters of credit under the five year revolving credit facility in the approximate dollar equivalent of $113 million. The standby letters of credit reduce the amount available for borrowings under the five-year revolving credit facility. The Company expects to utilize the five-year revolving credit facility for such purposes up to a total approximate U.S. dollar equivalent of $150 million through August 2004, and any such utilization would further reduce the amount available for borrowing. The Company pays fees for the standby letters of credit issued under the five-year revolving credit facility, but the outstanding standby letters of credit are not considered borrowings and the Company does not incur related interest cost.

As of January 31, 2004, the entire $250 million under the 364-day revolving credit facility was available and $387 million of the five-year revolving credit facility was available. These credit facilities contain customary affirmative and negative covenants. The financial covenants contained in the credit facilities require the Company to maintain a trailing four quarter interest coverage ratio of not less than 3.5 to 1.0 and a ratio of consolidated funded debt to a trailing four quarter earnings before interest, taxes, depreciation and amortization ("EBITDA") of not more than 2.75 to 1.0. These covenants also restrict certain of the Company's activities, including, among other things, the Company's ability to create liens, dispose of assets, merge or consolidate with other entities, and create guaranty obligations. The credit facilities also contain customary events of default, including, among others, defaults based on certain bankruptcy and insolvency events; nonpayment; cross-defaults to other debt; breach of specified covenants; change of control and material inaccuracy of representations and warranties. As of January 31, 2004, the Company was in compliance with all financial covenants under the credit facilities.

Note 10—Employee Benefit Plans:

The Company has one principal 401(k) Profit Sharing Plan ("401(k)"), which is the result of the merger of the Company's Profit Sharing Retirement Plan with the Company's Cash or Deferred Arrangement effective November 28, 2003. The 401(k) allows eligible participants to defer a portion of their income through contributions. Such deferrals are fully vested, are not taxable to the participant until distributed from the 401(k) upon termination, retirement, permanent disability or death and may be matched by the Company. Participants' interests in the Company's matching and profit sharing contributions vest 20% per year in the first through fifth year of service. Participants also become fully vested upon reaching age 59½, permanent disability or death. The Company's contributions charged to income under the 401(k) were $48 million, $42 million and $54 million for 2004, 2003 and 2002, respectively.

The Company has an Employee Stock Retirement Plan ("ESRP") in which eligible employees participate. Cash or stock contributions to the ESRP are based upon amounts determined annually by the Board of Directors and are allocated to participants' accounts based on their annual compensation. The Company recognizes the fair value of the Company's common stock or the amount of cash contributed in the year of contribution as compensation expense. The vesting requirements for the ESRP are the same as the Company's contributions to the 401(k). Any participant who leaves the

Company, whether by retirement or otherwise, may be able to elect to receive either cash or shares of Company common stock as a distribution from their account. Shares of Company common stock distributed from the ESRP bear a limited put option that, if exercised, would require the Company to repurchase all or a portion of the shares at their then current fair value during two specified 60-day periods following distribution. If the shares are not put to the Company during the specified periods, the shares no longer bear a put option, and the Company will not be required to repurchase the shares. At January 31, 2003, shares distributed from the ESRP with the limited put option represented a potential repurchase obligation of $38 million. During 2004, only $2 million of the total outstanding potential repurchase amount at January 31, 2003 was actually put to the Company. At January 31, 2004, shares distributed from the ESRP that bear a limited put option represented a potential repurchase obligation of $19 million. The ESRP held 50 million shares of common stock at January 31, 2004 and 2003 with a fair value of $1.8 billion and $1.4 billion, respectively. Contributions charged to income under the ESRP were $55 million, $52 million and $29 million for 2004, 2003 and 2002, respectively.

Previously, the Company sponsored two contributory savings plans for Telcordia employees. During 2002, the two plans were merged into the Telcordia Technologies 401(k) Savings Plan. The plan allows eligible Telcordia employees to defer a portion of their pre-tax income through contributions to the plan and contribute a portion of their income on an after-tax basis. Such deferrals are fully vested, are not taxable to the participant until distributed upon termination, retirement, permanent disability or death and may be matched by the Company. The Company's matching contributions charged to income were $13 million, $16 million and $21 million for 2004, 2003 and 2002, respectively.

The Company has two principal bonus compensation plans, the Bonus Compensation Plan and the Annual Incentive Plan ("AIP"), which provide for bonuses to reward outstanding performance. The AIP was assumed in connection with the acquisition of Telcordia in 1998. Bonuses are paid in the form of cash, fully vested or vesting shares of the Company's common stock. Awards of vesting shares of the Company's common stock vest at the rate of 20%, 20%, 20% and 40% after one, two, three and four years, respectively. The fair market value of these vesting shares awarded is recorded as unearned compensation which is included in stockholders' equity and amortized over the vesting period. The amounts charged to income under these plans were $129 million, $96 million and $97 million for 2004, 2003 and 2002, respectively.

The Company has a Stock Compensation Plan and Management Stock Compensation Plan, together referred to as the "Stock Compensation Plans." The Stock Compensation Plans provide for awards of share units to eligible employees, which generally correspond to shares of the Company's common stock, held in trust for the benefit of participants. Participants' interests in these share units vest on a seven year schedule at the rate of one-third at the end of each of the fifth, sixth and seventh years following the date of the award. The fair market value of shares awarded under these plans is recorded as unearned compensation which is included in stockholders' equity and amortized over the vesting period. The amounts charged to income under these plans were $7 million, $7 million and $6 million for 2004, 2003 and 2002, respectively.

The Company also has an Employee Stock Purchase Plan ("ESPP") which allows eligible employees to purchase shares of the Company's common stock at a discount of 15% of the existing fair market value. In 2002, the discount was 10%. There are no charges to income under this plan because it is a non-compensatory plan. The pro forma effect on net income and earnings per share of compensation expense under SFAS No. 123, "Accounting for Stock-Based Compensation" is presented in Note 1. At January 31, 2004, 5 million shares of the Company's common stock were reserved for issuance under the ESPP.

The Company maintains two deferred compensation plans for the benefit of key executives and directors and allows eligible participants to elect to defer a portion of their compensation. The Company makes no contributions under the Keystaff Deferral Plan but does credit participant accounts for deferred compensation amounts and interest earned. Interest is accrued based on the Moody's Seasoned Corporate Bond Rate (6.71% in 2004). Deferred balances will generally be paid upon the later of the attainment of age 65, ten years of plan participation or retirement, unless participants obtain approval for an early pay-out. Under the Key Executive Stock Deferral Plan, eligible participants may elect to defer a portion of their compensation into a trust established by the Company which invests in shares of the Company's common stock. The Company makes no contributions to the accounts of participants. Deferred balances will generally be paid upon retirement or termination.

Note 11—Pension and Other Postretirement Benefit Plans:

The Company has four defined benefit pension plans and two postretirement benefit plans for employees and retirees of the Company's Telcordia subsidiary. Three of the pension plans are unfunded, non-qualified plans that provide benefits to certain members of management at Telcordia. In addition, the Company also has a foreign defined benefit pension plan for certain employees in the United Kingdom.

The following tables set forth the funded status and amounts recognized in the consolidated balance sheets for the Company's defined benefit pension plans and other postretirement benefit plans. Pension benefits data includes Telcordia's qualified pension plan and the foreign pension plan as well as the three unfunded, non-qualified pension plans at Telcordia. The Telcordia pension and postretirement benefit plans have a December 31 measurement date while the foreign pension plan has a January 31 measurement date. All of these defined benefit and postretirement benefit plans are disclosed in the aggregate.

	Pension benefits		Postretirement benefits other than pensions	
	Year ended January 31			
	2004	2003	2004	2003
	(In millions)			
Change in benefit obligation:				
Benefit obligation at beginning of year	$1,520	$1,313	$ 231	$ 206
Service cost	28	29	2	2
Interest cost	96	97	15	14
Plan participants' contributions	1	1	1	1
Plan amendments			(85)	2
Actuarial loss	95	178	69	18
Benefits paid	(113)	(123)	(14)	(12)
Special termination benefits	5	17		
Plan curtailments			(9)	
Foreign currency translation	7	8		
Benefit obligation at end of year	$1,639	$1,520	$ 210	$ 231
Change in plan assets:				
Fair value of plan assets at beginning of year	$1,471	$1,734	$ 46	$ 52
Actual gain (loss) on plan assets	326	(151)	8	(6)
Company contributions	8	5	12	10
Plan participants' contributions	1	1	1	1
Benefits paid	(113)	(123)	(14)	(11)
Foreign currency translation	5	5		
Fair value of plan assets at end of year	$1,698	$1,471	$ 53	$ 46
Funded status at end of year	$ 59	$ (49)	$(157)	$(185)
Unrecognized net actuarial loss	507	616	124	58
Unrecognized prior service cost	(18)	(20)	(112)	(36)
Net prepaid (accrued) benefit cost	$ 548	$ 547	$(145)	$(163)
Amounts recognized in the consolidated balance sheets consist of:				
Prepaid benefit cost	$ 556	$ 558		
Accrued benefit cost	(29)	(28)	$(145)	$(163)
Accumulated other comprehensive income (pre-tax)	21	17		
Net prepaid (accrued) benefit cost	$ 548	$ 547	$(145)	$(163)

The accumulated benefit obligation for all defined benefit pension plans was $1.5 billion and $1.4 billion at January 31, 2004 and 2003, respectively. The fair value of the pension assets of the foreign pension plan was less than the accumulated benefit obligation at January 31, 2004 and 2003. As a result, an additional minimum pension liability adjustment, net of tax, of $4 million and $10 million was included in other comprehensive income in 2004 and 2003, respectively.

Amounts for defined benefit pension plans with accumulated benefit obligations in excess of plan assets, and postretirement benefit plans with benefit obligations in excess of plan assets are as follows:

	Pension benefits		Postretirement benefits other than pensions	
	Year ended January 31			
	2004	2003	2004	2003
	(In millions)			
Projected benefit obligations	$94	$77	$185	$191
Accumulated benefit obligations	$82	$60		
Fair value of plan assets	$53	$34		

The components of net periodic benefit cost to the Company of these plans are as follows:

	Pension benefits			Postretirement benefits other than pensions		
	Year ended January 31					
	2004	2003	2002	2004	2003	2002
	(In millions)					
Components of net periodic benefit cost:						
Service cost	$ 28	$ 29	$ 33	$ 2	$ 2	$ 6
Interest cost	96	97	93	15	14	16
Expected return on plan assets	(135)	(150)	(174)	(5)	(4)	(5)
Amortization of actuarial loss (gain)	17	(2)		6	4	
Amortization of prior service cost	(3)	(2)		(8)	(4)	
Charges for special termination benefit	5	17	62			
Curtailment gain			(10)	(16)		
Net periodic benefit cost (income)	$ 8	$ (11)	$ 4	$ (6)	$12	$17

As described in Note 20, Telcordia's workforce reductions resulted in special termination pension benefits of $5 million, $13 million and $62 million in 2004, 2003 and 2002, respectively, and a curtailment gain of $10 million in 2002 attributable to the employees that were part of the reduction in workforce. In addition, a workforce reduction in the United Kingdom resulted in special termination benefits of $4 million in 2003. These amounts are included in the determination of net periodic pension cost in the table above.

During 2004, in response to escalating medical, dental and prescription drug claim costs combined with lower revenues and profits, Telcordia redesigned the postretirement health and welfare benefits offered to current and future retirees who are also participants in Telcordia's traditional pension plan. The changes were effective January 1, 2004 and were communicated to all employees and retirees on September 26, 2003. The changes include increased participant cost sharing for medical benefits and prescription drug coverage, a future limit on Telcordia's contribution for annual enrollment for employees that retire after January 1, 2004, reduction of the retiree life insurance benefit, and elimination of dental coverage. Retirees will generally be permitted to buy additional life insurance coverage at group rates at their own expense. As a result of the plan changes, the Company remeasured the plans' obligations as of the communication date using updated assumptions, including the medical inflation trend rate and discount rate. The changes to the medical and life insurance benefits are plan amendments that reduced the remeasured accumulated postretirement benefit obligation from $295 million to $210 million, a decrease of $85 million, which will be amortized as a decrease of the net periodic benefit cost over the current estimated remaining service life of 6 years for the plan participants. Because the elimination of dental coverage is considered a plan curtailment for financial reporting purposes, the Company recognized a non-cash gain before income taxes of $16 million, which is included in the determination of net periodic benefit cost for the postretirement benefits other than pensions, and which was reflected in cost of revenues in our statement of income. This non-cash gain is the result of the elimination of the accumulated postretirement dental benefit obligation of $9 million and the recognition of previously unrecognized actuarial gain and unrecognized prior service costs of $7 million.

Actuarial Assumptions

The weighted-average assumptions used in determining the benefit obligations and the net periodic benefit cost of pension and other postretirement benefits were as follows:

	Pension benefits		Postretirement benefits other than pensions	
	2004	2003	2004	2003
Assumptions used to determine benefit obligations at the plans' measurement dates:				
Discount rate	6.00%	6.50%	6.00%	6.50%
Rate of compensation increase	4.75%	4.75%		4.75%
Health care cost trend rate assumed for next year (initial rate)			12.00%	9.50%
Rate to which the cost trend rate is assumed to decline (ultimate rate)			6.00%	5.25%
Year that the rate reaches the ultimate trend rate			2012	2009
Assumptions used to determine net periodic benefit cost for the year ended January 31:				
Discount rate	6.50%	7.25%	6.50%	7.25%
Expected return on plan assets	8.00%	8.00%	8.00%	8.00%
Rate of compensation increase	4.75%	4.75%	4.75%	4.75%

The long-term rate of return assumption represents the expected average earnings on funds invested or to be invested by the plans. This return is determined in consultation with investment advisors and is based on a variety of factors including long-term historical market returns for the various asset classes in the plans, investment advisors' views of expected future long-term returns for asset classes in the plans and review of peer data. A weighting of these asset class returns, based on the anticipated long-term allocation of the asset classes in the plans, is performed to determine an overall average expected long-term rate of return.

Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement health benefit programs. A one-percentage point change in the assumed health care cost trend rates would have the following effects:

	One-percentage point increase	One-percentage point decrease
	(In millions)	
Effect on total service and interest cost components	$ 1	$ (1)
Effect on postretirement benefit obligation	$14	$(12)

Plan Assets

As of the measurement date, pension and life insurance benefit plan assets were allocated as follows:

	Pension plans		Life insurance benefit plan	
	2004	2003	2004	2003
Domestic equity securities	43%	42%	64%	59%
Debt securities	31%	35%	36%	41%
International equity securities	19%	17%		
Real estate	7%	6%		
	100%	100%	100%	100%

The Company's overall investment strategy for all pension plan assets is to utilize a total return investment approach whereby a mix of equities, fixed income and real estate investments are used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through consideration of plan demographics, plan liabilities, plan funded status and overall corporate financial condition. The investment portfolio contains a diversified blend of both domestic and international equity securities, fixed income securities, real estate investments and derivatives. Derivatives may be used to mitigate market exposure in an efficient and timely manner; however, derivatives may not be used to leverage the portfolio beyond the market value of the underlying investments. The assets in the life insurance benefit plan are passively managed through an allocation to a debt index fund and an equity index fund. Target asset allocation as prescribed by the investment strategy is substantially similar to actual allocation at measurement date.

Cash Flows

During 2005, the Company expects to contribute approximately $5 million to the defined benefit pension plans and $10 million to the Telcordia other postretirement benefit plans. Estimated benefit payments for the next ten years, which reflect expected future service, as appropriate, are expected to be paid by the plans as follows:

Year Ending January 31	Pension benefits	Postretirement benefits other than pensions
	(In millions)	
2005	$ 96	$ 12
2006	100	13
2007	102	13
2008	105	14
2009	110	15
2010 to 2014	612	83
	$1,125	$150

Other

The Company also makes contributions to a defined benefit pension plan for employees working on one U.S. Government contract. As part of the contractual agreement, the customer reimburses the Company for contributions made to the plan. If the Company were to cease to be the contractor as a result of a recompetition process, this defined benefit pension plan would transfer to the new contractor. In addition, certain employees at AMSEC LLC, a consolidated joint venture, continue to participate in a defined benefit pension and a retiree medical and life insurance plan sponsored by the other joint venture participant. AMSEC LLC recorded expense of $1 million, $2 million and $1 million in 2004, 2003 and 2002, respectively, for payments made to the other joint venture partner for the cost of the benefits these plans provide.

Postretirement Health and Life Insurance Benefits

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("the Act") was signed into law. The Act expanded Medicare by introducing a prescription drug benefit as well as a federal subsidy to sponsors of retiree health care benefit plans. In January 2004, the FASB issued Staff Position No. FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," which permits the Company to make a one-time election to defer accounting for the effects of the Act until final authoritative guidance is issued. Because of various uncertainties related to this legislation, the FASB has not issued final authoritative guidance. Therefore, the Company has elected to defer recognition of the effects of the Act and depending on the transition provisions provided in the final guidance, the Company may be required to change previously reported information upon adoption of the new accounting standard. The accumulated postretirement benefit obligation and net periodic postretirement benefit costs disclosed in the tables above do not reflect the effects of the Act.

Subsequent Event

Subsequent to the year ended January 31, 2004, Telcordia adopted and communicated to all participants a plan to redesign pension benefits. Effective January 1, 2005, the Company will be freezing the four defined benefit pension plans such that there will be no future cost accruals under these plans for service rendered after the effective date. Benefits earned based on past service prior to the effective date remain unchanged. In consideration for future service, Telcordia will implement a defined contribution plan in the form of a profit sharing and stock bonus plan in which eligible employees can participate. The redesign of pension benefits triggers a curtailment of the benefit obligation and a remeasurement of the plans as of the date of adoption. Therefore, in the first quarter of 2005, the plans' projected benefit obligations will be reduced to reflect the elimination of assumed future compensation increases on benefits earned to date. With the remeasurement, all actuarial assumptions will be reviewed and updated as appropriate. The remeasurement could impact the pension expense recognized in 2005, but the Company is unable to determine the impact until all assumptions have been updated.

Note 12—Income Taxes:

The provision for income taxes includes the following:

	Year ended January 31		
	2004	2003	2002
	(In millions)		
Current:			
Federal	$ 89	$271	$213
State	22	34	36
Foreign	4	1	7
Deferred:			
Federal	41	(182)	(236)
State	3	(13)	(18)
Foreign			2
	$159	$111	$ 4

Deferred income taxes are provided for significant income and expense items recognized in different years for tax and financial reporting purposes. Deferred tax (liabilities) assets are comprised of the following:

	January 31	
	2004	2003
	(In millions)	
Employee benefit contributions	$(187)	$(167)
Unrealized net losses on marketable securities	2	(4)
Accrued liabilities	42	45
Accrued vacation pay	46	40
Deferred compensation	30	30
Vesting stock bonuses	21	22
Credit carryforwards	28	21
Investment in subsidiaries and affiliates	34	53
State taxes	9	6
Depreciation and amortization	(17)	(5)
Deferred revenue	(32)	(2)
Other	9	4
Net deferred tax (liabilities) assets	$ (15)	$ 43

A reconciliation of the provision for income taxes to the amount computed by applying the statutory federal income tax (35%) to income from continuing operations before income taxes follows:

	Year ended January 31		
	2004	2003	2002
	(In millions)		
Amount computed at statutory rate	$178	$125	$ 5
State income taxes, net of federal tax benefit	21	14	12
Contribution of appreciated property	(1)	(31)	(18)
Change in tax accruals	(21)	25	19
Research and experimentation tax credits	(18)	(21)	(15)
Non-deductible items	2	2	3
Foreign income taxed at lower rates	(1)	(2)	(3)
Amortization of goodwill			2
Non-taxable interest income	(1)	(1)	(1)
	$159	$111	$ 4
Effective income tax rate	31.3%	31.0%	28.5%

The Company has state tax credit carryforwards of approximately $43 million that will begin to expire as follows:

Year ending January 31	(In millions)
2008	$ 8
2009	13
2010	11
Thereafter	11
	$43

Income taxes paid in 2004, 2003 and 2002 amounted to $79 million, $173 million and $100 million, respectively.

Note 13—Notes Payable and Long-Term Debt:

Notes payable and long-term debt consists of the following:

	January 31	
	2004	2003
	(In millions)	
5.5% notes due 2033	$ 296	
6.25% notes due 2012	548	$548
7.125% notes due 2032	248	248
6.75% notes due 2008	95	94
3-year note due 2006	45	
Other notes payable	50	24
	1,282	914
Less current portion	50	17
	$1,232	$897

In conjunction with the acquisition of a business, in December 2003, the Company's 55% owned joint venture, AMSEC LLC, entered into a 3-year term note for $45 million ("3-year note") maturing December 1, 2006. The 3-year note is secured by certain assets of the joint venture. Principal is paid quarterly and interest is paid monthly. The interest rate is adjusted monthly based on 30-day LIBOR plus 85 basis points and was 1.95% at January 31, 2004.

In June 2003, the Company completed a private offering of $300 million of senior unsecured notes ("5.5% notes"). The 5.5% notes are due on July 1, 2033 with interest payable at 5.5% on a semi-annual basis beginning January 1, 2004. The note discounts, issuance costs and the loss on the treasury lock contracts (Note 8) are amortized to interest expense, which results in an effective interest rate of 5.8% for the 5.5% notes. In January 2004, the Company completed an exchange of substantially all the private notes for new notes registered with the SEC. These new registered notes are identical in all material respects to the terms of the notes issued in June 2003. The carrying values of the 5.5% notes exceeded the fair value by $17 million at January 31, 2004.

In June 2002, the Company issued $550 million of 6.25% senior unsecured notes ("6.25% notes") and $250 million of 7.125% senior unsecured notes ("7.125% notes"). The 6.25% notes and the 7.125% notes are due on July 1, 2012 and July 1, 2032, respectively, with interest payable semi-annually beginning January 1, 2003. The note discounts, issuance costs and the loss on the treasury lock contracts (Note 8) are amortized to interest expense, which results in an effective interest rate of 6.5% for the 6.25% notes and 7.43% for the 7.125% notes. The fair values of the 6.25% notes and 7.125% notes exceeded the carrying value by $57 million and $40 million, respectively, at January 31, 2004.

In January 1998, the Company issued $100 million of 6.75% notes with a nominal discount ("6.75% notes") which are due February 1, 2008 with interest payable semi-annually beginning August 1, 1998. The 6.75% notes have an effective interest rate of 8.3%, due principally to the amortization of a loss on a forward treasury lock agreement, the discount on issuance of the notes and underwriting fees associated with the offering. The fair value of the 6.75% notes exceeded the carrying value by $17 million at January 31, 2004. Subsequent to January 31, 2004, the Company entered into interest rate swaps as described in Note 8.

The Company is subject to certain restrictions on the notes described above, such as limitations on liens, sale and leaseback transactions and consolidation, merger and sale of assets. As of January 31, 2004, the Company was in compliance with the restrictions.

The Company has various other notes payable with interest rates from 2.5% to 6.0% that are due on various dates through 2016.

Maturities of notes payable and long-term debt are as follows:

Year ending January 31	(In millions)
2005	$ 50
2006	13
2007	26
2008	1
2009	95
2010 and after	1,097
	$1,282

Note 14—Earnings Per Share:

A summary of the elements included in the computation of basic and diluted EPS is as follows (in millions, except per share amounts):

	Year ended January 31								
	2004			2003			2002		
	Net income	Weighted average shares	Per share amount	Net income	Weighted average shares	Per share amount	Net income	Weighted average shares	Per share amount
Net income	$351			$246			$19		
Basic EPS		185	$1.90		196	$1.26		215	$.09
Effect of dilutive securities:									
Stock options		3			7			13	
Other stock awards		1							
Diluted EPS		189	$1.86		203	$1.21		228	$.08

Options to purchase 22 million shares of common stock at prices ranging from $28.90 to $33.06 per share were outstanding during 2003, but were not included in the computation of diluted EPS at January 31, 2003 because the effect of such options would be antidilutive. Such options expire at various dates through January 2008.

Note 15—Common Stock and Options:

The Company has options outstanding under various stock option plans. Options are granted with exercise prices not less than the fair market value at the date of grant and for terms not greater than ten years. Options granted under these plans generally become exercisable 20%, 20%, 20%, and 40% after one, two, three and four years, respectively.

A summary of changes in outstanding options under the plans during the three years ended January 31, 2004, is as follows:

	Shares of common stock under options (In millions)	Weighted average exercised price	Shares of common stock excercisable under options (In millions)
February 1, 2001	52	$15.05	18
Options granted	10	$30.99	
Options canceled	(3)	$21.70	
Options exercised	(13)	$ 7.93	
January 31, 2002	46	$20.13	17
Options granted	12	$32.20	
Options canceled	(2)	$26.67	
Options exercised	(12)	$10.46	
January 31, 2003	44	$25.54	15
Options granted	10	$29.14	
Options canceled	(3)	$28.60	
Options exercised	(9)	$15.26	
January 31, 2004	42	$28.50	15

As of January 31, 2004, 69 million shares of common stock were reserved for issuance upon exercise of options which are outstanding or which may be granted. Included in this amount are 1 million shares of common stock that the Company has made available for issuance, purchase or option grant to employees, prospective employees and consultants, generally contingent upon commencement of employment or the occurrence of certain events.

A summary of options outstanding as of January 31, 2004 is as follows:

Range of exercise prices	Options outstanding (In millions)	Weighted average exercise price	Weighted average remaining contractual life (In years)	Options exercisable (In millions)	Weighted average exercise price
$17.46 to $19.99	5	$18.22	0.2	5	$18.22
$25.92 to $30.87	9	$27.23	1.2	5	$27.26
$30.20 to $32.27	8	$30.99	2.1	3	$30.99
$28.31 to $33.06	10	$32.18	3.1	2	$32.19
$28.60 to $31.79	10	$29.15	4.1		$28.82
	42			15	

Note 16—Leases:

The Company occupies most of its facilities under operating leases. Most of the leases require the Company to pay maintenance and operating expenses such as taxes, insurance and utilities and also contain renewal options extending the leases from one to twenty years. Certain of the leases contain purchase options and provisions for periodic rate escalations to reflect cost-of-living increases. Certain equipment, primarily computer-related, is leased under short-term or cancelable operating leases. Rental expenses for facilities and equipment were $120 million, $132 million and $140 million in 2004, 2003 and 2002, respectively, which is net of sublease income of $5 million, $19 million and $19 million in 2004, 2003 and 2002, respectively.

In August 2003, the Company exercised its options to purchase the land and buildings previously financed under synthetic leases that were accounted for as operating leases. The total purchase price of $91 million was financed from the proceeds of the June 2003 debt issuance (Note 13).

In 2004, the Company was awarded a foreign customer contract that requires the Company to lease certain equipment under an operating lease from a subcontractor for ten years. The lease term commences as soon as the development and integration of the system under contract is completed and accepted by the customer in 2005. The terms of the customer contract and lease agreement provide that if the foreign customer defaults on its payments to the Company to cover the future lease payments, then the Company is not required to make the lease payments to the subcontractor. Accordingly, the maximum contingent lease liability of approximately $105 million at January 31, 2004 is not reflected in the future minimum lease commitments table below and such amount has not been recorded in the consolidated financial statements.

The Company leases equipment for use on U.S. Government contracts through an arrangement with an unrelated leasing company. Because federal contracts are subject to annual renewals, the Company has the right to terminate these leases with the leasing company should the U.S. Government terminate its contract with the Company for convenience, non-renewal or lack of funding. If the U.S. Government terminated its contract with the Company for default or non-performance, the Company would be liable for the remaining lease payments. The maximum contingent lease liability remaining under these arrangements is $2 million. This contingent liability has not been recorded in the consolidated financial statements.

Minimum lease commitments, primarily for facilities under all non-cancelable operating leases in effect at January 31, 2004 are as follows:

Year ending January 31	Operating lease commitment	Sublease income
	(In millions)	
2005	$ 92	$ (6)
2006	57	(4)
2007	33	(3)
2008	17	(3)
2009	12	(3)
2010 and after	13	(2)
	$224	$(21)

As of January 31, 2004, the Company has capital lease obligations of approximately $9 million that are payable over the next three years.

Note 17—Supplementary Income Statement and Cash Flow Information:

Charges to costs and expenses for depreciation of property, plant and equipment and assets acquired under capital leases were $70 million, $89 million and $97 million for 2004, 2003 and 2002, respectively.

Included in selling, general and administrative expenses are independent research and development costs of $82 million, $86 million and $118 million in 2004, 2003 and 2002, respectively.

Total interest paid in 2004, 2003 and 2002 amounted to $73 million, $34 million and $14 million, respectively.

Note 18—Gain on Sale of Business Units, Net:

In 2003, the Company recognized gains before income taxes of $5 million due to the settlement of contingent liabilities related to business units that were sold in prior years. In 2002, the Company recognized net gains before income taxes of $10 million from the sale of three business units and the settlement of contingent liabilities related to business units sold in 2001.

Note 19—Net Gain (Loss) on Marketable Securities and Other Investments, Including Impairment Losses:

Net gain (loss) on marketable securities and other investments, including impairment losses, consists of the following:

	Year ended January 31		
	2004	2003	2002
	(In millions)		
Impairment losses	$(19)	$(108)	$(467)
Net gain (loss) on sale of investments	25	22	(39)
Net (loss) gain on derivative instruments		(48)	29
Amdocs and Solect transaction			21
	$ 6	$(134)	$(456)

The Company recognized impairment losses on certain marketable and private equity securities due to declines in fair market value which were deemed to be other-than-temporary. Of the total impairment losses in 2004, 2003 and 2002, $19 million, $87 million and $30 million, respectively, were impairments related to the Company's private equity securities. In 2003 and 2002, total impairment charges also included impairments on the Company's publicly traded equity securities of $21 million and $437 million, respectively.

In 2004, the primary component of the net gain before income taxes from the sale of investments was a gain before income taxes of $17 million from the sale of the Company's investment in publicly-traded equity securities of Tellium, Inc. The remainder of the aggregate gain was related to sales of certain other investments. In 2003, the net gain before income taxes from the sale of investments includes a net gain before income taxes of $14 million related to the liquidation of all the Company's remaining shares and related equity collars in VeriSign and Amdocs. In 2003, the Company also recognized a net gain before income taxes of $8 million from the sale of certain other investments. The largest component of the net loss before income taxes for 2002 was the sale of VeriSign shares that resulted in a loss of $48 million, which was partially offset by a net gain before income taxes of $9 million from the sale of certain other investments.

In 2004, the net loss before income taxes on derivative instruments was related to warrants to purchase additional equity securities in certain investments in private and publicly-held companies. As described in Note 8, as of January 31, 2004 and 2003, the Company no longer held derivative instruments related to its portfolio of publicly-traded equity securities. However, during 2003 and 2002, the Company recognized a net loss before income taxes of $48 million and a net gain before income taxes of $29 million, respectively, primarily from changes in the fair value of its equity collars and warrants as described in Note 8.

In 2002, the Company recognized a gain before income taxes of $21 million related to its former investment in Solect Technology Group ("Solect") which was acquired by Amdocs in 2001.

Note 20—Realignment and Restructuring Costs:

In January 2004, the Company undertook an organizational realignment, primarily in the Regulated segment, to better align its operations with major customers and key markets and to create larger operating units. As a result, in 2004, the Company had involuntary workforce reductions of 260 employees and recorded related charges of $8 million in selling, general and administrative expenses (SG&A). The related accrued liabilities will be paid by July 2004. The one-time termination benefits consisted of severance benefits, extension of medical benefits and outplacement services aggregating $7 million and accelerated vesting stock compensation of $1 million.

As in 2003 and 2002, the Company's Telcordia subsidiary had involuntary workforce reductions in 2004. The workforce was reduced by 640 employees in 2004 compared to 686 in 2003 and 2,100 in 2002 to realign Telcordia's staffing levels with lower telecommunications revenues. In addition, Telcordia closed down a customer training facility and an office facility in 2004 due to continual underutilization in 2004. In conjunction with the workforce reduction in 2002, the Company also recognized a non-cash gain of $10 million for the curtailment of pension benefits, $8 million of which is reflected in cost of revenues with the remaining balance reflected in selling, general and administrative expenses. There was no such gain in 2004 and 2003. The components of the Telcordia restructuring charge are as follows:

	Year ended January 31		
	2004	2003	2002
	(In millions)		
Special termination pension benefits	$ 5	$13	$62
Severance, extension of medical and outplacement services	9	1	20
Facilities costs	10	1	3
	$24	$15	$85

The changes in the accrued liabilities related to the realignment and restructuring activities as of January 31, 2004 are as follows:

	January 31	
	2004	2003
	(In millions)	
Beginning of the year	$ 1	$ 7
Additions	27	2
Payments	(7)	(8)
End of the year	$21	$ 1

The Telcordia severance and related benefits will be paid within the next twelve months while the facilities shutdown accrual will be paid out over the lease terms through 2013. Until July 1, 2003, the special termination pension benefits were funded through Telcordia's pension assets and allocated to the participants' pension accounts as appropriate. These benefits are being paid from the pension trust as plan obligations and represents a non-cash charge to the Company. Commencing July 1, 2003, Telcordia discontinued using the pension assets to fund severance payments and started funding severance payments through cash flows from its operations. Telcordia has elected to resume funding potential severance payments as a special termination pension benefit from the pension plan as of April 1, 2004.

Note 21—Discontinued Operations:

In January 1997, the Company formed a foreign joint venture, INTESA, with Venezuela's national oil company, PDVSA, to provide information technology services in Latin America. Since the formation of INTESA, the Company has held a 60% majority ownership in the joint venture with the remaining 40% owned by PDVSA. INTESA derived substantially all its revenues from an outsourcing services agreement with PDVSA. The basic term of the services agreement expired on June 30, 2002, but INTESA's services continued pursuant to the disentanglement phase of the services agreement. The parties negotiated for a possible renewal of the services agreement or purchase by PDVSA of SAIC's interest in INTESA, but as of January 31, 2003, no agreement was reached. Due to the suspension of operations, general work force strike and the relationship with PDVSA, the operations of the joint venture were not expected to and have not resumed. In 2003, INTESA was classified as discontinued operations. INTESA's revenues of $215 million and $324 million for 2003 and 2002, respectively, were part of the Non-Regulated Other segment and had represented 32% and 41% of Non-Regulated Other segment revenues for the respective years. An estimated loss of $7 million from a write-down of the Company's investment in INTESA was included in "Gain from discontinued operations of INTESA joint venture, net of income tax" for 2003. The effect of INTESA's income before income taxes, net of the loss on investment, was $3 million and $12 million for the years ended 2003 and 2002, respectively, and is reflected in "Gain from discontinued operations of INTESA joint venture, net of income tax" in the consolidated statements of income, net of related taxes of $3 million and $5 million for the respective years. Net assets of INTESA's discontinued operations are not significant.

Note 22—Commitments and Contingencies:

The Company has various commitments as of January 31, 2004, which include outstanding letters of credit aggregating $186 million, principally related to guarantees on contracts with commercial and foreign customers, and outstanding surety bonds aggregating $83 million, principally related to performance and payment type bonds. Included in outstanding letters of credit is $113 million issued under the Company's five year revolving credit facility (Note 9).

Telcordia instituted arbitration proceedings against Telkom South Africa as a result of a contract dispute. Telcordia is seeking to recover damages of approximately $130 million, plus interest at a rate of 15.5%. Telkom South Africa counterclaimed, seeking substantial damages from Telcordia, including repayment of approximately $97 million previously paid to Telcordia under the contract and the excess costs of reprocuring a replacement system, estimated by Telkom South Africa to be $234 million. In a Partial Award dated as of September 27, 2002, the arbitrator dismissed the counterclaims of Telkom South Africa and found that Telkom South Africa repudiated the contract. Telcordia initiated proceedings in the U.S. District Court for the District of Columbia to confirm the Partial Award. On July 20, 2003, the District Court dismissed Telcordia's petition to confirm the Partial Award, on the grounds that the court lacks personal jurisdiction over Telkom South Africa. Telcordia has appealed this ruling and a hearing before the U.S. Court of Appeals was held on April 1, 2004. In another set of proceedings, Telkom South Africa requested that the South African High Court set aside the Partial

Award, dismiss the Arbitrator and the International Court of Arbitration, and submit the dispute to a new arbitration panel in South Africa. On November 27, 2003, the South African High Court granted the relief requested by Telkom South Africa and ordered Telcordia to pay Telkom South Africa's legal costs for the High Court action. Telcordia filed a notice of appeal with the South African Supreme Court of Appeal of the South African High Court's decision. A hearing on Telcordia's application is scheduled for April 28, 2004. Due to the complex nature of the legal, factual and political considerations involved and the uncertainty of litigation in general, the outcome of the arbitration and the related court actions are not presently determinable. The Company does not have any assets or liabilities recorded related to this contract and the related legal proceedings as of January 31, 2004 and 2003.

INTESA is involved in various legal proceedings. The Venezuelan Supreme Court has granted PDVSA's request for injunctive relief against INTESA on the basis of public interest of Venezuela, which obligates INTESA to transfer to PDVSA all the information technology and equipment that corresponds to PDVSA. PDVSA has taken certain actions, including denying INTESA access to certain of its facilities and assets, which the Company believes constitutes expropriation without compensation. On September 4, 2003, the Company filed a claim of approximately $10 million with the Overseas Protection Insurance Company, a U.S. governmental entity that provides insurance coverage against expropriation of U.S. business interests by foreign governments and instrumentalities ("OPIC"), on the basis that PDVSA and the Venezuelan government's conduct constituted the expropriation of our investment in INTESA without compensation. On February 24, 2004, OPIC made a finding that expropriation had occurred, but the value of the Company's claim has not been finalized. In addition, the Attorney General of Venezuela initiated a criminal investigation of INTESA alleging unspecified sabotage by INTESA employees. The SENIAT, the Venezuelan tax authority, has also filed a claim against INTESA for approximately $30 million for alleged non-payment of VAT taxes in 1998. In addition, SAIC Bermuda, in its capacity as shareholder, has been added at the request of PDVSA to a number of suits by INTESA employees claiming unpaid pension benefits. Our Venezuelan counsel advises that the Company does not have any legal obligation for these claims but given the unsettled and political nature of the Venezuelan environment, their outcome is uncertain. The Company has strongly recommended that INTESA file for bankruptcy as required under Venezuelan law, but PDVSA has refused to support such a filing. Many issues relating to INTESA, including the amount we will recover on our OPIC claim and the proposal for INTESA to file bankruptcy, remain unresolved. Under the 1997 outsourcing services agreement between INTESA and PDVSA, the Company guaranteed INTESA's obligations. Under the terms of the services agreement, the maximum liability for INTESA for all claims made by PDVSA for damages brought in respect of the service agreement in any calendar year is limited to $50 million. The Company's maximum obligation under the guarantee is $20 million based on PDVSA's 40% ownership percentage in INTESA. There currently is no liability recorded related to this guarantee. The Company does not have any assets or liabilities recorded related to this discontinued operation as of January 31, 2004 and 2003.

The Company has guaranteed debt of $13 million, representing 50% of certain credit facilities for its 50% owned joint venture, Data Systems and Solutions, LLC, which is accounted for under the equity method. In another one of the Company's investments in affiliates accounted for under the equity method, the Company is an investor in Danet Partnership GBR ("GBR"), a German partnership. GBR has an internal equity market similar to the Company's limited market. The Company is required to provide liquidity rights to the other GBR investors in certain circumstances. These rights allow only the withdrawing investors in the absence of a change in control and all GBR investors in the event of a change of control to put their GBR shares to the Company in exchange for the current fair value of those shares. The Company may pay the put price in shares of its common stock or cash. The Company does not currently record a liability for these rights because their exercise is contingent upon the occurrence of future events which the Company cannot determine with any certainty will occur. The maximum potential obligation, if the Company assumes all the current GBR employees are withdrawing from GBR, would be $10 million as of January 31, 2004. If the Company were to incur the maximum obligation and buy all the shares outstanding from the other investors, the Company would then own 100% of GBR.

The Company has a guarantee that relates only to claims brought by the sole customer of another of its joint ventures, Bechtel SAIC Company, LLC, for specific contractual nonperformance of the joint venture. The Company also has a cross-indemnity agreement with the joint venture partner, pursuant to which it will only be ultimately responsible for the portion of any losses incurred under the guarantee equal to its ownership interest of 30%. Due to the nature of the guarantee, as of January 31, 2004, the Company is not able to project the maximum potential amount of future payments it could be required to make under the guarantee but, based on current conditions, the likelihood of having to make any payment is remote. There currently is no liability recorded relating to this guarantee.

In the normal conduct of its business, the Company, including its Telcordia subsidiary, seeks to monetize its patent portfolio through licensing. The Company also has and will continue to defend its patent positions when it believes its patents have been infringed and is involved in such litigation from time to time. The Company is also involved in various investigations, claims and lawsuits arising in the normal conduct of its business, none of which, in the opinion of the Company's management, will have a material adverse effect on its consolidated financial position, results of operations, cash flows or ability to conduct business.

Note 23—Selected Quarterly Financial Data (Unaudited):

Selected unaudited financial data for each quarter of the last two years is as follows:

	First Quarter(1)	Second Quarter(1)	Third Quarter(1)	Fourth Quarter
	(In millions, except per share amounts)			
2004				
Revenues	$1,496	$1,666	$1,751	$1,807
Operating income	$ 119	$ 125	$ 170	$ 126
Net income	$ 69	$ 91	$ 115	$ 76
Basic earnings per share(2)	$ .37	$ .49	$ .63	$ .41
Diluted earnings per share(2)	$ .37	$ .48	$ .61	$ .40
2003				
Revenues	$1,353	$1,468	$1,540	$1,542
Operating income	$ 104	$ 123	$ 155	$ 117
Net income	$ 33	$ 41	$ 92	$ 80
Basic earnings per share(2)	$ .16	$ .20	$ .48	$ .43
Diluted earnings per share(2)	$ .15	$ .20	$ .46	$ .42

(1) Amounts for the first, second and third quarters of 2003 have been reclassified to conform to the presentation of INTESA as discontinued operations.

(2) Earnings per share are computed independently for each of the quarters presented and therefore may not sum to the total for the year.

SELECTED FINANCIAL DATA

The following data has been derived from the consolidated financial statements. This data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Year ended January 31				
	2004	2003(1)	2002(1)	2001(1)	2000(1)
	(Amounts in millions, except per share data)				
Revenues	$6,720	$5,903	$5,771	$ 5,605	$5,205
Cost of revenues	5,584	4,815	4,611	4,389	4,058
Selling, general and administrative expenses	589	581	735	824	793
Impairment of goodwill and intangible assets	7	13	3	8	51
Gain on sale of business units, net, and subsidiary common stock(2)		(5)	(10)	(121)	(729)
Operating income	540	499	432	505	1,032
Net gain (loss) on marketable securities and other investments, including impairment losses(3)	6	(134)	(456)	2,656	2
Interest income	49	37	50	108	53
Interest expense	(80)	(45)	(14)	(14)	(13)
Other income (expense), net	5	7	8	25	(2)
Minority interest in income of consolidated subsidiaries	(10)	(7)	(5)	(6)	(28)
Provision for income taxes	(159)	(111)	(4)	(1,219)	(436)
Income from continuing operations	351	246	11	2,055	608
Gain from discontinued operations, net of tax(1)			7	4	12
Cumulative effect of accounting change, net of tax			1		
Net income	$ 351	$ 246	$ 19	$ 2,059	$ 620
Earnings per share:					
Basic(4)	$ 1.90	$ 1.26	$ .09	$ 8.76	$ 2.61
Diluted(4)	$ 1.86	$ 1.21	$ .08	$ 8.11	$ 2.42
Common equivalent shares:					
Basic	185	196	215	235	238
Diluted	189	203	228	254	256

	January 31				
	2004	2003(1)	2002(1)	2001(1)	2000(1)
	(Amounts in millions)				
Total assets	$5,493	$4,804	$4,678	$5,871	$4,204
Working capital	$2,215	$1,952	$ 914	$1,136	$ 879
Long-term debt	$1,232	$ 897	$ 100	$ 101	$ 99
Other long-term liabilities	$ 271	$ 269	$ 241	$ 226	$ 322
Stockholders' equity	$2,190	$2,007	$2,524	$3,344	$1,830

(1) Operations of INTESA are classified as discontinued operations effective January 31, 2003 and all prior period income statement and balance sheet information presented has been conformed to this presentation.

(2) Includes gain on sale of subsidiary stock of $698 million in 2000. Through fiscal year 2000, Network Solutions, Inc. was a consolidated subsidiary. Beginning in fiscal 2001, Network Solutions, Inc. was no longer consolidated in our operating results.

(3) Includes impairment losses of $108 million, $467 million and $1.4 billion on marketable equity securities and other private investments in 2003, 2002 and 2001, respectively, and gains of $4.1 billion from sales or exchanges of marketable equity securities and other investments in 2001.

(4) The 2002 amount includes the cumulative effect of an accounting change for the adoption of newly released SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in "Quantitative and Qualitative Disclosures About Market Risk," which follows, should be read in conjunction with the consolidated financial statements and contains forward-looking statements, including statements regarding our intent, belief or current expectations with respect to, among other things, trends affecting our financial condition or results of operations and the impact of competition. Such statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Some of these factors include, but are not limited to: a decrease in or the failure to increase business with the U.S. Government particularly in the defense and homeland security areas, regional Bell operating companies ("RBOCs") and international and commercial customers; the risks associated with our international business; our ability to continue to identify, consummate and integrate additional acquisitions; our ability to competitively price our technical services and products; the risk of early termination of U.S. Government contracts; the risk of losses or reduced profits on firm fixed-price and target cost and fee with risk sharing contracts; a failure to obtain reimbursement for costs incurred prior to the execution of a contract or contract modification; audits of our costs, including allocated indirect costs, by the U.S. Government; a downturn in economic conditions; limited market trade activity; legislative proposals; litigation risks; and other uncertainties, all of which are difficult to predict and many of which are beyond our control. Given these uncertainties and risks, you are warned not to rely on such forward-looking statements. We are not undertaking any obligation to update these factors or to publicly announce the results of any changes to our forward-looking statements due to future events or developments. Additional information about potential factors that could affect our business and financial results is included in the section titled "Risk Factors" on page 10 of our 2004 Annual Report on Form 10-K.

Unless otherwise noted, references to the years are for fiscal years ended January 31, not calendar years.

Overview

We have three reportable segments: Regulated, Non-Regulated Telecommunications and Non-Regulated Other. Business units in our Regulated segment provide technical services and products primarily for departments and agencies of the U.S. Government through contractual arrangements as either a prime contractor or subcontractor to other contractors. Business units in the Non-Regulated Telecommunications segment, which consists of our Telcordia subsidiary, provide technical services and products primarily for customers in the telecommunications industry. Business units in the Non-Regulated Other segment provide technical services and products primarily to customers in commercial and international markets. For further discussion of our segments, refer to Note 2 of the notes to consolidated financial statements.

	2004	2003
	(In millions)	
Consolidated revenues	$6,720	$5,903
Consolidated segment operating income	$ 546	$ 507
Net income	$ 351	$ 246
Cash flows from operating activities	$ 508	$ 549
Cash used for acquisitions of business units	$ 194	$ 9
Cash used for repurchases of common stock	$ 406	$ 911
Cash and cash equivalents and short-term investments	$2,365	$2,188
Notes payable and long-term debt	$1,282	$ 914

Our consolidated revenues grew 14% in 2004, as growth of 24% from our U.S. Government customers more than offset declines in our commercial segments, primarily at our Telcordia telecommunications business. We expect our U.S. Government revenues to continue to increase, and also expect the decline in Telcordia's telecommunications revenues to stabilize in 2005.

Our consolidated segment operating income, as defined in "Management Discussion and Analysis—Segment Operating Income ("SOI")," grew 8%, and grew more slowly than revenue because our highest-margin segment, the Non-Regulated Telecommunications segment, represented a smaller fraction of consolidated revenues. We expect segment operating income growth from our government business to again offset a decline in the Non-Regulated Telecommunications segment operating income in 2005.

Our net income increased 43% in 2004 and grew more rapidly than segment operating income because of improvement in our investment results. Investment impairment losses were down substantially in 2004 and we do not expect investment impairments to be significant in 2005. An increase in net interest expense was caused by the negative spread between interest rates earned on our cash and short-term investments and the interest rate expense on our long-term debt. We hope to offset our net interest expense with greater cash flow from operations as our business continues to grow both organically and from acquisitions as we continue deploying more of our cash resources in connection with acquisitions in 2005 and future years.

At the end of 2004, cash and cash equivalents and short-term investments totaled $2.4 billion. In addition, we had $637 million available under our revolving credit facilities. Notes payable and long-term debt totaled $1.3 billion, with long-term debt maturities primarily between 2012 and 2033.

Cash flows from operating activities were down slightly in 2004, because of working capital investment required by our higher revenue growth and because of reduced advance payments from certain of Telcordia's customers. Working capital and accounts receivable management remain significant areas of focus. We expect cash flows from operating activities to increase in 2005.

We used $194 million of cash in 2004 in connection with business acquisitions. We intend to continue to make acquisitions as part of our overall growth strategy, and expect that the use of cash in connection with acquisitions will increase in the future.

Repurchases of our common stock decreased substantially in 2004, primarily as a result of a lower number of shares offered for sale in our quarterly stock trades. We have the right, but are not obligated to purchase shares in the limited market on any trade date.

We intend the following discussion and analysis of our financial condition and results of operations to provide information that will assist in understanding our consolidated financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting principles, policies and estimates affect our financial statements. In addition, the following discussion and analysis of financial condition and results of operations focuses on our continuing operations; it, therefore, excludes amounts related to INTESA which was reclassified as discontinued operations in 2003. For further background explanation on INTESA, refer to Note 21 of the notes to consolidated financial statements.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which are prepared in accordance with generally accepted accounting principles ("GAAP"). The preparation of these financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Management evaluates these estimates and assumptions on an on-going basis including those relating to allowances for doubtful accounts, inventories, fair value and impairment of investments, fair value and impairment of intangible assets and goodwill, income taxes, warranty obligations, restructuring charges, estimated profitability of long-term contracts, pensions and other postretirement benefits, contingencies and litigation. Our estimates and assumptions have been prepared on the basis of the most current available information. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates under different assumptions and conditions.

We have several critical accounting policies that are both important to the portrayal of our financial condition and results of operations and require management's most difficult, subjective and complex judgments. Typically, the circumstances that make these judgments complex and difficult have to do with making estimates about the effect of matters that are inherently uncertain. Our critical accounting policies are as follows:

- *Revenue Recognition*—As discussed under "Revenue Recognition" in Note 1 of the notes to consolidated financial statements, our revenues are primarily recognized using the percentage-of-completion method as discussed in Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." Under the percentage-of-completion method, revenues are recognized based on progress towards completion, with performance measured by the cost-to-cost method, efforts-expended method or units delivery method, all of which require estimating total costs at completion. Estimating costs at completion on these long-term contracts is complex and involves significant judgments about uncertain matters due to the long-term nature of the contract and the technical nature of our services. We have procedures and processes in place to monitor the actual progress of a project against estimates. Should the estimates indicate that we will experience a loss on the contract, we will be required to recognize the estimated loss at the time it is determined. Additional information may subsequently indicate that the loss is more or less than initially recognized which would require further adjustment in our financial statements. Any adjustment as a result of a change in estimate, whether it is a loss or an adjustment to revenue, is made on a prospective basis when events or estimates warrant an adjustment. Estimates are updated quarterly or more frequently if circumstances warrant it.

- *Pension and other postretirement benefit plans*—As discussed in Note 11 of the notes to consolidated financial statements, we provide retiree benefits under one qualified and three nonqualified defined benefit pension plans for employees of Telcordia and a defined benefit pension plan for certain employees in the United Kingdom that are accounted for under SFAS No. 87, "Employers' Accounting for Pensions." The Telcordia qualified pension plan is our most significant pension plan with the largest number of participants. We also provide retiree medical and life insurance benefits at Telcordia under two plans that are accounted for under SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The cost of providing these benefits is recognized over the period the employee is working and requires actuarial calculations in determining the amount of expense to recognize. The actuarial calculations involve significant assumptions about a number of factors including the expected cost of the benefits and the expected return on the plan assets, if any. Note 11 discloses the most important assumptions, which include the discount rate used to value the future obligation, the rate of future compensation increases, the expected return on plan assets and the health care cost trend rate. We select these assumptions based on current and long-term views of many factors and make our best effort to select the appropriate assumptions. Changes in these key assumptions can have a significant impact on the amount of our liability to retirees, the amount we are required to fund and the amount of cost recognized in the consolidated financial statements. If the performance of our defined benefit pension plan assets is below our expectations, we may have to contribute funds in excess of our current funding obligations.

At January 31, 2004, the accumulated benefit obligation of our foreign pension plan was still greater than the fair value of the pension assets, which means the pension plan remains underfunded. Therefore, we recorded a minimum pension liability of $13 million and an after-tax non-cash reduction to stockholders' equity and other comprehensive income of $14 million on our foreign pension plan. With respect to the Telcordia qualified pension plan, it currently is not in an underfunded position. At the end of 2003, we were concerned that the Telcordia qualified pension plan could have been in an underfunded position at the end of 2004 had the equity markets continued to decline and had changes been made to other key actuarial assumptions. At January 31, 2004, the fair value of the Telcordia qualified pension assets was greater than the accumulated benefit obligation by $162 million and, therefore, the pension plan was not in an underfunded position. In conjunction with management's 2004 update of the assumptions used in the actuarial valuations that are performed on the plan's measurement date, we lowered the discount rate, which is used to value the future pension obligation, to 6.0% and we maintained the rate of return on assets at 8.0%. A lower discount rate increases the present value of benefit obligations and increases pension expense. A .25% decrease in the discount rate would have increased pension expense in 2004 by approximately $5 million while a .25% increase in the discount rate would have decreased pension expense in 2004 by approximately $5 million. A .25% decrease in the expected return on the assets would have increased pension expense in 2004 by approximately $4 million while a .25% increase in the expected return on the assets would have decreased pension expense in 2004 by approximately $4 million. Another factor that impacts pension expense is unrecognized actuarial losses which may result in higher pension expense. At January 31, 2004, we had unrecognized actuarial losses on the four Telcordia pension plans of $476 million compared to $586 million at January 31, 2003. As a result of reducing the discount rate and increased amortization of unrecognized actuarial losses, absent other changes, Telcordia's pension expense for 2005 would increase by $31 million, which includes $25 million of additional amortization of unrecognized actuarial losses over the prior year.

Subsequent to the year ended January 31, 2004, Telcordia adopted and communicated to all participants a plan to redesign pension benefits. Effective January 1, 2005, we will be freezing the four defined benefit pension plans such that there will be no future cost accruals under these plans for service rendered after the effective date. Benefits earned based on past service prior to the effective date remain unchanged. In consideration for future service, Telcordia will implement a defined contribution plan in the form of a profit sharing and stock bonus plan in which eligible employees can participate. The redesign of pension benefits triggers a curtailment of the benefit obligation and a remeasurement of the plans as of the date of adoption. Therefore, in the first quarter of 2005, the plans' projected benefit obligations will be reduced to reflect the elimination of assumed future compensation increases on benefits earned to date. With the remeasurement, all actuarial assumptions will be reviewed and updated as appropriate. The remeasurement could impact the pension expense recognized in 2005, but we are unable to determine the impact until all assumptions have been updated.

- *Investments in marketable and private equity securities*—As discussed under "Investments In Marketable and Private Equity Securities" in Note 1 of the notes to consolidated financial statements, our marketable equity securities are carried on the balance sheet at fair value, with changes in fair value recorded through equity. When the market value of a security falls below its cost basis and the decline is deemed to be other-than-temporary, we record the difference between cost and market value as a realized loss. As of January 31, 2004, we held $4 million in marketable equity and debt securities subject to changes in fair value. Similarly, other private equity investments accounted for on the cost method or equity method must be marked down to estimated fair value if an other-than-temporary decline occurs. As of January 31, 2004, we held $101 million in private equity investments. In determining whether a decline is other-than-temporary, management considers a wide range of factors that may vary depending upon whether the investment is a publicly held equity security or a private investment. These factors include the period of time that the market value of the security or investment has been below its cost, recent financing rounds at a value that is below our carrying value, the operating performance of the entity, its liquidity and our investment intent. The private equity investments involve more judgment than the marketable equity securities because there is no readily available fair market value of a private equity security. Therefore, management, in addition to considering a wide range of other factors, must also use valuation methods to estimate the fair value of a private equity investment. Management judgments about these factors may impact the timing of when an other-than-temporary loss is recognized, and management's use of valuation methods to estimate fair value may also impact the amount of the impairment loss.

- *Goodwill Impairment*—As discussed in Note 1 and Note 7 of the notes to consolidated financial statements, we account for our goodwill, which represents 22% of our consolidated long-term assets and 6% of consolidated total assets at January 31, 2004, under Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 changed the accounting for goodwill from an amortization approach to an impairment-only approach. Goodwill is tested annually at the same time every year and when an event occurs or circumstances change such that it is reasonably possible that an impairment may exist. The goodwill impairment test is a two-step process which requires management to make judgments in determining what assumptions to use in the calculation. The first step of the process consists of estimating the fair value of each of the reporting units based on a discounted cash flow model using revenue and profit forecasts and comparing those estimated fair values with the carrying values, which includes the allocated goodwill. If the fair value is less than the carrying value, a second step is performed to compute the amount of the impairment by determining an implied fair value of goodwill. The implied fair value of goodwill is the residual fair value derived by deducting the fair value of a reporting unit's assets and liabilities from its estimated fair value calculated in step one. The impairment charge represents the excess of the carrying amount of the reporting unit's goodwill over the implied fair value of their goodwill. The revenue and profit forecasts used in step one are based on management's best estimate of future revenues and operating costs. Changes in these forecasts could cause a particular reporting unit to either pass or fail the first step in the impairment test, which could significantly change the amount of the impairment recorded from step two. In addition, the estimated future cash flows are adjusted to present value by applying a discount rate. Changes in the discount rate impact the impairment by affecting the calculation of the fair value of the reporting unit in step one.

- *Derivative instruments*—While our 2004 derivative instruments are not material compared to 2003 and 2002 when we held equity collars, we consider our accounting policy on derivative instruments to be critical because of the nature of derivative instruments and the difficulty of determining their fair value. As discussed in Note 8 of the notes to consolidated financial statements, we use derivative instruments for risk management purposes. GAAP requires all derivative instruments to be recorded on the balance sheet as either assets or liabilities measured at fair value. In some cases, quoted market prices are not available, so we are required to estimate the fair value of the instruments. Fair value estimates might be provided by the counterparty to the instrument or we may use cash flow or other models to determine a fair value. In all cases, estimates and assumptions as of a specific point in time, often about future financial prices and rates that are truly continuous in nature, are required to arrive at a fair value. The estimated fair value of the derivative instruments does not necessarily reflect the future settlement amount since the fair value is calculated at various points in time using estimates, assumptions and factors relevant to that particular point in time. Because of the factors used to estimate fair value, the ultimate gain or loss on the derivative could differ from the amount recorded in the prior financial statements.

Review of Continuing Operations

Revenues

The following table summarizes changes in consolidated and segment revenues on an absolute basis and segment revenues as a percentage of consolidated revenues for the last three years:

	Year ended January 31		
	2004	2003	2002
		(In millions)	
Consolidated revenues	$6,720	$5,903	$5,771
Increase over prior year	14%	2%	
Regulated segment revenues	$5,426	$4,382	$3,920
Increase over prior year	24%	12%	
As a percentage of consolidated revenues	81%	74%	68%
Non-Regulated Telecommunications segment revenues	$ 892	$1,084	$1,436
Decrease over prior year	(18)%	(25)%	
As a percentage of consolidated revenues	13%	18%	25%
Non-Regulated Other segment revenues	$ 419	$ 449	$ 461
Decrease over prior year	(7)%	(3)%	
As a percentage of consolidated revenues	6%	8%	8%

Consolidated revenues increased in 2004 and 2003 primarily due to growth in revenues from our U.S. Government customers in our Regulated segment. The growth in our Regulated segment in 2004 more than offset the declines in revenue from our commercial customers in the Non-Regulated Telecommunications and Non-Regulated Other segments. Revenues from our telecommunications commercial customers decreased in 2004 and 2003 as the telecommunications industry continued to experience weakness. Revenues from our non-telecommunications commercial customers decreased in 2004 and 2003 also due to challenging economic conditions facing our customers, largely in the energy industry.

The growth in our Regulated segment revenues in 2004 was the result of growth in our traditional business areas with departments and agencies of the U.S. Government and reflects increased contract awards from the U.S. Government. Our growth also reflects the increased budgets of our customers in the national security business area. Approximately 6% of the 2004 growth in revenues was a result of acquisitions made in 2004, while the remaining 18% represented internal growth. We derive a substantial portion of our revenues from the U.S. Government as either a prime contractor or subcontractor, and therefore, our revenues could be adversely impacted by a reduction in the overall level of U.S. Government spending and by changes in its spending priorities from year to year. We were concerned last year that the Iraq conflict could have adversely impacted our revenues in 2004 if U.S. Government funding shifted to direct war fighting efforts, as we could have experienced delays in new contract awards and funding of contracts not directly related to the conflict. The Iraq conflict did not have a significant adverse impact on our revenues in 2004. We did generate revenues from contracts related to homeland security and defense as well as Iraqi reconstruction efforts. In general, obtaining U.S. Government contracts remains a highly competitive process. We continue to increase revenues with the U.S. Government in the service type contracts which are competitively priced utilizing lower cost structures. This constant growth reflects the increasingly competitive business environment in our traditional business areas, as well as our increased success in the engineering and field services markets, which typically involve these lower cost service type contracts.

The decline in our Non-Regulated Telecommunications segment revenues in 2004 and 2003 was attributable to continued customer pricing pressure and lower sales demand, which adversely affected Telcordia's revenues, as our customers continue to experience telecommunications market challenges. Telcordia historically has derived a majority of its revenues from the RBOCs. As a result of the changes and continuing challenges in the marketplace, Telcordia's customers, particularly the RBOCs, continue to reduce their contract spending and place significant pressure on Telcordia to reduce prices and accept less favorable terms on existing and future contracts. During 2004, Telcordia signed contracts with four of the RBOCs to extend maintenance and enhancement support at a lower price for calendar year 2004. Competition for these services is increasing as certain software companies offer competing capabilities in certain areas and several of the RBOCs utilize their own information technology staffs. Telcordia is focused on opportunities for growth through the introduction of new products and diversification into new customers and markets. However, loss of business from the RBOCs or other commercial customers in the global telecommunications market could further reduce revenues and continue to adversely impact our business.

The decline in our Non-Regulated Other segment revenues in 2004 and 2003 was attributable to our commercial information technology outsourcing customers, largely in the energy industry, who are also continuing to experience a challenging economic environment that is causing them to reduce contract spending. This difficult economic environment started in 2003 and has continued into 2004. In 2004, these customers again reduced contract spending and placed pressure on us to reduce prices.

Revenues from our contracts in the three reportable segments are generated from the efforts of our technical staff as well as the pass-through of costs for material and subcontract efforts, which primarily occur on large, multi-year systems integration type contracts. At the end of 2004, we had approximately 42,700 full-time and part-time employees compared to 38,700 and 38,000 at the end of 2003 and 2002, respectively. Material and subcontract ("M&S") revenues were $2.0 billion in 2004, $1.5 billion in 2003 and $1.3 billion in 2002. M&S revenues as a percentage of consolidated revenues increased to 29% in 2004 from 26% in 2003.

Contract types—This discussion relates to the types of contracts we enter into and the financial risk associated with each type. The following table summarizes revenues by contract type for the last three years:

	Year ended January 31		
	2004	2003	2002
Cost-reimbursement	40%	40%	35%
Time-and-materials and fixed-price level-of-effort	34%	30%	30%
Firm fixed-price	24%	26%	31%
Target cost and fee with risk sharing	2%	4%	4%
Total	100%	100%	100%

Cost-reimbursement contracts provide for the reimbursement of direct costs and allowable indirect costs, plus a fee or profit component. Time-and-materials ("T&M") contracts typically provide for the payment of negotiated fixed hourly rates for labor hours incurred plus reimbursement of other allowable direct costs at actual cost plus allocable indirect costs. Fixed-price level-of-effort contracts are similar to T&M contracts since ultimately revenues are based upon the labor hours provided to the customer. Firm fixed-price ("FFP") contracts require us to provide stipulated products, systems or services for a fixed price. We assume greater performance risk on FFP contracts and our failure to accurately estimate ultimate costs or to control costs during performance of the work could result, and in some instances has resulted, in reduced profits or losses for particular contracts. Target cost and fee with risk sharing contracts provide for the customer to reimburse our costs plus a specified or target fee or profit, if our actual costs equal a negotiated target cost. If actual costs fall below the target cost, we receive a portion of the cost underrun as additional fee or profit. If actual costs exceed the target cost, our target fee and cost reimbursement are reduced by a portion of the overrun. Our commercial information technology outsourcing business frequently contracts on this basis.

Volume—The growth of our business is directly related to the receipt of contract awards and contract performance. We performed on 835 contracts with annual revenues greater than $1 million in 2004 compared to 910 and 961 such contracts in 2003 and 2002, respectively. These larger contracts represented 77% of our revenues in 2004, 79% in 2003 and 73% in 2002. Of these contracts, 88 contracts had individual revenues greater than $10 million in 2004 compared to 81 such contracts in 2003 and 78 in 2002. The remainder of our revenues is derived from a large number of individual contracts with revenues of less than $1 million. Although we have committed substantial resources and personnel needed to pursue and perform larger contracts, we believe we also maintain a suitable environment for the performance of smaller, highly technical research and development contracts. These smaller programs often provide the foundation for our success on larger procurements.

Cost of Revenues

The following table summarizes cost of revenues as a percentage of revenues:

	Year ended January 31		
	2004	2003	2002
Consolidated cost of revenues as a percentage of consolidated revenues	83.1%	81.6%	79.9%
Segment cost of revenues:			
Regulated as a percentage of its revenues	87.1%	87.3%	87.8%
Non-Regulated Telecommunications as a percentage of its revenues	54.8%	57.3%	57.4%
Non-Regulated Other as a percentage of its revenues	75.3%	76.0%	75.6%

Consolidated cost of revenues as a percentage of consolidated revenues is impacted by our mix of commercial and government business. The increase in consolidated cost of revenues as a percentage of consolidated revenues for 2004 and 2003 is primarily attributable to the changes in relative revenues among our three business segments. Our revenues from our commercial customers have more of their associated costs in selling, general and administrative ("SG&A") as opposed to cost of revenues. Therefore, the lower mix of revenues from our Non-Regulated Telecommunications and Non-Regulated Other segments in 2004 and 2003 primarily caused the overall cost of revenues to increase as a percentage of revenues.

Cost of revenues as a percentage of revenues for the Regulated segment declined in 2004 and 2003 primarily due to an increase in the overall negotiated contract margins and a decrease in FFP contract losses over the prior year.

The decrease in Non-Regulated Telecommunications segment cost of revenues in 2004 reflects the net impact of several different factors. One factor which caused segment cost of revenues to decrease in 2004 was Telcordia's redesign of its postretirement health and welfare benefits. The changes, as further described in Note 11 of the notes to consolidated financial statements, included the elimination of postretirement dental coverage. For financial reporting purposes, we recognized a non-cash gain before income taxes of $16 million, which is the result of the elimination of the accumulated postretirement dental benefit obligation of $9 million and the recognition of previously unrecognized dental actuarial gain and unrecognized dental prior service costs of $7 million. Another factor which decreased segment cost of revenues in 2004 was a reduction in warranty costs of $30 million that was primarily a result of improved warranty cost control. While these factors caused cost of revenues to decrease as a percentage of revenues, there are other factors that caused the cost of revenues as a percentage of revenues to increase in 2004. These primary factors were: Telcordia experiencing lower revenues; continued customer pricing pressure; higher pension and health and welfare costs for active and retired employees; a $5 million impairment charge related to leasehold improvements and equipment at an underutilized customer training facility; and a $10 million charge for shutting down a customer training facility and an office facility because of continued underutilization in 2004.

Non-Regulated Other segment cost of revenues as a percentage of its revenues did not change significantly.

SG&A

SG&A expenses are comprised of general and administrative, bid and proposal ("B&P") and independent research and development ("IR&D") expenses. The following table summarizes SG&A as a percentage of revenues:

	Year ended January 31		
	2004	2003	2002
Consolidated SG&A as a percentage of consolidated revenues	8.8%	9.8%	12.7%
Segment SG&A:			
Regulated as a percentage of its revenues	4.7%	5.2%	5.7%
Non-Regulated Telecommunications as a percentage of its revenues	29.8%	26.2%	30.1%
Non-Regulated Other as a percentage of its revenues	18.1%	16.3%	14.5%

SG&A as a percentage of revenues in the Regulated segment decreased in 2004 and 2003 primarily because we have been able to largely maintain our existing administrative infrastructure to support the revenue growth. Included in SG&A for 2004 are organizational realignment costs, which are further discussed below in "Realignment and Restructuring Charges." The levels of B&P and IR&D activities and costs have not significantly fluctuated and have remained relatively consistent with the revenue growth.

SG&A in the Non-Regulated Telecommunications segment increased as a percentage of revenues in 2004 primarily due to the decline in revenues. Absolute SG&A costs have remained relatively constant in 2004 compared to 2003. The decrease in 2003 was a result of the involuntary workforce reductions, restructuring and cost control efforts that began at Telcordia in 2002 in response to the downturn in the telecommunications industry.

SG&A in the Non-Regulated Other segment increased as a percentage of revenues in 2004 primarily due to the overall decline in revenues while increasing marketing efforts in the face of the challenging economic environment that is affecting our current commercial customers.

Realignment and Restructuring Charges

Included in cost of revenues and SG&A are costs related to realignment and restructuring activities. In January 2004, we undertook an organizational realignment to better align our operations with our major customers and key markets, and to create larger operating units. As a result, in 2004, we had involuntary workforce reductions of 260 employees and recorded total realignment charges of $8 million in SG&A, primarily in the Regulated segment. The related accrued liabilities will be paid by July 2004. The one-time termination benefits consisted of severance benefits, extension of medical benefits and outplacement services of $7 million and accelerated vesting stock compensation of $1 million.

As in 2003 and 2002, our Telcordia subsidiary had involuntary workforce reductions in 2004. The workforce was reduced by 640 employees in 2004 compared to 686 in 2003 and 2,100 in 2002 to realign Telcordia's staffing levels with lower telecommunications revenues. In addition, Telcordia closed down a customer training facility and an office facility in 2004 due to continual underutilization in 2004. In conjunction with the workforce reduction in 2002, we also recognized a non-cash gain of $10 million for the curtailment of pension benefits, $8 million of which was reflected in cost of revenues with the remaining balance reflected in SG&A. There was no such gain in 2004 and 2003. The components of the Telcordia restructuring charge for the last three years are as follows:

	Year ended January 31		
	2004	2003	2002
	(In millions)		
Special termination pension benefits	$ 5	$13	$62
Severance, extension of medical and outplacement services	9	1	20
Facilities shutdown	10	1	3
	$24	$15	$85

The changes in the accrued liabilities related to the realignment and reorganization activities as of January 31, 2004 are as follows:

	January 31	
	2004	2003
	(In millions)	
Beginning of the year	$ 1	$ 7
Additions	27	2
Payments	(7)	(8)
End of the year	$21	$ 1

The Telcordia severance and related benefits will be paid within the next twelve months while the facilities shutdown accrual will be paid out over the lease terms through 2013. Until July 1, 2003, the special termination pension benefits were funded through Telcordia's pension assets and allocated to the participants' pension accounts as appropriate. These benefits are being paid from the pension trust as plan obligations. Commencing July 1, 2003, Telcordia discontinued using the pension assets to fund severance payments and started funding severance payments through cash flows from its operations. Telcordia has elected to resume funding potential severance payments as a special termination pension benefit from the pension plan as of April 1, 2004.

Segment Operating Income ("SOI")

SOI, which is presented in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," is considered a non-GAAP financial measure. We use SOI as our internal measure of operating performance. It is calculated as operating income before income taxes less losses on impaired intangible and goodwill assets, less non-recurring gains or losses on sales of business units, subsidiary stock and similar items, plus equity in the income or loss of unconsolidated affiliates, plus minority interest in income or loss of consolidated subsidiaries. We use SOI as our internal performance measure because we believe it provides a more comprehensive view of our ongoing business operations and, therefore, is more useful in understanding our operating results. Unlike operating income, SOI includes only our ownership interest in income or loss from our majority-owned subsidiaries and our partially-owned unconsolidated affiliates. In addition, SOI excludes the effects of transactions that are not part of on-going operations such as gains or losses from the sale of business units or other operating assets as well as investment activities of our subsidiary, SAIC

Venture Capital Corporation ("VCC"). In accordance with SFAS No. 131, for 2004, 2003 and 2002, the reconciliation of consolidated SOI of $546 million, $507 million and $431 million, respectively, to consolidated operating income of $540 million, $499 million and $432 million, respectively, is shown in Note 2 of the notes to consolidated financial statements. The following table summarizes changes in SOI on an absolute basis and as a percentage of segment revenues:

	Year ended January 31		
	2004	2003	2002
	($ in millions)		
Consolidated SOI	$546	$507	$431
Increase over prior year	8%	18%	
As a percentage of consolidated revenues	8.1%	8.6%	7.5%
Regulated SOI	$457	$329	$259
Increase over prior year	39%	27%	
As a percentage of its revenues	8.4%	7.5%	6.6%
Non-Regulated Telecommunications SOI	$163	$200	$189
(Decrease) increase over prior year	(19)%	6%	
As a percentage of its revenues	18.3%	18.5%	13.2%
Non-Regulated Other SOI	$ 30	$ 35	$ 50
Decrease over prior year	(14)%	(30)%	
As a percentage of its revenues	7.2%	7.8%	10.8%

The 2004 and 2003 increase in Regulated SOI, on an absolute basis and as a percentage of its revenues, reflects higher revenues, increased overall negotiated contract margins, lower FFP contract losses and lower SG&A expenses.

The 2004 decrease in Non-Regulated Telecommunications SOI, on an absolute basis and as a percentage of its revenues, is the net result of the following key factors previously discussed above in "Cost of revenues" and "SG&A:"

Reducing SOI:

- Lower revenues
- Price reductions due to increased pressure from customers
- Increase of $28 million in pension and health and welfare costs over 2003
- Impairment of leasehold improvements of $5 million and facilities shutdown cost totaling $10 million related to an underutilized customer training facility and an office facility that was closed as of January 31, 2004

Increasing SOI:

- Non-cash gain of $16 million from the elimination of the accumulated postretirement dental benefit obligation and the recognition of previously unrecognized actuarial gain and unrecognized prior service costs related to the postretirement dental plan
- Reduced warranty costs of $30 million
- Other cost reduction initiatives

The 2003 increase in Non-Regulated Telecommunications SOI, on an absolute basis and as a percentage of its revenues, was due to lower restructuring charges than the prior year and the improved operating performance as a result of cost reduction actions taken in the second half of the prior year and throughout 2003 to realign the cost structure with the decline in revenues.

The decrease in our Non-Regulated Other SOI, on an absolute basis and as percentage of revenues, was primarily attributable to a decline in revenues without a proportional decrease in cost of revenues and SG&A expenses.

As discussed in more detail in Note 2 of the notes to consolidated financial statements, our total reportable segment operating income includes a corporate line item that represents corporate expenses and certain revenue and expense items that are not allocated to the operating Business Units and that are excluded from the evaluation of the Business Units' operating performance. Corporate segment operating expenses were $104 million, $57 million and $67 million in 2004, 2003 and 2002, respectively. The majority of the increase in 2004 was due to a higher internal interest charge primarily related to our Non-Regulated Telecommunications segment, which earned a corresponding higher interest credit due to improved management of their capital resources, and due to higher unallocated accrued incentive compensation costs as a result of improved segment operating income in our Regulated segment. The decrease in 2003 was due to a decrease in certain revenue and expense items that were recorded in the corporate segment and excluded from the Business Units' operating performance, offset by higher internal interest charge primarily related to our Non-Regulated Telecommunications segment, which earned a corresponding higher interest credit.

Other Income Statement Items

Goodwill Impairment

Goodwill is evaluated for impairment on an annual basis or between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit, which includes the goodwill, below its carrying value. During 2004, as a result of the loss of certain significant contracts and proposals related to a reporting unit, we determined that goodwill assigned to that reporting unit had become impaired. Accordingly, we recorded goodwill impairment charges of $7 million in 2004 compared to $13 million in 2003 and $3 million in 2002. The impairment charges represent the excess of the carrying amount of the reporting units' goodwill over the implied fair value of their goodwill. The implied fair value of goodwill is the residual fair value derived by deducting the fair value of a reporting unit's assets and liabilities from its estimated fair value based on a discounted cash flow model using revenue and profit forecasts. We did not record any impairment charges on intangible assets in 2004 and 2003 because there were no circumstances or events that occurred which would have indicated a possible impairment.

Interest Income and Interest Expense

During 2004, average interest rates and our average cash balances were relatively consistent with 2003, however, interest income increased in 2004 primarily as a result of interest received from a favorable audit settlement with the Internal Revenue Service for a refund of research tax credits. The decrease in interest income in 2003 was primarily attributable to lower average interest rates as our average cash balance in 2003 was higher than during 2002.

Interest expense increased in 2004 as a result of recognizing a full year of interest on the $800 million debt that was issued in June 2002 and interest on the $300 million debt issuance in June 2003. Interest expense also reflects interest on our other outstanding public debt securities that were issued in 1998, a building mortgage, deferred compensation arrangements and other notes payable.

Net Gain (Loss) on Marketable Securities and Other Investments, Including Impairment Losses

Gains or losses related to transactions from our investments that are accounted for as marketable equity or debt securities, as cost method investments or as equity method investments are recorded as "Net gain (loss) on marketable securities and other investments, including impairment losses" and are part of non-operating income or expense. Impairment losses on marketable equity securities and private equity investments resulting from declines in fair values that are deemed to be other-than-temporary are also recorded in this financial statement line item. Due to the non-routine nature of the transactions that are recorded in this financial statement line item, significant fluctuations from year to year are not unusual. In 2004, we recognized a net gain from these transactions compared to net losses in 2003 and 2002.

The net gain on marketable securities and other investments, including impairment losses, in 2004 compared to a net loss in 2003 is primarily due to lower impairment losses on our marketable and private equity securities from declines in fair value that are deemed to be other-than-temporary in nature, and from lower losses on derivative instruments. We recorded impairment losses totaling $19 million in 2004 compared to $108 million in 2003 and $467 million in 2002. Of the total impairment losses in 2004, 2003 and 2002, $19 million, $87 million and $30 million, respectively, were impairments related to our private equity securities. In 2003 and 2002, total impairment losses also included impairments on our publicly traded equity securities of $21 million and $437 million, respectively. Taking into account these impairments in 2004, as of January 31, 2004, we hold $4 million of publicly-traded equity and debt securities and $101 million of private equity securities.

During 2004, we recognized a net gain before income taxes of $25 million from the sale of certain investments, primarily from the sale of our investment in publicly-traded equity securities of Tellium, Inc., which resulted in a gain before income taxes of $17 million. In 2003, we recognized a net gain before income taxes of $22 million from the sale of certain investments. The largest component of the net gain in 2003 was the liquidation of all our remaining shares of VeriSign, Inc. ("VeriSign") and Amdocs Limited ("Amdocs") and related equity collars that resulted in a gain before income taxes of $14 million. In 2002, we recognized a net loss before income taxes of $39 million on the sale of certain marketable securities and other investments. The largest component of the net loss for 2002 was the sale of VeriSign shares that resulted in a loss before income taxes of $48 million, which was partially offset by a net gain before income taxes of $9 million from the sale of certain other investments.

As more fully discussed in Note 8 of the notes to consolidated financial statements, we are currently exposed to interest rate risks, foreign currency risks and equity price risks which are inherent in the financial instruments arising from transactions entered into in the normal course of business. We will from time to time use derivative instruments to manage this risk. As a result of the liquidation in 2003 of all of our remaining VeriSign and Amdocs shares and the equity collars that hedged those shares, the remaining derivative instruments we currently hold have not had a material impact on our consolidated financial position or results of operations. As discussed in Note 19 of the notes to consolidated financial statements, in 2004, net loss from all our derivative instruments was not material compared to a net loss before income taxes of $48 million in 2003 and a net gain before income taxes of $29 million in 2002 when we held equity collars.

Provision For Income Taxes

The provision for income taxes as a percentage of income before income taxes was 31.3% in 2004, 31.0% in 2003 and 28.5% in 2002. The tax rate in 2004 reflects lower charitable contributions of appreciated property than in 2003, a favorable federal audit settlement for 1997 to 2000 and a favorable federal audit settlement for 1988 to 1993 involving a claim for refund of research tax credits. The tax rate in 2003 was the result of charitable contributions of appreciated property and the favorable resolution of certain tax positions with state and federal tax authorities, as well as a lower effective state tax rate. The tax rate for 2005 could be impacted by proposed federal legislation that could eliminate or limit charitable contributions. Additionally, the federal tax credit for research activities is scheduled to expire on June 30, 2004 and may not be extended or could be reinstated after June 30, 2004 without retroactivity.

Liquidity and Capital Resources

Cash and Cash Flows

Cash and cash equivalents and short-term investments in marketable securities totaled $2.4 billion at January 31, 2004 and $2.2 billion at January 31, 2003. Our primary sources of liquidity during 2004 were funds provided by operations, existing cash and cash equivalents and funds from the issuance of debt as further described below. We also have two revolving credit facilities ("credit facilities") totaling $750 million with a group of financial institutions that provide for (i) a five-year revolving credit facility of up to $500 million, which allows borrowings until July 2007 and (ii) a 364-day revolving credit facility of up to $250 million, which expires on July 28, 2004. Borrowings under the credit facilities are unsecured and bear interest at a rate determined, at our option, based on either LIBOR plus a margin or a defined base rate. We pay a facility fee on the total commitment amount and a fee if utilization exceeds 50% of the total commitment amount. During 2004 and 2003, we did not borrow under either of our credit facilities, however, the amount available for borrowings on our five-year revolving credit facility was reduced because during 2004, we entered into a foreign customer contract with bonding requirements, some of which have been met through the issuance of standby letters of credit under our five-year revolving credit facility in the approximate dollar equivalent of $113 million. We expect to utilize the five-year revolving credit facility for such purposes up to an approximate dollar equivalent of $150 million through August 2004, and any such utilization would further reduce the amount available for borrowing. As of January 31, 2004, the entire $250 million under our 364-day revolving credit facility was available and $387 million of the five-year revolving credit facility was available. Our credit facilities contain customary affirmative and negative covenants. The financial covenants contained in the credit facilities require us to maintain a trailing four quarter interest coverage ratio of not less than 3.5 to 1.0 and a ratio of consolidated funded debt to a trailing four quarter earnings before interest, taxes, depreciation and amortization ("EBITDA") of not more than 2.75 to 1.0. These covenants also restrict certain of our activities, including, among other things, our ability to create liens, dispose of assets, merge or consolidate with other entities and create guaranty obligations. The credit facilities also contain customary events of default, including, among others, defaults based on certain bankruptcy and insolvency events; nonpayment; cross-defaults to other debt; breach of specified covenants; change of control and material inaccuracy of representations and warranties. As of January 31, 2004, we were in compliance with all financial covenants under the credit facilities.

In June 2003, we modified our prior plan for financing the $91 million purchase of land and buildings in McLean, Virginia, which we leased under two operating leases. Rather than use the five-year variable rate mortgage financing previously planned, on June 19, 2003, we issued fixed rate debt by completing a private offering of $300 million of senior unsecured notes ("5.5% notes"). The 5.5% notes are due on July 1, 2033 and pay interest at 5.5% on a semi-annual basis beginning January 1, 2004. In anticipation of this debt issuance, we entered into interest rate lock agreements on May 29, 2003 to lock in the effective borrowing rate on portions of the anticipated debt financing. Due to declines in interest rates from the dates of entering into the treasury lock contracts to the date of the debt issuance, we were required to pay $5 million to settle the treasury lock contracts upon the debt issuance. This loss of $5 million before income taxes is being amortized to interest expense over the term of the related debt.

The net proceeds from the private debt offering were $293 million, which was net of underwriters' commissions and reflected an interest discount on the notes. In August 2003, we used $91 million of the proceeds to acquire the land and buildings. The remainder of the proceeds will be used for general corporate purposes, including future acquisitions, expansion of our outsourcing business, stock repurchases and capital expenditures. In January 2004, we completed an exchange of substantially all the private notes for new notes registered with the SEC. These new registered notes are identical in all material respects to the terms of the notes issued on June 19, 2003.

During 2004, we entered into swap agreements to manage our overall interest rate risk and cash flow related to our outstanding debt. In conjunction with our modified financing plan discussed above, on May 29, 2003, we also entered into additional interest rate swap agreements ("2003 swap agreements") to offset the effects of the swap agreements entered into in January 2002 ("2002 swap agreements"), as described in Note 8 of the notes to consolidated financial statements. As of May 29, 2003, the 2002 swap agreements were no longer designated in a cash flow hedging relationship and, therefore, all future changes in fair value are being recorded directly into income through August 2008. The cumulative loss of $14 million before income taxes on the 2002 swap agreements through May 29, 2003 is being amortized as additional interest expense over the five-year period from August 2003 through August 2008.

Cash flows generated from operating activities were $508 million in 2004 compared to $549 million in 2003 and $574 million in 2002. Net cash provided by operating activities in 2004 consisted primarily of net income of $351 million increased for non-cash charges to income of $222 million and other activities of $26 million, offset by $91 million used in working capital. The increased investment in working capital in 2004 was a result of higher revenue growth and a reduction of $91 million in contract prepayments by certain of Telcordia's customers. We continue to place emphasis and management focus on contract billing and collection processes.

We used cash of $477 million for investing activities in 2004, primarily to purchase the land and buildings in McLean, Virginia that had been leased and to acquire businesses, which is part of our overall growth strategy. In 2004, we also reduced the level of investments in private companies held by our subsidiary, VCC. In 2003, we generated net cash of $200 million from investing activities. This net cash was generated primarily from the liquidation of all our remaining shares in VeriSign and Amdocs and the related equity collars that resulted in $631 million of proceeds, from decreasing our capital expenditures, primarily at Telcordia, and from reducing our level of investments in private companies by VCC. In 2002, we generated net cash of $281 million from investing activities primarily from the sale of investments.

Our net cash used for financing activities was $26 million, $104 million and $1 billion in 2004, 2003 and 2002, respectively. In 2004 and 2003, our primary sources of cash were the net proceeds from the debt offerings in June 2003 and June 2002, respectively. Our primary use of cash for financing activities continues to be for the repurchase of our common stock, as described below:

	Year ended January 31		
	2004	2003	2002
	(In millions)		
Repurchases of common stock:			
Quarterly stock trades	$220	$482	$ 443
401(k) and retirement and profit sharing plans	74	188	338
Upon employee terminations	56	143	189
Other stock transactions	56	98	107
Total	$406	$911	$1,077

In 2004, stock repurchases declined in all areas, most notably in the quarterly stock trades. Although we have no obligation to make such repurchases in the quarterly stock trades, we have repurchased the excess of the shares offered for sale above the number of shares sought to be purchased by authorized buyers in the 2004, 2003 and 2002 quarterly stock trades. The number of shares we may purchase in the limited market on any given trade date is subject to legal and contractual restrictions. In 2002, we provided our plan participants with a limited window in which to exchange out of the non-exchangeable SAIC stock funds, resulting in increased repurchases from the plans. Repurchases of our shares reduce the amount of retained earnings in the stockholders' equity section of our consolidated balance sheet. If we continue to experience net share repurchases in quarterly trades and other repurchase activities, as described above, in excess of our cumulative earnings, our retained earnings will be reduced and could result in an accumulated deficit within our stockholders' equity.

There is no public market for our Class A common stock. As more fully described in "Market for Registrant's Common Equity and Related Stockholder Matters—The Limited Market," a limited market is maintained by our wholly-owned broker-dealer subsidiary, Bull, Inc., which permits existing stockholders to offer for sale shares of Class A common stock on predetermined days which we call a "trade date." Generally, there are four trade dates each year, however, a scheduled trade date could be postponed or cancelled. All sales in the limited market are made at the prevailing price of the Class A common stock determined by the board of directors or its stock policy committee pursuant to the valuation process described in "Market for Registrant's Common Equity and Related Stockholder Matters—Price Determination of Class A Common Stock and Class B Common Stock." If the number of shares offered for sale by stockholders exceeds the number of shares sought to be purchased by authorized buyers in any trade, our stockholders who requested to sell stock may not be able to sell all such stock in that trade. Although we are currently authorized, we are not obligated to purchase shares of stock in the limited market on any trade date. There is no assurance that we will continue to purchase such excess shares in the future. Accordingly, if we elect not to participate in a trade or otherwise limit our participation in a trade, our stockholders may be unable to sell all the shares they desire to sell.

Contractual and Long-term Obligations

The following table summarizes our contractual and other long-term obligations. For contractual obligations, we included payments that we have a binding legal obligation to make. We did not include deferred income tax liabilities of $49 million or other long-term liabilities of $248 million, which primarily relate to pension and postretirement benefit obligations and deferred compensation arrangements, because it is not entirely certain when those amounts will become due as they are dependent in part on certain events and circumstances.

		Payments Due by Fiscal Year			
	Total	2005	2006-2007	2008-2009	2010 and After
			(In millions)		
Contractual obligations:					
Long-term debt(1)	$2,606	$123	$186	$249	$2,048
Lease obligations	233	95	96	29	13
Unconditional purchase obligations(2)	9	3	5	1	
Other long-term obligations(3)	26	6	12	8	
Total contractual obligations	$2,874	$227	$299	$287	$2,061

(1) Includes interest payments on our outstanding debt of $77 million in 2005, $152 million in 2006-2007, $148 million in 2008-2009 and $944 million in 2010 and after.

(2) Includes obligations to transfer funds under legally enforceable agreements for fixed or minimum amounts or quantities of goods or services at fixed or minimum prices. Excludes purchase orders for products or services to be delivered under government contracts under which we have full recourse under normal contract termination clauses.

(3) Includes estimated payments to settle the 2002 and 2003 swap agreements and contractually required payments to the foreign defined benefit pension plan.

Cash Flow Expectations for 2005

Managing our cash flow continues to be a key area of focus. We expect our cash flows from operating activities to increase in 2005 and plan to continue our investing activities. We expect to make $74 million of capital expenditures, including $10 million for real estate transactions. We are also planning to increase our level of business acquisitions. We expect to spend cash resources for repurchases of shares in 2005 as we did in 2004. While we cannot predict how much we will spend for such repurchases, it is possible that in 2005 we will spend as much or more than we spent for repurchases in 2004. Based on our existing cash, cash equivalents, short-term investments in marketable securities, borrowing capacity and planned cash flows from operations, we expect to have sufficient funds in 2005 for our operations, capital expenditures, stock repurchases, business acquisitions and equity investments, and to meet our contractual obligations noted in the table above, including interest payments on our outstanding debt. We also believe the risk is low that we would not be able to meet our contractual obligations during 2005.

Commitments and Contingencies

As discussed in Note 22 of the notes to consolidated financial statements, our Telcordia subsidiary initiated arbitration proceedings against Telkom South Africa as a result of a contract dispute. At January 31, 2004, we continue to pursue our dispute through the courts. Due to the complex nature of the legal and factual issues involved and the uncertainty of litigation in general, the outcome of the arbitration and the related court actions are not presently determinable. We do not have any assets or liabilities recorded related to this contract and related legal proceedings as of January 31, 2004 and 2003.

As discussed in Note 22 of the notes to consolidated financial statements, INTESA, a foreign joint venture we formed in 1997 with Venezuela's national oil company, PDVSA, to provide information technology services in Latin America, is involved in various legal proceedings. On September 4, 2003, we filed a claim of approximately $10 million with the Overseas Protection Insurance Company, a U.S. Governmental entity that provides insurance coverage against expropriation of U.S. business interests by foreign governments and instrumentalities ("OPIC"), on the basis that PDVSA and the Venezuelan government's conduct constituted the expropriation of our investment in INTESA without compensation. On February 24, 2004, OPIC made a finding that expropriation had occurred, but the value of our claim has not been finalized. Many issues relating to INTESA, including the amount we will recover on our OPIC claim and the proposal for INTESA to file bankruptcy, remain unresolved. Under the 1997 outsourcing services agreement between INTESA and PDVSA, we guaranteed INTESA's obligations. Under the terms of the services agreement, the maximum liability for INTESA for all claims made by PDVSA for damages brought in respect of the service agreement in any calendar year is limited to $50 million. Our maximum obligation under the guarantee is $20 million based on PDVSA's 40% ownership percentage in INTESA. There currently is no liability recorded related to this guarantee. We do not have any assets or liabilities recorded related to this discontinued operation as of January 31, 2004 and 2003.

In 2004, we were awarded a foreign customer contract that requires us to lease certain equipment under an operating lease from a subcontractor for ten years. The lease term commences as soon as the development and integration of the system under contract is completed and accepted by the customer in 2005. The terms of the customer contract and lease agreement provide that if the foreign customer defaults on its payments to us to cover the future lease payments, then we are not required to make the lease payments to the subcontractor. Accordingly, the maximum contingent lease liability of approximately $105 million at January 31, 2004 is not included in the contractual obligations table above and such amount has not been recorded in the consolidated financial statements.

We have guaranteed debt of $13 million, representing 50% of certain credit facilities for our 50% owned joint venture, Data Systems and Solutions, LLC, which we account for using the equity method. Another of our investments, Danet Partnership GBR ("GBR"), a German partnership, has an internal equity market similar to our limited market where we provide liquidity rights to the other GBR investors in certain circumstances. These rights allow only the withdrawing investors in the absence of a change in control and all GBR investors in the event of a change of control to put their GBR shares to us in exchange for the current fair value of those shares. We may pay the put price in shares of SAIC common stock or cash. We do not currently record a liability for these rights because their exercise is contingent upon the occurrence of future events which we cannot determine with any certainty will occur. The maximum potential obligation, if we assume all the current GBR employees withdraw from GBR, would be $10 million as of January 31, 2004. If we were to incur the maximum obligation and purchase all the shares outstanding from the other investors, we would then own 100% of GBR.

We have another guarantee that relates only to claims brought by the sole customer of another of our joint ventures, Bechtel SAIC Company, LLC, for specific contractual nonperformance of the joint venture. We also have a cross-indemnity agreement with the joint venture partner, pursuant to which we will only be ultimately responsible for the portion of any losses incurred under the guarantee equal to our 30% ownership interest. Due to the nature of the guarantee, as of January 31, 2004, we are not able to project the maximum potential amount of future payments we could be required to make under the guarantee but, based on current conditions, we believe the likelihood of having to make any payment is remote. There currently is no liability recorded relating to this guarantee.

In the normal conduct of our business, we, including our Telcordia subsidiary, seek to monetize our patent portfolio through licensing. We also have and will continue to defend our patent position when we believe our patents have been infringed and, we are involved in such litigation from time to time. We are also involved in various investigations, claims and lawsuits arising in the normal conduct of our business, none of which, in our opinion, will have a material adverse effect on our consolidated financial position, results of operations, cash flows or our ability to conduct business.

Accounting Changes

As discussed further in Note 7 of the notes to consolidated financial statements, effective February 1, 2002, we implemented SFAS No. 142, "Goodwill and Other Intangible Assets," which changed the accounting for goodwill from an amortization approach to an impairment-only approach. Upon adoption, we did not have a transitional goodwill impairment charge and, therefore, we did not have a cumulative effect of an accounting change.

Effective at the beginning of 2002, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS No. 133 establishes accounting and reporting standards requiring that derivative instruments, including derivative instruments embedded in other contracts, be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 also requires that changes in the fair value of derivative instruments be recognized currently in results of operations unless specific hedge accounting criteria are met. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income, which is a component of stockholders' equity, and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item attributable to the hedged risk are recognized in earnings and only the ineffective portion of changes in fair value ultimately impacts earnings. The adoption of SFAS No. 133 on February 1, 2001, resulted in a cumulative effect of an accounting change, net of tax, which increased net income by $1 million.

Recently Issued Accounting Pronouncements

In December 2003, the Financial Accounting Standards Board ("FASB") issued a revision to FASB Interpretation No. 46 ("FIN 46R") "Consolidation of Variable Interest Entities," which was originally issued in January 2003. FIN 46R defines variable interest entities and establishes standards for determining under what circumstances variable interest entities should be consolidated by their primary beneficiary. The provisions of FIN 46R are effective immediately for all arrangements entered into after December 31, 2003. We have not entered into any arrangements we believe are variable interest entities since December 31, 2003. For those arrangements that existed prior to December 31, 2003, we are required to adopt the provisions of FIN 46R effective February 1, 2005. We are in the process of determining whether any of our unconsolidated joint ventures meet the definition of a variable interest entity and posses the characteristics for consolidation. Therefore, we have not yet determined the effect, if any, the adoption of FIN 46R will have on our consolidated financial position or results of operations.

In December 2003, the FASB revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which is effective for our year ended January 31, 2004. This revised statement requires certain quarterly disclosures and additional annual disclosures about the plan assets, the benefits expected to be paid and the contributions expected to be made in future years. We have adopted SFAS No. 132 and provided the disclosures required in Note 11 of the notes to consolidated financial statements. Since SFAS No. 132 was related to disclosures only, adoption of the revised SFAS No. 132 did not have an effect on our consolidated financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," which was effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective for our quarter beginning August 1, 2003. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and requires an issuer to classify a financial instrument as a liability or an asset under certain circumstances as defined in SFAS No. 150. The adoption of SFAS No. 150 did not have a material impact on our consolidated financial position or results of operations.

Effects of Inflation

Our cost-reimbursement type contracts are generally completed within one year. As a result, we have generally been able to anticipate increases in costs when pricing our contracts. Bids for longer-term FFP and T&M type contracts typically include sufficient labor and other cost escalations in amounts expected to cover cost increases over the period of performance. Consequently, because costs and revenues include an inflationary increase commensurate with the general economy, net income as a percentage of revenues has not been significantly impacted by inflation. As we expand our business into international markets, movements in foreign currency exchange rates may impact our results of operations. Currency exchange rate fluctuations may also affect our competitive position in international markets as a result of their impact on our profitability and the pricing offered to our non-U.S. customers.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to certain market risks which are inherent in our financial instruments arising from transactions entered into in the normal course of business. Our current market risk exposures are primarily in the interest rate and foreign currency areas. The following information about our market sensitive financial instruments contains forward-looking statements.

Interest Rate Risk—Our exposure to market risk for changes in interest rates relates primarily to our cash equivalents, investments in marketable securities and long-term debt obligations.

We have established investment policies to protect the safety, liquidity and after-tax yield of invested funds. These policies establish guidelines on acceptable instruments in which to invest and maximum maturity dates. They also require diversification in the investment portfolios by establishing maximum amounts that may be invested in designated instruments. We do not authorize the use of derivative financial instruments in our managed short-term investment portfolios. Our policy requires that all investments mature in four years or less. Strategic investments may have characteristics that differ from those described above. Our derivative policies authorize the limited use of derivative agreements to hedge interest rate risks.

At January 31, 2004, our holdings of cash equivalents and managed portfolio investments were about $165 million higher than January 31, 2003. On an overall basis, interest rates remained constant during 2004. If rates decrease, the fair values of existing marketable securities bearing fixed interest rates would increase, while the cash flow from interest earned on existing variable rate instruments would decrease.

As described in Note 13 of the notes to consolidated financial statements, in June 2003, we issued $300 million of 5.50% 30-year fixed rate debt which increased our interest rate exposure associated with long-term debt obligations. In anticipation of this debt issuance, we entered into treasury lock agreements to lock in the effective borrowing rate on portions of the anticipated debt issuance. Due to declines in interest rates from the dates of entering into the treasury lock contracts to the date of the debt issuance, we were required to pay $5 million to settle the treasury lock contracts in 2004.

The table below provides information about our financial instruments that are sensitive to changes in interest rates. For debt obligations and short-term investments, the table presents principal cash flows in U.S. dollars and related weighted average interest rates by expected maturity dates. As described in Note 8 of the notes to consolidated financial statements, the 2003 swap agreements we entered into in May 2003 are expected to substantially offset interest rate exposures related to the 2002 swap agreements previously entered into in January 2002. As a result, on a combined basis, these swaps are no longer exposed to changing interest rates and we have excluded the swap agreements from the table below:

	2005	2006	2007	2008	2009	Thereafter	Total	Estimated Fair Value January 31, 2004
					(In millions)			
Assets								
Cash equivalents	$1,058						$1,058	$1,058
Average interest rate(1)	1.05%							
Investment in marketable securities								
Fixed rate	$ 273	$ 302	$ 154	$ 28			$ 757	$ 757
Average interest rate	1.96%	2.18%	2.42%	2.97%				
Variable rate	$ 387	$ 49	$ 72				$ 508	$ 508
Average interest rate	1.33%	1.24%	1.30%					
Liabilities								
Short-term and long-term debt								
Variable interest rate(2)	$ 47	$ 10	$ 24			$ 4	$ 85	$ 85
Average interest rate	2.68%	1.99%	1.97%			3.24%		
Fixed rate					$ 101	$1,100	$1,201	$1,285
Average interest rate					6.75%	6.24%		

(1) Includes $21 million denominated in British pounds

(2) The 2005 amount includes $18 million denominated in Euros, $11 million denominated in Canadian dollars and $5 million denominated in British pounds

Foreign Currency Risk—Although the majority of our transactions are denominated in U.S. dollars, some transactions are based in various foreign currencies. Our objective in managing our exposure to foreign currency exchange rate fluctuations is to mitigate adverse fluctuations in earnings and cash flows associated with foreign currency exchange rate fluctuations. Our policy allows us to actively manage cash flows, anticipated transactions and firm commitments through the use of natural hedges and forward foreign exchange contracts. As of January 31, 2004, we had 42 open forward foreign exchange contracts, none of which are significant in size. The currencies hedged as of January 31, 2004 are the British pound, the Canadian dollar, the Euro, the Swedish krona and the United States dollar. We do not use foreign currency derivative instruments for trading purposes.

We assess the risk of loss in fair values from the impact of hypothetical changes in foreign currency exchange rates on market sensitive instruments by performing sensitivity analysis. The fair values for foreign exchange forward contracts are estimated using spot rates in effect on January 31, 2004. The differences that result from comparing hypothetical foreign exchange rates and actual spot rates as of January 31, 2004 are the hypothetical gains and losses associated with foreign currency risk. As of January 31, 2004, holding all other variables constant, a 10% weakening of the U.S. dollar against each hedged currency would decrease the fair values of the forward foreign exchange contracts by approximately $1 million.

Equity Price Risk—We are exposed to equity price risks on our strategic investments in publicly-traded equity securities, which are primarily in the high technology market. At January 31, 2004, the quoted fair value of our publicly-traded equity securities was $2 million and the associated risk of loss was not significant.

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CORPORATE INFORMATION

Business

Executive Officers

Market for the Company's Stock and Related Stockholder Matters

BUSINESS

The Company

We provide diversified professional and technical services involving the application of scientific, engineering and management expertise to solve complex technical problems for government and commercial customers in the United States and abroad. These services frequently involve computer and systems technology.

Our technical services consist of basic and applied research services; design and development of computer software; systems integration; systems engineering; technical operational and management support services; environmental engineering; design and integration of network systems; technical engineering, analysis and consulting support services; and development of systems, policies, concepts and programs. Our high-technology products, which we design and develop, include customized and standard hardware and software, such as automatic equipment identification technology, sensors, nondestructive imaging and security instruments.

Through one of our subsidiaries, Telcordia Technologies, Inc., which we call "Telcordia," we are a provider of software, engineering and consulting services, advanced research and development, technical training and other services to the telecommunications industry.

The major customers of our services are in the market segments of federal business, telecommunications and commercial. Effective February 1, 2004, we realigned our organizational structure to help improve our competitiveness by better aligning our business units with our major customers and key markets.

Our business units are divided into three segments: Regulated, Non-Regulated Telecommunications and Non-Regulated Other, depending on the nature of the customers, the contractual requirements and the regulatory environment governing our services.

Our business units in the Regulated segment provide the following technical services: research and intelligence; system and network solutions; transformation, test, training and logistics; enterprise and infrastructure solutions; and naval engineering and technical services. We provide our technical services and products through contractual arrangements as either a prime contractor or a subcontractor to other contractors, primarily for departments and agencies of the U.S. Government, including the Department of Agriculture, Department of Commerce, Department of Defense, Department of Energy, Department of Health and Human Services, Department of Homeland Security, Department of Justice, Department of Transportation, Department of Treasury, Department of Veterans Affairs, Environmental Protection Agency and National Aeronautics and Space Administration. Operations in the Regulated segment are subject to specific regulatory accounting and contracting guidelines such as Cost Accounting Standards and Federal Acquisition Regulations. The percentage of our revenues attributable to the Regulated segment for fiscal years 2004, 2003 and 2002 was 81%, 74% and 68%, respectively.

Our business units in the Non-Regulated Telecommunications and the Non-Regulated Other segments provide technical services and products primarily to customers in commercial markets. Generally, operations in the Non-Regulated Telecommunications and the Non-Regulated Other segments are not subject to specific regulatory accounting or contracting guidelines.

Our business units in the Non-Regulated Telecommunications segment provide technical services and products primarily for customers in the telecommunications business area. For fiscal years 2004, 2003 and 2002, our Telcordia subsidiary made up the Non-Regulated Telecommunications segment. The percentage of our revenues attributable to the Non-Regulated Telecommunications segment for fiscal years 2004, 2003 and 2002 was 13%, 18% and 25%, respectively.

Our business units in the Non-Regulated Other segment provide technical services and products primarily for customers in commercial and international markets. The percentage of our revenues attributable to the Non-Regulated Other segment for fiscal years 2004, 2003 and 2002 was 6%, 8% and 8%, respectively. For certain other financial information regarding our reportable segments and geographic areas, see Note 2 of the notes to consolidated financial statements.

Regulated Segment

We provide a wide array of technical services to our government customers.

- *Homeland Security.* We provide a broad range of technical, information and security systems, products and services to the Department of Homeland Security as well as related federal, state and local law enforcement and emergency response agencies.
- *Research and Intelligence.* We provide systems engineering and program consulting support; operational analysis; software and systems development and integration; space, earth and atmospheric sciences and safety, reliability and quality assurance support to the Intelligence agencies, the Department of Defense and NASA. Additionally, we provide research and technology development and analysis for defense research programs.
- *System and Network Solutions.* We provide telecommunications network architecture design, implementation and operation; system and software development, integration, installation and operation for Department of Defense, Department of Justice and other federal agencies. Additionally, we provide information technology and information security services for federal agency customers.
- *Transformation, Test, Training & Logistics.* We provide policy and concept development; engineering life cycle support; system and subsystem modeling and simulation; and test, training and logistics support to major federal acquisition programs.
- *Enterprise & Infrastructure Solutions.* We provide enterprise architecture development and engineering; information technology systems, services and support; and infrastructure engineering and life cycle support to several federal civil agencies. Additionally, we provide analysis, systems and services supporting environmental, energy, and life science applications for federal agency customers.
- *Naval Engineering & Technical Services.* We provide naval engineering design, systems and subsystems modification, installation, maintenance, training and life cycle support to shipboard and shore based naval programs and support systems.

Non-Regulated Telecommunications

In the telecommunications area, we provide new software and enhancement of existing software for network management and operation, and network design and implementation services.

Non-Regulated Other

Our technical services and products are sold to commercial customers in both the United States and abroad. We provide a broad range of consulting services and information technology and outsourcing systems and services to commercial and international customers. Included are business and industry consulting, network systems design, development, management and operations as well as enterprise systems and applications software development, integration, operation and maintenance.

Other

In addition to our operating groups, we make equity investments in publicly traded and private emerging technology companies. We hold and manage substantially all of these investments in our wholly-owned subsidiaries, SAIC Venture Capital Corporation and Telcordia Venture Capital Corporation.

We own 55% of AMSEC LLC, a joint venture that provides maintenance engineering and technical support services to the U.S. Navy and marine industry customers. We also hold 60% of the common stock of a joint venture, Informática, Negocios y Tecnología, S.A., which we call "INTESA." As of January 31, 2003, the operations of our INTESA joint venture have been classified as discontinued operations and are no longer reflected in operating income. For further discussion of our participation in INTESA, see "Management Discussion & Analysis—Commitments and Contingencies;" "Legal Proceedings—INTESA" in our 2004 Annual Report on Form 10-K; and Note 22 of the notes to the consolidated financial statements.

We were originally incorporated as a California corporation in 1969 and re-incorporated as a Delaware corporation in 1984. Our principal office and corporate headquarters are located in San Diego, California at 10260 Campus Point Drive, San Diego, California 92121 and our telephone number is (858) 826-6000. All references to "we," "us," or "our" include, unless the context indicates otherwise, our predecessor.

Resources

The technical services and products that we provide utilize a wide variety of resources. We can obtain a substantial portion of the computers and other equipment, materials and subcontracted work that we require from more than one supplier. However, with respect to certain products and programs, we depend on a particular source or vendor. While a temporary or permanent disruption in the supply of these materials or services could cause inconvenience or delay or impact the profitability of any affected program or product, we believe it would not have a material adverse effect on our financial condition or results of operations.

The availability of skilled employees who have the necessary education and/or experience in specialized scientific and technological disciplines remains critical to our future growth and profitability. Because of our growth and the competition for experienced personnel, it has become more difficult to meet all of our needs for these employees in a timely manner. However, these difficulties have not had a significant impact on us to date. We intend to continue to devote significant resources to recruit and retain qualified employees. We also maintain a variety of benefit programs for our employees, including retirement and bonus plans, group life, health, accident and disability insurance as well as the opportunity to participate in employee ownership. See "Business—Employees and Consultants" and "Market for Registrant's Common Equity and Related Stockholder Matters—The Limited Market."

Marketing

Our marketing activities in the Regulated, Non-Regulated Telecommunications and Non-Regulated Other segments are focused on key vertical markets and are primarily conducted by our own professional staff of engineers, scientists, analysts and other personnel. Our marketing approach for our technical services begins with the development of information concerning the requirements of our government, commercial and other potential customers for the types of technical services that we provide. This information is gathered in the course of contract performance, reviewing requests for competitive bids, formal briefings, participation in professional organizations and published literature. This information is then evaluated and exchanged among our internal marketing groups (organized along functional, geographic and other lines) in order to devise and implement, subject to management review and approval, the best means of taking advantage of available business opportunities, including the preparation of proposals responsive to the stated and perceived needs of customers. Our products may be marketed with the assistance of independent sales representatives.

Competition

Our business is highly competitive, particularly in the business areas of telecommunications and information technology outsourcing in both the Non-Regulated Telecommunications and the Non-Regulated Other segments. We have a large number of competitors, some of which have been established longer and have substantially greater financial resources and larger technical staffs. We also compete with smaller, more specialized entities that are able to concentrate their resources on particular areas. In the Regulated segment, we also compete with the U.S. Government's own in-house capabilities and federal non-profit contract research centers.

We compete on the basis of technical expertise, management and marketing abilities and price. Our continued success is dependent upon our ability to hire and retain highly qualified scientists, engineers, technicians, management and professional personnel who will provide superior service and performance on a cost-effective basis.

Significant Customers

During fiscal years 2004, 2003 and 2002, approximately 91%, 92% and 88%, respectively, of the revenues in the Regulated segment were attributable to prime contracts directly with a number of departments and agencies of the U.S. Government or to subcontracts with other contractors engaged in work for the U.S. Government. Revenues from the U.S. Army represented 12% and 11% of consolidated revenues in 2004 and 2003, respectively. Revenues from the U.S. Navy represented 11% and 10% of consolidated revenues in 2004 and 2003, respectively. No other customer or single contract accounted for 10% or more of consolidated revenues in fiscal years 2004, 2003 and 2002.

Telcordia historically has derived a majority of its revenues from the regional Bell operating companies, which we call "RBOCs." The percentage of the revenues in the Non-Regulated Telecommunications segment from the RBOCs was 65% in fiscal year 2004, 2003 and 2002. No single RBOC accounted for 10% or more of consolidated revenues in fiscal years 2004, 2003 and 2002.

Government Contracts

The U.S. Government is our primary customer in the Regulated segment. Many of the U.S. Government programs in which we participate as a contractor or subcontractor may extend for several years; however, such programs are normally funded on an annual basis. All U.S. Government contracts and subcontracts may be modified, curtailed or terminated at the convenience of the government if program requirements or budgetary constraints change. If a contract is terminated for convenience, we are generally reimbursed for our allowable costs through the date of termination and are paid a proportionate amount of the stipulated profit or fee attributable to the work actually performed. Although contract and program modifications, curtailments or terminations have not had a material adverse effect on us in the past, no assurance can be given that such modifications, curtailments or terminations will not have a material adverse effect on our financial condition or results of operations in the future.

In addition, the U.S. Government may terminate a contract for default. Although the U.S. Government has never terminated any of our contracts for default, such a termination could have a significant impact on our business. If a contract is terminated for default, we may be unable to recover amounts billed or billable under the contract and may be liable for other costs and damages.

Contract costs for services or products supplied to the U.S. Government, including allocated indirect costs, are subject to audit and adjustments as a result of negotiations between U.S. Government representatives and us. Substantially all of our indirect contract costs have been agreed upon through fiscal year 2002 and are not subject to further adjustment. Contract revenues for fiscal years 2003 and 2004 have been recorded in amounts which are expected to be realized upon final settlement with the U.S. Government. However, audits and adjustments for fiscal years 2003 and 2004 may result in decreased revenues or profits for those years.

Contract Type

Our business with the U.S. Government and other customers is generally performed under cost-reimbursement, target cost and fee with risk sharing, time-and-materials, fixed-price level-of-effort or firm fixed-price contracts. Under cost-reimbursement contracts, the customers reimburse us for our direct costs and allocable indirect costs, plus a fixed fee or incentive fee. Under target cost and fee with risk sharing contracts, the customers reimburse our costs plus a specified or target fee or profit, if our actual costs equal a negotiated target cost. If actual costs fall below the target cost, we receive a portion of the cost underrun as additional fee or profit. If actual costs exceed the target cost, our target fee and cost reimbursement are reduced by a portion of the overrun. Under time-and-materials contracts, we are paid for labor hours at negotiated, fixed hourly rates and reimbursed for other allowable direct costs at actual costs plus allocable indirect costs. Under fixed-price level-of-effort contracts, the customer pays us for the actual labor hours provided to the customer at negotiated hourly rates up to a fixed ceiling. Under firm fixed-price contracts, we are required to provide stipulated products or services for a fixed price. Because we assume the risk of performing a firm fixed-price contract at a set price, the failure to accurately estimate ultimate costs or to control costs during contract performance could result, and in some instances has resulted, in reduced profits or losses for particular contracts.

In recent years, the U.S. Government has increasingly used a contracting process called Indefinite Delivery, Indefinite Quantity contracts, known as IDIQ contracts, to obtain contractual commitments from contractors to provide certain products or services at established general terms and conditions. We may compete with multiple contractors for a single IDIQ contract award or in some cases, a single procurement may result in IDIQ contract awards to multiple contractors. At the time of the award of the IDIQ contract, the U.S. Government generally commits to purchase only a minimum amount of products or services from the contractor to whom the IDIQ contract was awarded. After award of the IDIQ contract, the U.S. Government may issue task orders for specific services or products it needs. The contractor provides such products or services in accordance with the pre-established terms and conditions. IDIQ contracts frequently have multi-year terms and unfunded ceiling amounts which enable, but do not commit, the U.S. Government to purchase substantial amounts of products and services from the contractor. The U.S. Government's use of IDIQ contracts makes it more difficult for a contractor to estimate the actual value of products or services to be ultimately awarded under a given contract.

The following table summarizes segment revenues by contract type for the last three years:

	Year ended January 31		
	2004	2003	2002
Regulated:			
Cost-reimbursement	47%	52%	51%
Time-and-materials and Fixed-price level-of-effort	38%	33%	33%
Firm fixed-price	15%	15%	16%
Total	100%	100%	100%
Non-Regulated Telecommunications:			
Cost-reimbursement	5%	3%	1%
Time-and-materials and Fixed-price level-of-effort	10%	15%	17%
Firm fixed-price	85%	82%	82%
Total	100%	100%	100%
Non-Regulated Other:			
Cost-reimbursement	7%	7%	2%
Time-and-materials and Fixed-price level-of-effort	47%	28%	44%
Firm fixed-price	13%	9%	8%
Target cost and fee with risk sharing	33%	56%	46%
Total	100%	100%	100%

Any costs that we incur on projects for which we have been requested by the customer to begin work under a new contract or extend work under an existing contract, and for which formal contracts or contract modifications have not been executed are incurred at our risk, and it is possible that the customer will not reimburse us for these pre-contract costs.

Pre-contract costs at January 31, 2004 and 2003 were as follows:

	January 31	
	2004	2003
	(In millions)	
Regulated segment	$41	$49
Non-Regulated Telecommunications segment	1	1
Non-Regulated Other segment	4	
	$46	$50

We expect to recover substantially all of these costs; however, no assurance can be given that the contracts or contract amendments will be executed or that we will recover the related costs.

Research and Development

We conduct research and development activities under customer funded contracts and with independent research and development (IR&D) funds. IR&D efforts consist of projects involving basic research, applied research, development, and systems and other concept formulation studies. In fiscal year 2004, we spent approximately $82 million on IR&D, which was included in selling, general and administrative expenses. We spent $86 million and $118 million on such activities in 2003 and 2002, respectively.

Patents and Proprietary Information

Other than with respect to Telcordia, our technical services and products are not generally dependent upon patent protection. We claim a proprietary interest in certain of our products, software programs, methodology and know-how. This proprietary information is protected by copyrights, trade secrets, licenses, contracts and other means.

In the Non-Regulated Telecommunications segment, Telcordia's patent portfolio consists of more than 900 U.S. and foreign patents. More than 100 of these patents have been licensed to organizations worldwide. Telcordia has been granted patents across a wide range of disciplines, including telecommunications transmission, services and operations, optical networking, switching, wireless communications, protocols, architecture and coding. Along with Telcordia, we actively pursue opportunities to license our technologies to third parties and enforce our patent rights. We also evaluate potential spin-offs of our technologies.

In connection with the performance of services for customers in the Regulated segment, the U.S. Government has certain rights to data, computer codes and related material that we develop under U.S. Government-funded contracts and subcontracts. Generally, the U.S. Government may disclose such information to third parties, including, in some instances, competitors. In the case of subcontracts, the prime contractor may also have certain rights to the programs and products that we develop under the subcontract.

Backlog

Backlog includes only the funded dollar amount of contracts in process and does not include the dollar amount of projects for which we have been given permission by the customer (i) to begin work but for which a formal contract has not yet been entered into or (ii) to extend work under an existing contract prior to the formal amendment or modification of the existing contract. In these cases, either contract negotiations have not been completed or a contract or contract amendment has not been executed. When a contract or contract amendment is executed, the backlog will be increased by the difference between the dollar value of the contract or contract amendment and the revenue recognized to date. We expect that a substantial portion of our backlog at January 31, 2004 will be recognized as revenues prior to January 31, 2005. Some contracts associated with the backlog are incrementally funded and may continue for more than one year.

The approximate amount of backlog at January 31, 2004 and 2003 was as follows:

	January 31	
	2004	2003
	(In millions)	
Regulated segment	$3,127	$2,499
Non-Regulated Telecommunications segment	965	921
Non-Regulated Other segment	228	232
	$4,320	$3,652

Employees and Consultants

As of January 31, 2004, we employed approximately 42,700 full and part time employees. We also use consultants to provide specialized technical and other services on specific projects. To date, we have not experienced any strikes or work stoppages and we consider our relations with our employees to be good.

The highly technical and complex services and products provided by us are dependent upon the availability of professional, administrative and technical personnel having high levels of training and skills. Because of our growth and competition for experienced personnel, it has become more difficult to meet all of our needs for these employees in a timely manner. However, such difficulties have not had a significant impact on us to date. We intend to continue to devote significant resources to recruit and retain qualified employees. Management believes that our employee ownership programs and philosophy are major factors in our ability to attract and retain qualified personnel.

EXECUTIVE OFFICERS

The following is a list of the names and ages (as of March 31, 2004) of all our executive officers, indicating all positions and offices held by each such person and each such person's principal occupation or employment during at least the past five years. All such persons have been elected to serve until their successors are elected or until their earlier resignation or retirement. Except as otherwise noted, each of the persons listed below has served in his present capacity for at least the past five years.

Name of Executive Officer	Age	Positions with the Company and Prior Business Experience
C. M. Albero	68	Group President since February 2004. Mr. Albero has held various positions with us since 1987, including serving as a Sector Vice President from 1998 to February 2004. Mr. Albero has also served as Chief Executive Officer of our AMSEC LLC joint venture since July 1999.
D. P. Andrews	59	President and Chief Operating Officer of Federal Business since December 2003, and a Director since October 1996. Prior thereto he was Corporate Executive Vice President from January 1998 to December 2003. Mr. Andrews also served as Executive Vice President for Corporate Development from October 1995 to January 1998. Prior to joining us, Mr. Andrews served as Assistant Secretary of Defense from 1989 to 1993.
J. R. Beyster	79	Chairman of the Board and a Director since the Company was founded. Dr. Beyster served as Chief Executive Officer from 1969 to November 2003 and as President from June 1998 to November 2003.
K. C. Dahlberg	59	Chief Executive Officer, President and Director since November 2003. Prior to joining us, Mr. Dahlberg was with General Dynamics Corp. from March 2001 to October 2003, where he served as Corporate Executive Vice President. Mr. Dahlberg was with Raytheon International from February 2000 to March 2001 where he served as President, and from 1997 to 2000 he served as President and Chief Operating Officer of Raytheon Systems Company. Mr. Dahlberg held various positions with Hughes Aircraft from 1967 to 1997.
T. E. Darcy	53	Corporate Executive Vice President since December 2003 and Chief Financial Officer since October 2000. From October 2000 to December 2003, Mr. Darcy was an Executive Vice President. Prior to joining us, Mr. Darcy was with the accounting firm of PricewaterhouseCoopers LLP from July 1973 to September 2000, where he served as partner from 1985 to 2000.

Name of Executive Officer	Age	Positions with the Company and Prior Business Experience
M. J. Desch	46	Chief Executive Officer of Telcordia since July 2002 and a Director of the Company since October 2002. Mr. Desch has also served as Chairman of Airspan Networks, Inc. since July 2000 and has served on the boards of a number of public and private companies. Mr. Desch was with Nortel Networks Corp. from 1987 to 2000, where he served as Corporate Executive Vice President and President.
S. P. Fisher	43	Treasurer since January 2001 and Senior Vice President since July 2001. Mr. Fisher has held various positions with us since 1988, including serving as Assistant Treasurer and Corporate Vice President for Finance from 1997 to 2001 and Vice President from 1995 to 1997.
D. H. Foley	59	Group President since February 2004 and a Director since July 2002. Dr. Foley has held various positions with us since 1992, including serving as an Executive Vice President from July 2000 to February 2004 and as a Sector Vice President from 1992 to July 2000.
M. V. Hughes, III	58	Group President since February 2004. Mr. Hughes has held various positions with us since 1990, including serving as an Executive Vice President from July 2003 to February 2004 and as a Sector Vice President from 1991 to July 2003.
P. N. Pavlics	43	Senior Vice President since January 1997 and Controller since 1993. Mr. Pavlics has held various positions with us since 1985, including serving as a Corporate Vice President from 1993 to January 1997.
L. J. Peck	55	Group President since February 2004. Mr. Peck has held various positions with us since 1978, including serving as a Sector Vice President from 1994 to February 2004.
S. D. Rockwood	60	Executive Vice President since April 1997, Chief Technology Officer since December 2003 and a Director since 1996. Dr. Rockwood has held various positions with us since 1986, including serving as a Sector Vice President from 1987 to April 1997.
W. A. Roper, Jr.	58	Corporate Executive Vice President since April 2000. Mr. Roper served as Senior Vice President from 1990 to 1999, Chief Financial Officer from 1990 to October 2000 and Executive Vice President from 1999 to 2000. Mr. Roper has served as a director of VeriSign, Inc. since November 2003.
D. E. Scott	47	Secretary since July 2003, Senior Vice President since January 1997 and General Counsel since 1992. Mr. Scott has held various positions with us since 1987, including serving as a Corporate Vice President from 1992 to January 1997.
G. T. Singley III	58	Group President since February 2004. Mr. Singley has held various positions with us since 1998, including serving as a Sector Vice President from 2001 to February 2004.

Name of Executive Officer	Age	Positions with the Company and Prior Business Experience
R. I. Walker	39	Corporate Executive Vice President since July 2002 and a Director since October 2002. Prior to joining us, Mr. Walker served as Vice President/General Manager of IBM Global Services from 1996 to 2002, and Manager with Deloitte & Touche LLP from 1994 to 1996.
J. P. Walkush	52	Executive Vice President since July 2000 and a Director since April 1996. Mr. Walkush has held various positions with us since 1983, including serving as a Sector Vice President from 1994 to 2000.
J. H. Warner, Jr.	63	Chief Administrative Officer since December 2003, Corporate Executive Vice President since 1996 and a Director since 1988. Dr. Warner has held various positions with us since 1973, including serving as Executive Vice President from 1989 to 1996.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Limited Market

Since our inception, we have followed a policy of remaining essentially employee owned. As a result, there has never been a general public market for any of our securities. In order to provide some liquidity for our stockholders, however, we have maintained a limited secondary market which we call the "limited market," through our wholly owned, broker-dealer subsidiary, Bull, Inc., which was organized in 1973 for the purpose of maintaining the limited market.

The limited market permits existing stockholders to offer for sale shares of Class A common stock on predetermined days which we call a "trade date." Generally, there are four trade dates each year, however, a scheduled trade date could be postponed or cancelled. In fact, the trade originally scheduled for July 26, 2002 was postponed to August 16, 2002 in order to establish a new stock price after it was determined that the stock price set by the board of directors on July 12, 2002 no longer represented a fair market value. A trade date typically occurs one week after our quarterly board of directors meetings, currently scheduled for January, April, July and October. All shares of Class B common stock to be sold in the limited market must first be converted into 20 times as many shares of Class A common stock.

All sales and purchases are made at the prevailing price of the Class A common stock determined by the board of directors or its stock policy committee pursuant to the valuation process described below. All participants who wish to participate in a particular trade must submit a trade request in the form of a limit order. A limit order is a request to buy stock at any price equal to or below the limit price specified by the person placing the order or a request to sell stock at any price equal to or above the limit price specified. A limit order will not be processed if the limit price is not satisfied by the price established by the board of directors unless the order is modified. A participant may not submit both a buy limit order and a sell limit order on the same account for the same trade.

Trade participants may submit their limit order requests either online or in paper format. In order to participate in a particular trade, the participant's limit order must be received by Bull, Inc. no later than 5 p.m. Pacific Time on the day before the board of directors meeting at which the price of the Class A common stock is determined which we refer to as the "limit order deadline." After the stock price has been determined, participants can cancel their orders prior to 5 p.m. Pacific Time on the Friday one week after the stock price is determined which we refer to as the "trade modification deadline." In addition, those participants who submitted their orders online may modify their orders prior to the trade modification deadline. Participants who submitted their order by paper may not modify their orders once submitted, other than to cancel their order. Participants may not change a buy order to a sell order, or a sell order to a buy order after the limit order deadline. All sellers in the limited market (other than our retirement plans and us) pay Bull, Inc. a sales commission. Stockholders submitting sales orders online pay a commission currently equal to 0.5% of the proceeds from such sales and stockholders submitting sales orders by paper pay a commission currently equal to 1% of the proceeds from such sales. No commission is paid by purchasers in the limited market.

The purchase of Class A common stock in the limited market is restricted to (i) current employees of SAIC and eligible subsidiaries who desire to purchase Class A common stock in an amount that does not exceed a pre-approved limit established by the board of directors or the operating committee of the board, (ii) current employees, consultants and non-employee directors of SAIC and eligible subsidiaries who have been specifically approved by the board of directors or the operating committee of the board to purchase a specified number of shares which may exceed the pre-approved limit, and (iii) trustees or agents of the retirement and benefit plans of SAIC and its eligible subsidiaries. These employees, consultants, directors, trustees and agents are referred to as "authorized buyers." No one, other than these authorized buyers, is eligible to purchase Class A common stock in the limited market.

If the aggregate number of shares offered for sale in the limited market on any trade date is greater than the aggregate number of shares sought to be purchased by authorized buyers, offers by stockholders to sell 2,000 or less shares of Class A common stock (or up to the first 2,000 shares if more than 2,000 shares of Class A common stock are offered by any such stockholder) will be accepted first. Offers to sell shares in excess of 2,000 shares of Class A common stock will be accepted on a pro-rata basis determined by dividing the total number of shares remaining under purchase orders by the total number of shares remaining under sell orders. If, however, there are insufficient purchase orders to support the primary allocation of 2,000 shares of Class A common stock for each proposed seller, then the purchase orders will be allocated equally among all of the proposed sellers up to the total number of shares offered for sale.

We are currently authorized, but not obligated, to purchase shares of Class A common stock in the limited market on any trade date, but only if and to the extent that the number of shares offered for sale by stockholders exceeds the number of shares sought to be purchased by authorized buyers, and we, in our discretion, determine to make such purchases. However, the number of shares we may purchase in the limited market on any given trade date is subject to legal and contractual restrictions. Under Delaware law, we may repurchase our shares only out of available surplus. In addition, financial covenants under our credit agreement or agreements we enter into in the future may restrict our ability to repurchase shares. In deciding whether to make such purchases, we will consider a variety of factors, including our cash position and cash flows, investment and capital activities, financial performance, financial covenants, the number of shares outstanding and the amount of the undersubscription in the market. The final determination is not made before the trade date. We have purchased a significant amount of Class A common stock in the limited market during recent periods. We purchased a total of 6,824,113 shares on the trade dates in fiscal year 2004 and a total of 16,238,751 shares on the trade dates in fiscal year 2003. These purchases accounted for 65.5% and 84.5%, respectively, of the total shares purchased by all buyers in the limited market during fiscal years 2004 and 2003. Our purchases balanced the number of shares offered for sale by stockholders with the number of shares sought to be purchased by authorized buyers. We cannot assure you that we will continue to purchase such excess shares in the future. Accordingly, if the aggregate number of shares offered for sale exceeds the aggregate number of shares sought to be purchased by authorized buyers, and we elect not to participate in a trade or otherwise limit our participation in a trade, our stockholders may be unable to sell all the shares they desire to sell in the limited market. Because no other market exists for our stock, our stockholders may be unable to sell all the shares they desire to sell. In addition, if a limited market trade were undersubscribed and prorated or the liquidity of our stock in the limited market were otherwise impaired, the stock price, as set by the board of directors, could be adversely impacted because the independent appraiser could apply or increase any liquidity discount used in valuing our stock.

During the 2004 and 2003 fiscal years, the trustees of certain of our retirement and benefit plans purchased an aggregate of 2,351,031 and 1,998,956 shares, respectively, in the limited market. These purchases accounted for approximately 22.6% and 10.4% of the total shares purchased by all buyers in the limited market during fiscal years 2004 and 2003, respectively. Such purchases may change in the future, depending on the levels of participation in and contributions to such plans and the extent to which such contributions are invested in Class A common stock. In addition, the trustees of our retirement plans are not permitted to purchase shares of our Class A common stock in the limited market unless the stock price established by the board of directors is determined in good faith by the plan fiduciaries, in reliance on an appraisal by an independent appraiser, to be the fair market value of the shares. The inability of the retirement plans to purchase shares in the limited market could adversely impact the liquidity of our stock.

To the extent that purchases by the trustees of our retirement and benefit plans decrease, and purchases by us decrease or do not increase, the ability of stockholders to resell their shares in the limited market will likely be adversely affected. Although all shares of Class A common stock offered for sale were sold in the limited market on each trade date occurring during fiscal years 2004 and 2003, we cannot assure you that a stockholder desiring to sell all or a portion of his or her shares of our Class A common stock on any trade date will be able to do so.

To the extent that the aggregate number of shares sought to be purchased by authorized buyers exceeds the aggregate number of shares offered for sale by stockholders, we may, but are not obligated to, sell authorized but unissued shares of Class A common stock in the limited market. In making this determination, we will consider a variety of factors, including our cash position and cash flows, investment and capital activities, financial performance, financial covenants, the number of shares outstanding and the amount of the over subscription in the limited market. The final determination is not made before the trade date. In fiscal years 2004 and 2003, we did not sell any shares of Class A common stock in the limited market as the number of shares sought to be purchased by authorized buyers did not exceed the number of shares offered for sale by stockholders. To the extent that we choose not to sell authorized but unissued shares of Class A common stock in the limited market, the ability of individuals to purchase shares on the limited market may be adversely affected. We cannot assure you that an individual desiring to buy shares of our Class A common stock in any future trade will be able to do so.

Price Determination of Class A Common Stock and Class B Common Stock

Valuation Process

Our board of directors determines the price of the Class A common stock using the valuation process described below. In establishing the stock price, the board of directors considers a broad range of valuation data and financial information, including analysis provided by Houlihan Lokey Howard & Zukin Financial Advisors, Inc. ("HLHZ"), our independent appraisal firm. The board also considers valuation data and financial information relating to publicly traded companies considered by our appraiser to be comparable to SAIC or relevant to the valuation of our stock. The valuation process includes the valuation formula set forth below, which has an earnings component and an equity component and includes a variable called the market factor. After considering the analysis of the independent appraisal firm and other valuation data and information, the board of directors sets the market factor at the value that causes the formula to yield a stock price that the board believes represents a fair market value for the Class A common stock within a broad range of financial criteria. The stock price and market factor, as determined by the board of directors, remain in effect until subsequently changed by the board of directors or its stock policy committee.

The Class A common stock is traded in the limited market maintained by Bull, Inc. at the stock price determined by the board of directors. In accordance with our certificate of incorporation, the price of the Class B common stock is equal to 20 times the stock price applicable to the Class A common stock.

Role of Appraiser

HLHZ has served as the appraiser of our stock for over 20 years. HLHZ is a nationally recognized investment banking firm that provides business and securities valuations for a variety of regulatory and planning purposes, renders fairness opinions, and provides financial advisory services in connection with mergers and acquisitions, leveraged buyouts, recapitalizations, financial restructurings and private placements of debt and equity securities. Each quarter in conjunction with the board of directors' valuation process, HLHZ performs an appraisal of our Class A common stock. As part of its methodology, HLHZ uses market multiple analysis of comparable public companies to value SAIC as a whole (excluding Telcordia), Telcordia and major business areas of SAIC.

In its appraisal of our stock, HLHZ may apply, and from time to time has applied, a liquidity discount based on its assessment of the liquidity provided by the limited market. HLHZ provides substantial valuation data and analysis, which the board relies upon, among other factors, in establishing the stock price. The data and analysis include the reasonable range of fair market value established by the appraisers. In establishing the range of fair market value, the appraiser considers, among other things, the volatility of the stock prices and implied volatility of stock options of the comparable companies and any significant publicly traded securities that we may own. After the board has established the stock price, HLHZ reviews the price and provides an opinion letter to the board of directors and the SAIC and AMSEC retirement plans committees as to whether the stock price appears to reflect the fair market value of our stock. The trustees of our retirement plans are not permitted to purchase shares of our Class A common stock in the limited market unless the stock price established by the board of directors is determined in good faith by the plan fiduciaries, in reliance on an appraisal by an independent appraiser, to be the fair market value of the shares. If the stock price established by the board of directors did not reflect the fair market value as determined by an independent appraisal firm, our retirement plans would be unable to purchase shares of our Class A common stock in that trade and the liquidity of the limited market and our stock price could be adversely impacted.

Stock Price Formula

The following formula is used in the valuation method:

the price per share is equal to the sum of

(1) a fraction, the numerator of which is our stockholders' equity at the end of the fiscal quarter immediately preceding the date on which a price determination is to occur, adjusted to reflect the value of our publicly traded equity securities classified as investments in marketable securities, as well as the profit or loss impact, if any, on stockholders' equity arising from investment activities, non-recurring gains or losses on sales of business units, subsidiary common stock or similar transactions closed, as of the valuation date ("E") and the denominator of which is the number of outstanding common shares and common share equivalents at the end of such fiscal quarter ("$W_{(1)}$") and

(2) a fraction, the numerator of which is 5.66 multiplied by the market factor ("M" or "market factor"), multiplied by our operating income for the four fiscal quarters immediately preceding the price determination, net of taxes, excluding investment activities, losses on impaired intangible assets, non-recurring gains or losses on sales of business units, subsidiary common stock and similar items, and including our equity in the income or loss of unconsolidated affiliates and the minority interest in income or loss of consolidated subsidiaries ("P"), and the denominator of which is the weighted average number of outstanding common shares and common share equivalents for those four fiscal quarters, as used by us in computing diluted earnings per share ("W").

The formula, shown as an equation, is as follows:

$$\text{Stock Price} = \frac{E}{W_{(1)}} + \frac{5.66MP}{W}$$

The number of outstanding common shares and common share equivalents described above in the formula assumes that each share of Class B common stock is converted into 20 shares of Class A common stock.

The board of directors first used a valuation formula in establishing the price of the Class A common stock in 1972. The valuation formula has periodically been modified ever since. The market factor concept was first added to the formula in 1973. The 5.66 factor was added to the formula in 1976 as a constant to cause the price generated by the formula to reflect a fair market value of the

Class A common stock. In 1984, the board of directors, with the assistance of an outside appraisal firm, began its current practice of establishing the value of the market factor to reflect the broad range of business, financial and market forces that also affect the fair market value of the Class A common stock. In 2001, the board of directors approved the modifications of the definitions of the "E" or the stockholders' equity component and "P" or the earnings component of the formula. Before approving these changes to the formula, the board of directors consulted with HLHZ and then determined that these definitional changes were appropriate and that our valuation process would continue to generate a fair market value of the Class A common stock within a broad range of financial criteria.

Other Valuation Considerations

In determining the price of the Class A common stock, the board of directors considers many relevant factors, including:

- valuation input from HLHZ
- the performance of the general securities markets and relevant industry groups
- our historical financial performance versus comparable public companies
- the prospects for our future performance
- the value of our investments
- general economic conditions
- general capital market considerations
- other factors the board of directors deems appropriate

Although orders to buy or sell shares of Class A common stock in the limited market must be entered prior to the board's determination of the stock price, this information is not made available to the board of directors and is not a consideration in determining the price. However, if we elect not to purchase shares in the limited market to fully balance an undersubscribed trade, this could impact both the current and subsequent valuations of our stock.

Review of Stock Price

Our board of directors reviews the stock price at least four times each year, generally at quarterly meetings. These meetings are currently scheduled in January, April, July and October of each year and are held approximately one week before the four predetermined trade dates. The board of directors reviews the stock price during the period between a quarterly board meeting and the trade date to determine whether the stock price continues to represent a fair market value, and if necessary, modifies the price. The board of directors has authorized its stock policy committee to conduct this review, and, in some quarters, the stock policy committee has conducted this review. If a stock price modification is necessary, the stock policy committee or the board of directors would apply the same valuation process used by the board of directors at a quarterly board meeting. The stock policy committee modified the stock price on July 29, 2002 after it was determined that the stock price established by the board of directors on July 12, 2002 no longer represented a fair market value.

Modification of Valuation Process

The board of directors has broad discretion to modify the valuation process. However, the board of directors does not anticipate changing the valuation process unless:

- a change in the formula or any other aspect of the valuation process used to value the Class A common stock is required under applicable law, or

- in the good faith exercise of its fiduciary duties and after consultation with our independent accountants as to whether the change would result in a charge to earnings upon the sale of Class A common stock, the board of directors, including a majority of the directors who are not our employees, determines that the valuation process no longer results in a fair market value for the Class A common stock, or
- in the good faith exercise of its fiduciary duties, the board of directors, including a majority of directors who are not our employees, after consulting with an independent appraisal firm, determines that a change in the formula or any other aspect of the valuation process is appropriate and that the stock price established by the board of directors through the modified valuation process reflects a fair market value of the Class A common stock.

Risk of Price Fluctuation

The price of the Class A common stock could be subject to fluctuations in the future due to a number of factors, including:

- the mix of our commercial and international business as a proportion of our overall business and the volatility associated with companies in these business areas
- the impact of acquisitions, investments, joint ventures and divestitures that we may undertake
- the volatility of the market value of comparable public companies that are considered in our valuation process and any publicly traded securities we may own
- the limited market trade imbalances, our inability to guarantee 100% liquidity in the quarterly trades, regardless of the amount of the undersubscription, and the degree of liquidity actually provided to stockholders by the limited market
- the impact of any of the foregoing on HLHZ's valuation analysis and the board of directors' ultimate determination of the stock price

Stock Price Table

The following table sets forth information concerning the stock price for the Class A common stock, the applicable price for the Class B common stock and each of the variables contained in the formula, including the market factor, in effect for the periods beginning on the dates indicated. The Class A common stock has been rounded to the nearest penny. There can be no assurance that the Class A common stock or the Class B common stock will in the future provide returns comparable to historical returns or that the price will not decline. In fact, the price declined 13.2% during fiscal year

2003. See "Business—Risk Factors—Future returns on our common stock may be significantly lower than historical returns" in our 2004 Annual Report on Form 10-K.

Date	Market Factor	"E" or Adjusted Stockholders' Equity(1)	"W_1" or Shares Outstanding(2)	"P" or Adjusted Earnings(3)	"W" or Weighted Avg. Shares Outstanding(4)	Price Per Share of Class A Common Stock	Price Per Share of Class B Common Stock	Percentage Price Change(5)
April 12, 2002	2.90	$2,455,657,000	215,804,158	$297,660,000	225,382,561	$33.06	$661.20	0.3%
July 12, 2002	2.60	$2,483,464,000	215,331,807	$319,724,000	218,864,381	$33.03	$660.60	(0.1)%
July 29, 2002	2.10	$2,483,864,000	215,331,807	$319,724,000	218,864,381	$28.90	$578.00	(12.5)%
October 11, 2002	1.90	$2,394,108,000	209,578,812	$335,148,000	213,397,043	$28.31	$566.20	(2.0)%
January 10, 2003	1.90	$2,072,146,000	195,447,055	$346,570,000	207,048,972	$28.60	$572.00	1.0%
April 11, 2003	1.90	$2,006,774,000	190,974,359	$349,930,000	203,232,903	$29.02	$580.40	1.5%
July 11, 2003	1.90	$2,102,168,000	192,229,993	$358,704,000	197,175,777	$30.50	$610.00	5.1%
October 10, 2003	1.90	$2,133,849,000	190,791,535	$368,075,000	192,079,951	$31.79	$635.80	4.2%
January 9, 2004	2.20	$2,196,927,000	190,348,029	$380,148,000	189,499,866	$36.52	$730.40	14.9%

(1) "E" is our stockholders' equity at the end of the fiscal quarter immediately preceding the date on which a price determination is to occur, adjusted to reflect the value of publicly traded equity securities classified as investments in marketable securities, as well as the profit or loss impact, if any, on stockholders' equity arising from investment activities, non-recurring gains or losses on sales of business units, subsidiary common stock, or similar transactions closed, as of the valuation date.

(2) "W_1" is the number of outstanding common shares and common share equivalents at the end of the fiscal quarter immediately preceding the date on which a price determination is to occur.

(3) "P" is our operating income for the four fiscal quarters immediately preceding the price determination, net of taxes, excluding investment activities, losses on impaired intangible assets, non-recurring gains or losses on sales of business units, subsidiary common stock and similar items, and including our equity in the income or loss of unconsolidated affiliates and the minority interest in income or loss of consolidated subsidiaries. The aggregate amount of these items on a pre-tax basis is disclosed as "segment operating income" in our consolidated quarterly and annual financial statements filed with the SEC. The operations of our INTESA joint venture have been classified as discontinued operations as of January 31, 2003 and are no longer reflected in operating income. Beginning with the April 11, 2003 stock price determination, the "P" variable of the formula no longer includes the operations of INTESA.

(4) "W" is the weighted average number of outstanding common shares and common share equivalents for the four fiscal quarters immediately preceding the price determination, as used by us in computing diluted earnings per share.

(5) Value shown represents the percentage change in the price per share of Class A common stock from the prior valuation.

Holders of Class A Common Stock and Class B Common Stock

As of March 31, 2004, there were 33,037 holders of record of Class A common stock and 178 holders of record of Class B common stock. Substantially all of the Class A common stock and the Class B common stock is owned of record or beneficially by our current and former employees, directors and consultants and their respective family members and by our various employee benefit plans.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock and no cash dividends on the Class A common stock or Class B common stock are currently contemplated in the foreseeable future. The payment of any future dividends will be at the discretion of the board of directors and will depend upon, among other things, future earnings, capital requirements, our general financial condition and general business conditions.

Recent Sales of Unregistered Securities

On December 19, 2003, in connection with the acquisition of Exploranium, G.S. Limited, we issued 38,899 shares of our Class A common stock with a per share price of $31.79 to one of the principals in consideration for a noncompetition agreement. No underwriters were involved in this transaction. The issuance of the shares in connection with this transaction was exempt from the registration requirements of the Securities Act, in accordance with Section 4(2) of the Securities Act as a transaction by an issuer not involving any public offering.

On July 25, 2003, we acquired all the outstanding shares of Opta Limited ("Opta"). In accordance with the stock acquisition, five Opta shareholders, who owned a majority of the shares of Opta, entered into a purchase agreement dated July 25, 2003, as amended October 16, 2003, under which the shareholders agreed to purchase shares of our Class A common stock in our limited market. On January 16, 2004, one individual purchased 5,421 shares at the per share price of $36.52 and on October 17, 2003, four individuals purchased an aggregate of 27,941 shares at the per share price of $31.79. No underwriters were involved in these transactions. Although shares issued in our limited market transactions generally are considered registered under the Securities Act, since these individuals made an investment decision to purchase these shares and a commitment to do so under the purchase agreement prior to the occurrence of the limited market transaction, these shares are considered not to be registered under the Securities Act. The issuance of the shares in connection with this transaction was exempt from the registration requirements of the Securities Act in accordance with Section 4(2) of the Securities Act as a transaction by an issuer not involving any public offering.

As of March 31, 2004, there were 1,479,973 shares of our Class A common stock outstanding which were issued by us to non-affiliates since February 1, 2002 in transactions that were not registered under the Securities Act. These shares are considered "restricted securities" (as that term is defined in Rule 144 under the Securities Act) and, subject to any contractual restrictions and our right of first refusal, may become eligible for resale under Rule 144(k) as follows:

Date Holding Period Expires	Number of Class A Shares
April 11, 2005	931,818
April 18, 2005	108,982
October 6, 2005	238,277
October 17, 2005	27,941
December 19, 2005	38,899
January 16, 2006	5,421
February 20, 2006	128,635

Executive Officers*

Chairman of the Board
J.R. Beyster

Chief Executive Officer and President
K.C. Dahlberg

Corporate Executive Vice Presidents

President and Chief Operating Officer Federal Business
D.P. Andrews

Chief Financial Officer
T.E. Darcy

Strategic Investments
W.A. Roper, Jr.

Commercial and International
R.I. Walker

Chief Administrative Officer
J.H. Warner, Jr.

Executive Vice Presidents

Chief Technology Officer
S.D. Rockwood

Strategic Initiatives
J.P. Walkush

Chief Executive Officer of Telcordia Technologies
M.J. Desch

Group Presidents
C.M. Albero
D.H. Foley
M.V. Hughes, III
L. J. Peck
G. T. Singley, III

Senior Vice Presidents

Senior Vice President and Controller
P.N. Pavlics

Senior Vice President, General Counsel and Secretary
D.E. Scott

Senior Vice President and Treasurer
S.P. Fisher

* Executive officers designated by the Board of Directors in accordance with the requirements of the Securities and Exchange Commission.



BOARD of DIRECTORS

J.R. Beyster
Founder and Chairman of the Board

K.C. Dahlberg
Chief Executive Officer and President

D.P. Andrews
Corporate Executive Vice President, SAIC

W.H. Demisch
Financial Consultant

M.J. Desch
Chief Executive Officer, Telcordia Technologies

W.A. Downing
General, U.S. Army (Ret.)

J.A. Drummond
Vice Chairman, BellSouth Corp. (Ret.)

D.H. Foley
Executive Vice President, SAIC

J.E. Glancy
Executive Vice President, SAIC

A.K. Jones
University Professor, Computer Sciences, University of Virginia

H.M.J. Kraemer, Jr.
Former Chairman, President and Chief Executive Officer, Baxter International, Inc.

C.B. Malone
President, Financial & Management Consulting Inc.

S.D. Rockwood
Executive Vice President, SAIC

E.J. Sanderson, Jr.
Retired Oracle Corporation Executive

R. Snyderman
Executive Dean of the School of Medicine, President and CEO, Duke University Health System

M.E. Trout, M.D.
Chairman of the Board, Cytyc Corporation (Ret.)

R.I. Walker
Corporate Executive Vice President, SAIC

J.P. Walkush
Executive Vice President, SAIC

J.H. Warner, Jr.
Corporate Executive Vice President, SAIC

A.T. Young
Executive Vice President, Lockheed Martin Corp. (Ret.)

SAIC®

An Employee-Owned Company

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